As filed with the Securities and Exchange Commission on April 7, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PerkinElmer, Inc.
(Exact name of Registrant as specified in its charter)

Massachusetts	**3826**	**04-2052042**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Copies to:

David E. Redlick, Esq.
Hal J. Leibowitz, Esq.
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
8⅞% Senior Subordinated Notes due 2013	$300,000,000	100%	$300,000,000	$24,270
Guarantees(3)	N/A	N/A	N/A	N/A

(1) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2) Calculated based upon the book value of the securities to be received by the Registrant in the exchange in accordance with Rule 457(f)(2).

(3) No separate consideration will be received for the guarantees, and no separate fee is payable, pursuant to Rule 457(n) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Applied Surface Technology, Inc.

(Exact name of Registrant as specified in its charter)

California	**3679**	**94-3215818**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

Carl Consumable Products, LLC

(Exact name of Registrant as specified in its charter)

Delaware	**3826**	**33-0967921**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

Lumen Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**3826**	**13-3868804**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

NEN Life Sciences, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**3826**	**94-3267240**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

Packard Bioscience Company

(Exact name of Registrant as specified in its charter)

Delaware	**3826**	**06-0676652**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

PerkinElmer Labworks, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**3826**	**06-1613930**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

PerkinElmer LAS, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**3826**	**04-3361624**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

---

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

PerkinElmer Optoelectronics NC, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**3641**	**94-1655721**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

---

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

PerkinElmer Optoelectronics SC, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**3861**	**95-2621568**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100
(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

PerkinElmer Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Massachusetts	**3826**	**04-2436772**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100
(Address, including zip code, and telephone number, including area code,
of Registrant's principal executive offices)

PerkinElmer Automotive Research, Inc.

(Exact name of Registrant as specified in its charter)

Texas	8734	74-1608528
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Number)*	*(I.R.S. Employer Identification Number)*

---

c/o Terrance L. Carlson, Esq.
Senior Vice President and General Counsel
PerkinElmer, Inc.
45 William Street
Wellesley, Massachusetts 02481
(781) 237-5100

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 7, 2003

PROSPECTUS

PerkinElmer precisely.

$300,000,000

PerkinElmer, Inc.

8⅞% Senior Subordinated Notes Due 2013

We are offering to exchange 8⅞% senior subordinated notes due 2013 that we have registered under the Securities Act of 1933 for all of our outstanding 8⅞% senior subordinated notes due 2013. We refer to these registered notes as the new notes and all outstanding 8⅞% senior subordinated notes due 2013 as the old notes. The old notes are, and the new notes will be, fully and unconditionally guaranteed, jointly and severally, by substantially all of our domestic subsidiaries. The new notes will not be listed on any national securities exchange. Currently, there is no public market for the old notes.

The Exchange Offer

- We will exchange an equal principal amount of new notes that are freely tradeable for all old notes that are validly tendered and not validly withdrawn.
- You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer.
- The exchange offer is subject to the satisfaction of limited, customary conditions.
- The exchange offer expires at 5:00 p.m., Eastern time, on   , 2003, unless extended.
- The exchange of old notes for new notes in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.
- We will not receive any proceeds from the exchange offer.

The New Notes

- We are offering the new notes in order to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes.
- The terms of the new notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act and have no transfer restrictions, rights to liquidated damages or registration rights, except in limited circumstances.

See "Risk Factors" beginning on page 9 to read about factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April   , 2003

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We are incorporating by reference in this prospectus some of the documents we file with the SEC. This means that we can disclose important business, financial and other information to you by referring you to those documents. The information in the documents that we incorporate by reference is considered to be part of this prospectus, even though it is not delivered with this prospectus. Information in specified documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the document listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of filing of the initial registration statement relating to this exchange offer and prior to the termination of any offering of securities offered by this prospectus:

• Our annual report on Form 10-K for the fiscal year ended December 29, 2002.

Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

We will provide a copy of the documents we incorporate by reference, at no cost, upon written request or oral request of any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 45 William Street, Wellesley, Massachusetts 02481, (781) 237-5100, Attention: Daniel J. Sotherby, Director of Investor Relations. *If you would like to request any documents, you must do so by no later than   , 2003 in order to receive them before the expiration of the exchange offer.*

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site, the address of which is http://www.sec.gov. That site contains our annual, quarterly and current reports, proxy statements and other information.

We have filed this prospectus with the SEC as part of a registration statement on Form S-4 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since then. To the extent the information contained or incorporated by reference in this prospectus becomes materially inaccurate subsequent to the date on the front cover of this prospectus or the date of the document incorporated by reference, as the case may be, and prior to the expiration of the exchange offer we will promptly supplement the information by filing with the SEC a document which is incorporated by reference into this prospectus. We are not making an offer to sell the new notes in any jurisdiction where the offer or sale is not permitted.

SUMMARY

This summary highlights material information about us and the exchange offer. This summary is not complete and may not contain all of the information that you should consider before participating in this exchange offer. You should read carefully the entire prospectus, including "Risk Factors," and the documents that we have filed with the SEC and incorporated by reference into this prospectus.

In this prospectus, "PerkinElmer, Inc.," "PerkinElmer," "the Company," "we," "us" and "our" refer to PerkinElmer, Inc. and its consolidated subsidiaries, unless the context requires otherwise. However, for purposes of the section of this prospectus entitled "Description of the New Notes," wherever we refer to "PerkinElmer, Inc.," "PerkinElmer," "the Company," "we," "us" and "our" we are referring only to PerkinElmer, Inc. and not to any of our subsidiaries.

PerkinElmer, Inc.

We are a leading provider of scientific instruments, consumables and services to the pharmaceutical, biomedical, environmental testing and general industrial markets. We design, manufacture, market and service products and systems within three business units:

- *Life and Analytical Sciences.* We are a leading provider of drug discovery, genetic screening, environmental and chemical analysis tools and instrumentation.

- *Optoelectronics.* We provide a broad range of digital imaging, sensor and specialty lighting components used in the biomedical, consumer products and other specialty end markets.

- *Fluid Sciences.* We provide critical fluid control and containment systems for highly demanding environments such as turbine engines and semiconductor fabrication facilities.

We were incorporated under the laws of the Commonwealth of Massachusetts in 1947. Our principal executive offices are located at 45 William Street, Wellesley, Massachusetts 02481, and our telephone number is (781) 237-5100. Our website is located at www.perkinelmer.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this document as an inactive textual reference only.

**The Exchange Offer**

Background . . . . On December 26, 2002, we completed a private placement of our outstanding, unregistered old notes. In connection with that private placement, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer.

The Exchange Offer . . . . We are offering to exchange up to $300 million aggregate principal amount of our new notes which have been registered under the Securities Act for up to $300 million aggregate principal amount of our old notes. You may tender old notes only in integral multiples of $1,000 principal amount.

Resale of New Notes . . . . Based on interpretive letters of the SEC staff to third parties, we believe that you may resell and transfer the new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

- you are acquiring the new notes in the ordinary course of your business,

- you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

- you are not our affiliate as defined under Rule 405 of the Securities Act.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the new notes and provide us with a signed acknowledgement of this obligation.

Consequences If You Do Not
Exchange Your Old Notes . . . . Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

- an exemption from the requirements of the Securities Act is available to you,

- we register the resale of old notes under the Securities Act, or

- the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

	After the completion of the exchange offer, we will no longer have an obligation to register the old notes, except in limited circumstances.
Expiration Date	5:00 p.m., Eastern time, on , 2003 unless we extend the exchange offer.
Conditions to the Exchange Offer	The exchange offer is subject to limited, customary conditions, which we may waive. For example, we are not obligated to complete the exchange offer if:

- the exchange offer, or the making of any exchange by a holder, violates, in our reasonable judgment, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC,

- any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer, or

- we have not obtained any governmental approval which we, in our reasonable judgment, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

Procedures for Tendering Old Notes . .	If you wish to accept the exchange offer, you must deliver to the exchange agent:

- either a completed and signed letter of transmittal or, for old notes tendered electronically, an agent's message from The Depository Trust Company, which we refer to as DTC, stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer,

- your old notes, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC, and

- all other documents required by the letter of transmittal.

These actions must be completed before the expiration of the exchange offer.

If you hold old notes through DTC, you must comply with its standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

- you will be acquiring the new notes in the ordinary course of your business,

- you have no arrangement or understanding with any person to participate in the distribution of the new notes, and

- you are not our affiliate as defined under Rule 405 of the Securities Act.

See "Exchange Offer — Procedures for Tendering."

Guaranteed Delivery Procedures for Tendering Old Notes	If you cannot meet the expiration deadline or you cannot deliver your old notes, the letter of transmittal or any other documentation to comply with the applicable procedures under DTC standard operating procedures for electronic tenders in a timely fashion, you may tender your notes according to the guaranteed delivery procedures set forth under "The Exchange Offer — Guaranteed Delivery Procedures."
Special Procedures for Beneficial Holders	If you beneficially own old notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Withdrawal Rights	You may withdraw your tender of old notes at any time prior to 5:00 p.m., Eastern Time, on , 2003, the expiration date for the exchange offer.
Tax Consequences	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See "Summary of United States Federal Tax Consequences."
Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of new notes in connection with the exchange offer.
Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth below under "The Exchange Offer — Exchange Agent."

The New Notes

The form and terms of the new notes are the same as the form and terms of the old notes, except that:

- the new notes will be registered under the Securities Act and will therefore not bear legends restricting their transfer, and

- specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of liquidated damages in specified circumstances, will be limited or eliminated.

The new notes will evidence the same debt as the old notes and will rank equally with the old notes. The same indenture will govern both the old notes and the new notes. We refer to the old notes and the new notes together as the "notes." Unless the context otherwise requires, when we refer to the old notes, we also refer to the guarantees associated with the old notes, and when we refer to the new notes, we also refer to the guarantees associated with the new notes.

The following is a brief summary description of the new notes. For a more complete description of the terms of the new notes, see the "Description of the New Notes" section of this prospectus.

Issuer	PerkinElmer, Inc.
New Notes Offered	$300,000,000 aggregate principal amount of $8\frac{7}{8}\%$ senior subordinated notes due 2013.
Maturity	January 15, 2013.
Interest	$8\frac{7}{8}\%$ per annum. Interest is payable semiannually in arrears in cash on January 15 and July 15 of each year, beginning July 15, 2003. Interest accrued through the expiration date of the exchange offer on old notes that are exchanged will be paid to holders of record of the new notes on the next regular payment date.
Guarantees	Substantially all of our domestic restricted subsidiaries, other than our receivables securitization entity, will jointly and severally, fully and unconditionally, guarantee the new notes on a senior subordinated basis. Future subsidiaries may also be required to guarantee the new notes.
Ranking	The new notes will be unsecured senior subordinated obligations and will be subordinated to our senior credit facility and other existing and future senior indebtedness. The new notes will rank equally to any senior subordinated indebtedness we may incur and will rank senior to any subordinated indebtedness we may incur. Each guarantee will be unsecured and subordinated to senior indebtedness of the guarantor. In addition, the new notes will effectively rank junior to all existing and future indebtedness and other liabilities of our subsidiaries that are not guarantors. Our subsidiaries that are not guarantors represented approximately 51% of our sales for 2002 and approximately 37% of our consolidated total assets as of December 29, 2002. Because the new notes are subordinated, in the event of bankruptcy, liquidation or dissolution and acceleration of or payment default on senior indebtedness, holders of the new notes will not receive any payment until holders of senior indebtedness and senior guarantor indebtedness have been paid in full. The new notes will also be effectively subordinated to our secured debt.

As of December 29, 2002:

- we and the guarantors had outstanding $506.2 million of senior indebtedness, $315.0 million of which was secured, and

- our subsidiaries which are not guarantors had outstanding $1.8 million of indebtedness, excluding obligations of $29.0 million under our accounts receivable securitization facility.

Optional Redemption . . . . We may redeem some or all of the new notes, at any time on or after January 15, 2008, at the redemption prices described in this prospectus.

Public Equity Offering Optional
Redemption . . . . Before January 15, 2006, we may redeem up to 35% of the aggregate principal amount of the new notes with the net proceeds of specified public equity offerings at 108.875% of the principal amount of the new notes, plus accrued interest, if at least 65% of the aggregate principal amount of the new notes remains outstanding after that redemption.

Change of Control . . . . If we experience a change of control, each holder of new notes may require us to repurchase some or all of its new notes at a purchase price equal to 101% of the principal amount of the new notes, plus accrued interest. Due to the provisions and amount of our other outstanding indebtedness and the subordination provisions of the new notes, we may be unable to repurchase the new notes following a change of control. See "Risk Factors — We may be unable to repurchase the notes following a change of control."

Covenants . . . . The indenture governing the new notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

- incur additional indebtedness,

- pay dividends on, redeem or repurchase our capital stock,

- make investments,

- create specified liens,

- sell assets,

- in the case of our restricted subsidiaries, incur obligations that restrict their ability to make dividend or other payments to us,

- in the case of our restricted subsidiaries, guarantee or secure indebtedness,

- enter into transactions with affiliates,

- create unrestricted subsidiaries, and

- consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis

These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the New Notes" in this prospectus. Most of these covenants will no longer apply if the new notes obtain an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Service.

Summary Consolidated Financial Data

The following table sets forth summary consolidated financial data for each of the fiscal years ended December 31, 2000, December 30, 2001 and December 29, 2002. The summary consolidated financial data for each of the fiscal years in the three-year period ended December 29, 2002 and as of December 30, 2001 and December 29, 2002 has been derived from our audited consolidated financial statements, prepared in accordance with GAAP, which are included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2000 has been derived from our audited consolidated financial statements, which do not appear in this prospectus. Our historical financial information may not be indicative of our results of operations or financial position to be expected in the future.

The summary consolidated financial data should be read together with "Selected Historical Financial Information" and our consolidated financial statements and the related notes to those financial statements, which we have included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," which we have incorporated by reference into this prospectus.

	Fiscal Year Ended		
	December 31, 2000	December 30, 2001	December 29, 2002
	(In thousands, except per share data)		
Income Statement and Other Data:			
Sales	$1,537,982	$1,525,339	$1,504,981
Operating income	179,858	129,715	24,318
Other expense, net	33,113	29,165	32,868
Income (loss) from continuing operations before taxes	146,745	100,550	(8,550)
Income (loss) from continuing operations, net of income taxes	90,370	41,498	(4,135)
Loss from discontinued operations, net of income taxes	(4,303)	(9,360)	(16,543)
Gain (loss) on dispositions of discontinued operations, net of income taxes	4,453	2,367	(13,460)
Net income (loss) before effect of accounting change	90,520	34,505	(34,138)
Effect of accounting change, net of income tax	—	—	(117,800)
Net income (loss)	$ 90,520	$ 34,505	$ (151,938)
Basic earnings (loss) per share:			
Continuing operations	$ 0.92	$ 0.40	$ (0.03)
Discontinued operations	—	(0.07)	(0.24)
Effect of accounting change, net of income tax	—	—	(0.94)
Net income (loss)	$ 0.92	$ 0.33	$ (1.21)
Diluted earnings (loss) per share:			
Continuing operations	$ 0.88	$ 0.39	$ (0.03)
Discontinued operations	—	(0.07)	(0.24)
Effect of accounting change, net of income tax	—	—	(0.94)
Net income (loss)	$ 0.89	$ 0.32	$ (1.21)
Weighted-average common shares outstanding:			
Basic	98,212	103,687	125,439
Diluted	102,278	107,259	125,439
Cash dividends per common share	$ 0.28	$ 0.28	$ 0.28
Ratio of earnings to fixed charges(1)	4.1x	3.1x	—(2)

	As of		
	December 31, 2000	December 30, 2001	December 29, 2002
	(In thousands)		
Balance Sheet Data:			
Total assets	$2,260,760	$2,969,938	$2,836,239
Short-term debt	185,411	125,984	191,491
Long-term debt	583,337	598,125	614,053
Stockholders' equity....................................	728,389	1,363,557	1,252,344
Common shares outstanding	99,548	124,188	125,854

(1) Computed by dividing pre-tax income from continuing operations before income or loss of equity method investees and fixed charges by fixed charges. Fixed charges means the sum of the following:

- interest expense,

- amortized premiums, discounts and capitalized expenses related to indebtedness, and

- an estimate of the interest within rental expense.

(2) For the fiscal year ended December 29, 2002, we had a deficiency between earnings and fixed charges of $8.6 million.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented or incorporated by reference into this prospectus, in evaluating us, our business and your participation in the exchange offer.

Risks Related to the Exchange Offer

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

Old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

If we experience difficulty servicing our substantial debt, we may experience operating constraints, be less able to react to changing market and economic conditions and need to seek additional financing.

Our substantial level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay the principal or interest in respect of our indebtedness, including the notes. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, which would have the effect of increasing our total leverage.

Our substantial leverage could have significant negative consequences, including:

- increasing our vulnerability to adverse economic and industry conditions,

- limiting our ability to obtain additional financing,

- limiting our ability to acquire new products and technologies through acquisitions or licensing,

- requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures,

- limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete, and

- placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Our ability to satisfy our obligations, including debt service on the notes, and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations or to successfully execute our business strategy. If we are unable to service our debt and fund our business, we may be forced to reduce or delay capital expenditures, seek additional financing or equity capital, restructure or refinance our debt or sell assets. We may not be able to obtain additional financing or refinance existing debt or sell assets on terms acceptable to us or at all.

We have a substantial amount of outstanding indebtedness. As of December 29, 2002, we had approximately $805.5 million in outstanding indebtedness, excluding obligations under our accounts receivable securitization facility. We also have a $100.0 million revolving credit facility. As of the date of this prospectus, we have not borrowed under this revolving credit facility. $315.0 million of our indebtedness bears interest at floating rates. As a result, our interest payment obligations on this indebtedness will increase if interest rates increase. An increase of approximately 10%, or 55 basis points, in interest rates applicable as of December 29, 2002 would increase our interest payments, and result in a corresponding additional pre-tax charge to our earnings, of approximately $1.7 million for the 2003 fiscal year.

Our debt agreements contain several restrictions that constrain our operational flexibility and may limit our ability to pay interest or principal on the notes.

The indenture relating to the notes and our senior credit facility contain, and future debt instruments to which we may become subject may contain, restrictive covenants that limit our ability to engage in activities that could otherwise benefit our company, including restrictions on our ability and the ability of our subsidiaries to:

- incur additional indebtedness,

- pay dividends on, redeem or repurchase our capital stock,

- make investments,

- create certain liens,

- sell assets,

- in the case of our restricted subsidiaries, incur obligations that restrict their ability to make dividend or other payments to us,

- in the case of our restricted subsidiaries, guarantee or secure indebtedness,

- enter into transactions with affiliates,

- create unrestricted subsidiaries, and

- consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These limitations on our operational flexibility may limit our ability to pay interest or principal on the notes.

We are also required to meet specified financial ratios under the terms of our senior credit facility. Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under our senior credit facility would trigger an event of default under the notes, and a default under the notes would trigger an event of default under the senior credit facility and possibly other debt incurred in the future. If an event of default occurs, we may not have sufficient funds available to make the required payments under our indebtedness. If we are unable to repay amounts owed under our senior credit facility, those lenders may be entitled to foreclose on and sell the collateral that secures our borrowings under that agreement. Our inability to repay amounts owed under our senior credit facility may also cause a default under other of our obligations including our accounts receivable securitization facility.

If the holders of our secured debt foreclose on their collateral, we may not have sufficient assets to repay the notes.

The notes and guarantees are not secured by any of our or our guarantors' assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of our secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the collateral for the indebtedness in order to satisfy the indebtedness. In that case, we may not have sufficient assets to repay the notes.

Our indebtedness under our senior credit facility is secured by a perfected first priority security interest in:

- the domestic equipment and inventory of PerkinElmer,

- the domestic equipment and inventory of substantially all of our direct and indirect domestic subsidiaries, and

- all of the capital stock of our direct and indirect subsidiaries, limited to 65% of our capital stock in the case of our foreign subsidiaries which are controlled foreign corporations.

In addition, a significant portion of our accounts receivable has been funded pursuant to our accounts receivable securitization facility and will not be available to satisfy our obligations to other creditors, including holders of the notes. We may also incur additional secured debt in the future.

Because your right to receive payment on the notes is junior to the rights of the holders of all of our indebtedness, if we are involved in bankruptcy or similar proceedings you may receive only a partial, or no, payment on the notes.

The notes and guarantees are general unsecured obligations, junior in right of payment to all of our senior indebtedness and senior indebtedness of our guarantors, including indebtedness and guarantees under our senior credit facility, our zero coupon convertible debentures due 2020, our 6.8% notes due 2005 and all of our future borrowings, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our senior indebtedness or senior indebtedness of any guarantor will be entitled to be paid in full in cash, or as otherwise agreed to by holders of senior indebtedness, before any payment may be made by us or any of the guarantors with respect to the notes and the guarantees.

In the event that we are declared bankrupt, become insolvent or are liquidated, reorganized or involved in a similar proceeding, holders of the notes will participate with trade creditors and all other holders of our senior subordinated indebtedness in the assets remaining after we have paid all of the senior indebtedness. The indenture governing the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of any remaining senior indebtedness instead. In any of these cases, if our assets are insufficient to pay all of our creditors, the holders of the notes will receive a proportional payment only if the holders of our senior indebtedness, including the lenders under our senior credit facility, are paid in full. We may not have sufficient assets after we make payments on our senior debt or senior debt of the guarantors to make any payments to the holders of the notes. In addition, events of default under our senior indebtedness would prohibit us and the guarantors from making any payments on the notes or the guarantees.

As of December 29, 2002, we had outstanding an aggregate of $506.2 million of senior indebtedness. In addition, one of our nonguarantor subsidiaries is also a party to an accounts receivable securitization facility. Amounts outstanding under this accounts receivable facility are senior to the notes. As of December 29, 2002, this subsidiary had $29.0 million outstanding under this facility, which currently has $51.0 million of potential capacity. We and the guarantors are permitted to incur substantial additional indebtedness, including senior indebtedness, in the future under the terms of the indenture governing the notes and our senior credit facility.

Because the notes are structurally subordinated to obligations of our nonguarantor subsidiaries, we may not have access to the assets of our nonguarantor subsidiaries to satisfy our obligations under the notes.

Our subsidiaries that have not guaranteed the notes are separate and distinct legal entities and have no obligation to pay any amount due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. The indenture permits these nonguarantor subsidiaries to incur substantial additional indebtedness. The notes are effectively subordinated to claims of creditors, other than us, of our nonguarantor subsidiaries, including lessors, trade creditors, taxing authorities, creditors holding guarantees and tort claimants. In the event of a liquidation, reorganization or similar proceeding relating to a nonguarantor subsidiary, these persons generally will have priority as to the assets of that subsidiary over our claims and equity interest and, thereby indirectly, holders of our indebtedness, including the notes. In addition, even if we were a creditor of any of our nonguarantor subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of the subsidiary and any debt of the subsidiary senior to that held by us. As of December 29, 2002, our nonguarantor subsidiaries had aggregate indebtedness of $1.8 million and $29.0 million was outstanding under our nonguarantor subsidiary's accounts receivable securitization facility.

None of our foreign subsidiaries are guarantors under the indenture governing the notes. In addition, some of our domestic subsidiaries, including our subsidiary that is a party to our accounts receivable securitization facility, are not guarantors under the indenture governing the notes. Our subsidiaries that are not guarantors represented approximately 51% of our sales for 2002 and approximately 37% of our consolidated total assets as of December 29, 2002. Future subsidiaries may not be required to guarantee the notes, including any future foreign subsidiaries. In addition, subsidiaries which are guarantors and any future guarantors may be released from their guarantees under circumstances described in this prospectus under the heading "Description of the New Notes."

We may be unable to repurchase the notes following a change of control.

Upon specified change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. Our failure to do so would constitute an event of default under the indenture governing the notes which could result in the acceleration of the maturity of the notes and all of our other outstanding debt. These change of control events will also constitute a default under our senior credit facility. Moreover, the senior credit facility restricts, and future indebtedness we incur may restrict, our ability to repurchase the notes, including following a change of control. The outstanding zero coupon convertible debentures also require us to offer to repurchase those securities upon a change of control, although as of March 24, 2003, we had $154.3 million remaining in an escrow account to retire substantially all of those securities. Our zero coupon convertible debentures rank senior to the notes. As a result, following a change of control, we would not be able to repurchase notes unless we repaid all indebtedness outstanding under our senior credit facility, all of our zero coupon convertible debentures remaining outstanding following the depletion of the escrow account to repurchase those securities and all of our other indebtedness that contained similar provisions, or obtained a waiver from the holders of the indebtedness to permit us to repurchase the notes. We may be unable to pay all of that indebtedness or obtain a waiver of that type. In addition, if we fail to repay the indebtedness or obtain a waiver, the subordination provisions applicable to the notes would restrict our ability to repurchase the notes. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do. Any refinancing might not be available on terms favorable to us or at all. These repurchase requirements may also delay or make it harder for others to obtain control of us.

If no public market develops for the notes, you may not be able to resell your notes.

There has been no public market for any of the notes. Despite our registration of the issuance of the new notes that we are offering in the exchange offer:

- a public market for the notes may not develop,

- any public market that does develop may not offer sufficient liquidity for you to sell your notes,

- you may not otherwise be able to sell your notes, and

- the price at which you may be able to sell your notes, if any, may be substantially less than the price you paid for the notes, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

The initial purchasers of the old notes are not obligated to make a market in the notes and may discontinue any market-making at any time at their sole discretion. We do not intend to apply for listing of the notes on any securities exchange.

If the guarantees are voided under applicable law, they may not be enforceable.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it occurred the indebtedness evidenced by its guarantee:

- received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee,

- was insolvent or rendered insolvent by reason of such incurrence,

- was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital, or

- intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee under any of these circumstances could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of us or the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

- the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets,

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

- it could not pay its debts as they become due.

As a result of the above principles, the guarantees of the notes may not be enforceable.

Risks Related to Our Business

Our operating results may continue to be harmed by cyclical downturns affecting several of the industries into which we sell our products.

Some of the industries and markets into which we sell our products are cyclical. Industry downturns often are characterized by reduced product demand, excess manufacturing capacity and erosion of average selling prices and profits. Significant downturns in our customers' markets and in general economic conditions have resulted in a reduced demand for several of our products and have hurt our operating results. For example, during 2002, our operating results were adversely affected by downturns in many of the markets we serve, including the pharmaceutical, biomedical, semiconductor and aerospace markets. Current economic conditions have caused a decrease in capital spending by many of our customers, which in turn has adversely affected our sales and business. These trends are continuing in 2003.

If we do not introduce new products in a timely manner, our products could become obsolete and our operating results would suffer.

We sell many of our products in industries characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our sales and operating results would suffer. The success of our new product offerings will depend upon several factors, including our ability to:

- accurately anticipate customer needs,

- innovate and develop new technologies and applications,

- successfully commercialize new technologies in a timely manner,

- price our products competitively and manufacture and deliver our products in sufficient volumes and on time, and

- differentiate our offerings from our competitors' offerings.

Many of our products are used by our customers to develop, test and manufacture their products. Therefore, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. In developing new products, we may be required to make significant investments before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers' needs and future activities, we may invest heavily in research, and development of products that do not lead to significant sales.

In addition, some of our licensed technology is subject to contractual restrictions, which may limit our ability to develop or commercialize products for some applications. For example, some of our license agreements are limited to the field of life sciences research, and exclude clinical diagnostics applications.

Economic, political and other risks associated with foreign operations could adversely affect our international sales.

Because we sell our products worldwide, our businesses are subject to risks associated with doing business internationally. Our sales originating outside the United States represented 52% of our total sales in the fiscal year ended December 29, 2002. We anticipate that sales from international operations will continue to represent a substantial portion of our total sales. In addition, many of our manufacturing facilities, employees and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates,

- changes in a country's or region's political or economic conditions, particularly in developing or emerging markets,

- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions,

- trade protection measures and import or export licensing requirements,

- differing tax laws and changes in those laws,

- difficulty in staffing and managing widespread operations,

- differing labor laws and changes in those laws,

- differing protection of intellectual property and changes in that protection, and

- differing regulatory requirements and changes in those requirements.

Our quarterly operating results are subject to significant fluctuation, and we may not be able to adjust our operations to effectively address changes we do not anticipate.

Given the nature of the markets in which we participate, we cannot reliably predict future sales and profitability. Changes in competitive, market and economic conditions may require us to adjust our operations, and we can offer no assurance of our ability to make such adjustments or to make them quickly enough to adapt to changing conditions. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in sales could disproportionately affect our operating results in a quarter. Factors that may affect our quarterly operating results include:

- demand for and market acceptance of our products,

- competitive pressures resulting in lower selling prices,

- adverse changes in the level of economic activity in regions in which we do business,

- adverse changes in industries, such as pharmaceutical, biomedical, semiconductors and aerospace, on which we are particularly dependent,

- changes in the portions of our sales represented by our various products and customers,

- delays or problems in the introduction of new products,

- our competitors' announcement or introduction of new products, services or technological innovations,

- increased costs of raw materials or supplies, and

- changes in the volume or timing of product orders.

We may not be able to successfully execute acquisitions or license technologies, integrate acquired businesses or licensed technologies into our existing business or make acquired businesses or licensed technologies profitable.

We have in the past, and may in the future, supplement our internal growth by acquiring businesses and licensing technologies that complement or augment our existing product lines, such as our acquisition of Packard BioScience Company in November 2001. We may be unable to identify or complete promising acquisitions or license transactions for many reasons, including:

- competition among buyers and licensees,

- the need for regulatory and other approvals,

- our inability to raise capital to fund these acquisitions,

- the high valuations of businesses and technologies, and

- restrictions in the instruments governing our indebtedness, including the indenture governing the notes and our new senior credit facility.

Some of the businesses we may seek to acquire may be unprofitable or marginally profitable. Accordingly, the earnings or losses of acquired businesses may dilute our earnings. For these acquired businesses to achieve acceptable levels of profitability, we must improve their management, operations, products and market penetration. We may not be successful in this regard and may encounter other difficulties in integrating acquired businesses into our existing operations.

To finance our acquisitions, we may have to raise additional funds, either through public or private financings. We may be unable to obtain such funds or may be able to do so only on terms unacceptable to us.

If we do not successfully integrate our Life Sciences and Analytical Instruments business units, we may not achieve the benefits we anticipate we will derive from the combination of these businesses.

In the fourth quarter of 2002, we announced the combination of our Life Sciences and Analytical Instruments business units into a new integrated business named Life and Analytical Sciences, representing 66% of our total sales for 2002. This combination is subject to various integration risks, and the integration of these two business units may not achieve the benefits we anticipate it will achieve. As a result of the combination, we may experience a loss of productivity, sales and key personnel. In addition, the information technology systems of the two businesses may not be fully compatible. If any of these potential difficulties were to occur and persist, the business results of our Life Sciences and Analytical Instruments reporting segments could suffer.

We are targeting annualized cost savings from the combination of our Life Sciences and Analytical Instruments businesses of between $30.0 million and $45.0 million. Because we anticipate that the benefits of the combination of these businesses will not be fully realized until 2004, we are targeting cost savings of between $12.0 million and $25.0 million in 2003. While we believe these cost savings to be reasonable, they are estimates that are inherently difficult to predict and are necessarily speculative in nature. In addition, unforeseen factors may offset some or all of the estimated cost savings or other benefits from the integration. As a result, our actual cost savings, if any, could differ or be delayed, compared to our estimates.

Our loss of licenses may require us to stop selling products or lose competitive advantage.

We may not be able to renew our existing licenses or licenses we may obtain in the future on terms acceptable to us, or at all. If we lose the rights to a patented or other proprietary technology, we may need to stop selling products incorporating that technology and possibly other products, redesign our products or lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share.

Our licenses typically subject us to various economic and commercialization obligations. If we fail to comply with these obligations we could lose important rights under a license, such as the right to exclusivity in a market. In some cases, we could lose all rights under the license. In addition, rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent, or a third party could obtain a patent that curtails our freedom to operate under one or more licenses.

If we do not compete effectively, our business will be harmed.

We encounter aggressive competition from numerous competitors in many areas of our business. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products and periodically enhance our existing products. We anticipate that we may also have to adjust the prices of many of our products to stay competitive. In addition, new competitors, technologies or market trends may emerge to threaten or reduce the value of entire product lines.

If we fail to maintain satisfactory compliance with the regulations of the United States Food and Drug Administration and other governmental agencies, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Some of the products produced by our Life and Analytical Sciences business unit are subject to regulation by the United States Food and Drug Administration and similar international agencies. In addition, some of the activities of our Fluid Sciences business unit are subject to regulation by the United States Federal Aviation Administration. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales, resales and distribution. If we fail to comply with those regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution. In addition, we could be subject to fines or criminal prosecution.

Changes in governmental regulations may reduce demand for our products or increase our expenses.

We compete in markets in which we or our customers must comply with federal, state, local and foreign regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for our products or increase our costs of producing these products.

Obtaining and enforcing patent protection for our proprietary products, processes and technologies may be difficult and expensive; we may infringe intellectual property rights of third parties.

Patent and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We own many United States and foreign patents and intend to apply for additional patents to cover our products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. The claims allowed under any issued patents may not be broad enough to protect our technology.

Third parties may seek to challenge, invalidate or circumvent issued patents owned by or licensed to us or claim that our products and operations infringe their patent or other intellectual property rights.

In addition to our patents, we possess an array of unpatented proprietary technology and know-how and we license intellectual property rights to and from third parties. The measures that we employ to protect this technology and these rights may not be adequate. Moreover, in some cases, the licensor can terminate a license or convert it to a non-exclusive arrangement if we fail to meet specified performance targets.

We may incur significant expense in any legal proceedings to protect our proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against us could result in awards of substantial damages or court orders that could effectively prevent us from manufacturing, using, importing or selling our products in the United States or abroad.

If we fail to realize the full value of our intangible assets, our results of operations will be adversely affected.

As of December 29, 2002, our total assets included approximately $1.4 billion of net intangible assets. Net intangible assets consist principally of goodwill associated with acquisitions and costs associated with securing patent rights, trademark rights and technology licenses, net of accumulated amortization. These assets have historically been amortized on a straight-line basis over their estimated useful lives. In connection with our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we discontinued the amortization of goodwill and indefinite lived intangible assets beginning in fiscal 2002. Instead, we test these items, at a minimum, on an annual basis for potential impairment by comparing the carrying value to the fair market value of the reporting unit to which they are assigned.

During the second quarter of 2002, we completed our transitional implementation of the impairment testing provisions of SFAS No. 142, which resulted in a $117.8 million before-and-after-tax charge for goodwill associated with our lighting business. In accordance with the provisions of SFAS No. 142, we took this charge as the effect of an accounting change as of the beginning of fiscal 2002.

Future impairment testing may result in additional intangible asset write-offs, which could adversely affect our results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our company, the industries in which we operate and other matters, as well as management's beliefs and assumptions and other statements regarding matters that are not historical facts. These statements include, in particular, statements about our plans, strategies, prospects, charges and cost savings under the following headings used in this prospectus and the documents we incorporate by reference into this prospectus: "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." For example, when we use words such as "projects," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should," "would," "could" or "may," variations of such words or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus or in the documents that we incorporate by reference into this prospectus, could affect us in the future and could cause results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information in the section of this prospectus entitled "Risk Factors." Except as otherwise required by law, we do not undertake any obligation to update forward-looking statements made by us.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive old notes from you in like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our indebtedness.

We issued and sold the old notes for an aggregate purchase price of $297.5 million in December 2002. Also in December 2002, we entered into a $315.0 million term loan as part of a new senior credit facility. These two transactions were part of a series of related debt refinancing transactions we conducted in December 2002. We used the proceeds from these transactions as follows:

- *Zero Coupon Convertible Debentures.* We repurchased $205.6 million in aggregate accreted amount of our zero coupon debentures due August 2020 in a cash tender offer. The zero coupon convertible debentures were originally priced with a yield to maturity of 3.5%. Holders of the tendered zero coupon convertible debentures had the right to require us to repurchase some or all of the zero coupon convertible debentures on August 7, 2003, or at any time upon specified changes of control, at a repurchase price equal to the initial issue price to the public plus the accrued original issue discount through the date of the repurchase. Holders of zero coupon convertible debentures remaining outstanding also have that right. On or after August 7, 2003, we may redeem some or all of our remaining zero coupon convertible debentures at a redemption price equal to the issue price plus the accrued original issue discount through the redemption date. Pursuant to the terms of our senior credit facility, on December 29, 2002, we deposited $186.5 million in escrow to retire substantially all of the zero coupon convertible debentures outstanding following the tender offer. Between December 29, 2002 and the date of this prospectus we repurchased $32.5 million in aggregate accreted amount of our zero coupon convertible debentures using funds held in the escrow.

- *6.8% Notes.*   We repurchased $110.3 million of our 6.8% notes due October 2005 in a cash tender offer.

- *Prior Credit Facility*.   We repaid $60.3 million outstanding under our prior unsecured revolving credit facility expiring in March 2006. At the time of this repayment, amounts outstanding under our prior revolving credit facility accrued interest at a rate of 3.14% per annum.

- *Operating Lease.*   We repaid $30.0 million in satisfaction of all of our obligations under our Fremont, California operating lease. The operating lease terminated in December 2002. Our obligations under the lease carried an imputed interest obligation of 3.73% per annum.

We used the remainder of the proceeds from the sale of the old notes and the term loan to pay the fees and costs associated with the transactions described above and to provide for our working capital needs.

CAPITALIZATION

The following table shows our consolidated cash and cash equivalents and capitalization as of December 29, 2002. The exchange offer will have no effect on our outstanding indebtedness. The old notes surrendered in exchange for the new notes in the exchange offer will be retired and cancelled and cannot be reissued. You should read the capitalization table below in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements that we have included elsewhere in this prospectus.

	As of December 29, 2002
	(In thousands)
Cash and cash equivalents(1)	$ 317,098
Total debt:	
Senior credit facility — term loan due December 2008	315,000
Senior credit facility — revolving credit(2)	—
8⅞% senior subordinated notes due 2013	297,522
6.8% notes due 2005	4,681
Zero coupon convertible debentures due 2020	186,483
Other debt(3)	1,858
Total debt	805,544
Stockholders' equity:	
Preferred stock — $1 par value, authorized 1,000,000 shares; none issued or outstanding actual and as adjusted	—
Common stock — $1 par value, authorized 300,000,000 shares; issued 145,101,000 shares, outstanding 125,854,000 shares	145,101
Capital in excess of par value	679,929
Unearned compensation	(5,890)
Retained earnings	655,066
Accumulated other comprehensive loss	(31,865)
Cost of shares held in treasury — 19,247,000 shares	(189,997)
Total stockholders' equity	1,252,344
Total capitalization	$2,057,888

(1) Includes $186.5 million of restricted cash held in escrow. These funds may be released only in order to allow us to repurchase our outstanding zero coupon convertible debentures.

(2) We have a $100.0 million revolving credit facility available to us on a revolving basis through December 2007. As of December 29, 2002 we had no indebtedness outstanding under the revolving credit facility.

(3) Represents borrowings on our draft facilities linked to depository accounts for some of our subsidiaries.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated financial data shown below for the fiscal years ended January 3, 1999, January 2, 2000, December 31, 2000, December 30, 2001 and December 29, 2002 from our consolidated financial statements. We derived the selected consolidated data for each of the fiscal years in the three-year period ended December 29, 2002 and as of December 30, 2001 and December 29, 2002 from our consolidated financial statements, which we have included elsewhere in this prospectus. Deloitte & Touche LLP, our independent auditors, have audited our financial statements for and as of the end of each of the fiscal years in the three-year period ended December 29, 2002. We derived the selected consolidated financial data for each of the fiscal years in the two-year period ended January 2, 2000 and as of January 3, 1999, January 2, 2000 and December 31, 2000 from our consolidated financial statements, which we have not included or incorporated by reference in this prospectus. Our financial statements for and as of the end of each of the fiscal years in the two-year period ended January 2, 2000 were audited by Arthur Andersen LLP, our previous independent public accountants, who have since ceased operations. We adjusted, where appropriate, the selected consolidated financial data for and as of the end of each of the fiscal years in the two-year period ended January 2, 2000 to account for the results of our Telecommunications Component and Entertainment Lighting businesses as discontinued operations.

Our historical financial information may not be indicative of our results of operations or financial position to be expected in the future.

The selected consolidated financial data should be read together with our consolidated financial statements and the related notes to those financial statements, which we have included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," which we have incorporated by reference into this prospectus.

	Fiscal Year Ended				
	January 3, 1999	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002
	(In thousands, except per share data)				
Income Statement and Other Data:					
Sales	$ 777,682	$1,248,178	$1,537,982	$1,525,339	$1,504,981
Operating income	114,785	59,624	179,858	129,715	24,318
Other expense, net	825	15,176	33,113	29,165	32,868
Income (loss) from continuing operations before taxes	113,960	44,448	146,745	100,550	(8,550)
Income (loss) from continuing operations, net of income taxes	78,391	26,854	90,370	41,498	(4,135)
Income (loss) from discontinued operations, net of income taxes	23,611	17,182	(4,303)	(9,360)	(16,543)
Gain (loss) on dispositions of discontinued operations, net of income taxes	—	110,280	4,453	2,367	(13,460)
Net income (loss) before effect of accounting change	102,002	154,316	90,520	34,505	(34,138)
Effect of accounting change, net of income tax	—	—	—	—	(117,800)
Net income (loss)	$ 102,002	$ 154,316	$ 90,520	$ 34,505	$ (151,938)
Basic earnings (loss) per share:					
Continuing operations	$ 0.86	$ 0.29	$ 0.92	$ 0.40	$ (0.03)
Discontinued operations	0.26	1.40	—	(0.07)	(0.24)
Effect of accounting change, net of income tax	—	—	—	—	(0.94)
Net income (loss)	$ 1.13	$ 1.69	$ 0.92	$ 0.33	$ (1.21)

	Fiscal Year Ended				
	January 3, 1999	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002
	(In thousands, except per share data)				
Diluted earnings (loss) per share:					
Continuing operations	$ 0.85	$ 0.29	$ 0.88	$ 0.39	$ (0.03)
Discontinued operations	0.26	1.37	—	(0.07)	(0.24)
Effect of accounting change, net of income tax	—	—	—	—	(0.94)
Net income (loss)	$ 1.11	$ 1.66	$ 0.89	$ 0.32	$ (1.21)
Weighted-average common shares outstanding:					
Basic	90,644	91,044	98,212	103,687	125,439
Diluted	91,768	93,138	102,278	107,259	125,439
Cash dividends per common share.........	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.28
Ratio of earnings to fixed charges(1)	9.5x	2.4x	4.1x	3.1x	—(2)

	As of				
	January 3, 1999	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002
	(In thousands)				
Balance Sheet Data:					
Total assets	$1,103,351	$1,715,625	$2,260,760	$2,969,938	$2,836,239
Short-term debt	157,888	382,162	185,411	125,984	191,491
Long-term debt	129,835	114,855	583,337	598,125	614,053
Stockholders' equity....................	399,667	550,776	728,389	1,363,557	1,252,344
Common shares outstanding..............	89,492	92,732	99,548	124,188	125,854

(1) Computed by dividing pre-tax income from continuing operations before income or loss of equity method investees and fixed charges by fixed charges. Fixed charges means the sum of the following:

- interest expense,

- amortized premiums, discounts and capitalized expenses related to indebtedness, and

- an estimate of the interest within rental expense.

(2) For the fiscal year ended December 29, 2002, we had a deficiency between earnings and fixed charges of $8.6 million.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

We sold the old notes on December 26, 2002 in an unregistered private placement to a group of investment banks that served as the initial purchasers. Following this sale, the initial purchasers then resold the old notes under an offering memorandum dated December 13, 2002 in reliance on Rule 144A and Regulation S under the Securities Act.

As part of this private placement, we entered into a registration rights agreement with the initial purchasers on December 26, 2002. Under the registration rights agreement, we agreed to file the registration statement of which this prospectus forms a part relating to our offer to exchange the old notes for new notes in an offering registered under the Securities Act. We also agreed to:

- use our reasonable best efforts to file with the SEC the exchange offer registration statement with respect to our offer to exchange the notes by April 10, 2003,

- use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act by July 9, 2003,

- use our reasonable best efforts to keep the exchange offer registration statement effective until the completion of our offer to exchange the notes, and

- use our reasonable best efforts to cause our offer to exchange the notes to be completed by August 23, 2003.

Under the circumstances described below, we also agreed to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes. We agreed to keep the shelf registration statement effective until the earlier of the date on which all the old notes covered by the shelf registration statement are sold or the date on which old notes covered by the shelf registration statement held by persons other than our affiliates may be sold under Rule 144(k) of the Securities Act. These circumstances include:

- if any changes in law or the applicable interpretations of the staff of the SEC do not permit us to effect our offer to exchange the old notes for new notes,

- if for any other reason the exchange offer registration statement is not declared effective by July 9, 2003 or if our offer to exchange the notes is not completed by August 23, 2003,

- upon the request of any initial purchaser with respect to old notes held by the initial purchaser that are not eligible to be exchanged for new notes in the exchange offer or which are exchanged in the exchange offer for new notes that are not freely tradeable, or

- if a holder of old notes is not permitted by applicable law to participate in the exchange offer or elects to participate in the exchange offer but does not receive fully tradable new notes pursuant to the exchange offer.

If we fail to comply with specified obligations under the registration rights agreement, we must pay liquidated damages to the holders of the notes.

By participating in the exchange offer, holders of the old notes will receive new notes that are freely tradeable and not subject to restrictions on transfer, subject to the exceptions described below under "— Resale of New Notes."

Resale of New Notes

We believe that the new notes issued in exchange for the old notes may be offered for resale, resold and otherwise transferred by any new note holder without compliance with the registration and prospectus delivery provisions of the Securities Act if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the SEC set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the SEC responding to a request for its views as to whether a particular matter complies with the federal securities laws or whether the SEC would refer the matter to the SEC's enforcement division for action. We have not obtained, and do not intend to obtain, our own no-action letter from the SEC regarding the resale of the new notes. Instead, holders of notes will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

- the holder must acquire the new notes in the ordinary course of its business,

- the holder must have no arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act, and

- the holder must not be an "affiliate," as defined in Rule 405 of the Securities Act, of ours.

Each holder of old notes that wishes to exchange old notes for new notes in the exchange offer must represent to us that it satisfies all of the above listed conditions. Any holder who tenders in the exchange offer who does not satisfy all of the above listed conditions:

- cannot rely on the position of the SEC set forth in the no-action letters referred to above, and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes acquired by such broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the new notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any such resale of the new notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, for the resale of or for any other retransfer of new notes.

Terms of the Exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the "exchange offer," we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., Eastern time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date, unless extended as described in this prospectus. We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $300 million of new notes for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered promptly following the exchange date. Holders may tender some or all of their old notes in connection with the exchange offer, but only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of old notes being tendered for exchange.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that:

- we have registered the new notes under the Securities Act and therefore these notes will not bear legends restricting their transfer, and

- specified rights under the registration rights agreement, including the provisions providing for payment of liquidated damages in specified circumstances relating to the exchange offer, will be limited or eliminated.

The new notes will evidence the same debt as the old notes. The new notes will be issued under the same indenture and entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $300 million in aggregate principal amount of the old notes were outstanding. Old notes accepted for exchange will be retired and cancelled and not reissued.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depositary. Except as described under "Description of the New Notes — Book-Entry Delivery and Form," we will issue the new notes in the form of a global note registered in the name of DTC or its nominee and each beneficial owner's interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We shall be considered to have accepted validly tendered old notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If we do not accept any tendered old notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these old notes, without expense, to the tendering holder promptly after the expiration date of the exchange offer.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than the applicable taxes described in the section "— Fees and Expenses" below, in connection with the exchange offer.

If we successfully complete the exchange offer, any old notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of old notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to liquidated damages. Holders of old notes wishing to transfer their old notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., Eastern time, on   , 2003. We may extend this expiration date in our sole discretion, but in no event to a date later than   , 2003. If we so extend the expiration date, the term "expiration date" shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

- to delay accepting any old notes,

- to extend the exchange offer,

- to terminate the exchange offer if, in our sole judgment, any of the conditions described below are not satisfied, or

- to amend the terms of the exchange offer in any manner.

We will give oral or written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment, and extend the offer if required by law.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the New Notes

Interest on the new notes will accrue at the rate of $8\frac{7}{8}\%$ per annum on the principal amount, payable semiannually in arrears on January 15 and July 15, commencing on July 15, 2003. In order to avoid duplicative payment of interest, all interest accrued on old notes that are accepted for exchange before July 15, 2003 will be superseded by the interest that is deemed to have accrued on the new notes from December 26, 2002 through the date of the exchange.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes and we may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:

- the exchange offer, or the making of any exchange by a holder, violates, in our reasonable judgment, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC,

- any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer, or

- we have not obtained any governmental approval which we, in our reasonable judgment, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time prior to the expiration of the exchange offer, except for waivers of government approvals which we may make after the expiration of the exchange offer. A failure on our part to exercise any of the above rights will not constitute a waiver of that right, and that right will be considered an ongoing right which we may assert at any time and from time to time.

If we determine in our sole discretion that any of the events listed above has occurred, we may, subject to applicable law:

- refuse to accept any old notes and return all tendered old notes to the tendering holders,

- extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes, or

- waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Any determination by us concerning the above events will be final and binding.

In addition, we reserve the right in our sole discretion to:

- purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, and

- to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

Procedures for Tendering

Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer, holders of old notes that are DTC participants may follow the procedures for book-entry transfer as set forth below under "— Book-Entry Transfer" and in the letter of transmittal.

In addition, you must comply with one of the following:

- the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of old notes into the exchange agent's account at DTC according to DTC's standard operating procedures for electronic tenders and a properly transmitted agent's message as described below, or

- the exchange agent must receive any corresponding certificate or certificates representing old notes along with the letter of transmittal, or

- the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of old notes will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the old notes held by a holder are tendered, the tendering holder should fill in the amount of old notes being tendered in the specified box on the letter of transmittal. The entire amount of old notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes, the letter of transmittal and all other required documents or transmission of an agent's message, as described under "— Book-Entry Transfer," to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery to the exchange agent prior to the expiration of the exchange offer. No letter of transmittal or old notes should be sent to us or DTC. Delivery of documents to DTC in accordance with its procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose old notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, the beneficial holder must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

- make appropriate arrangements to register ownership of the old notes in the holder's name, or

- obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as described in "— Withdrawal of Tenders" below, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution," within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an "eligible institution," unless the old notes are tendered:

- by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

- for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, the old notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, they should submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth above under the caption "— Conditions to the Exchange Offer," to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

- the holder acquired new notes pursuant to the exchange offer in the ordinary course of its business,

- the holder has no arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act, and

- the holder is not our "affiliate," as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer which will receive new notes for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish an account with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC's system, including Euroclear and Clearsteam, may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's DTC account in accordance with DTC's Automated Tender Offer Program procedures for the transfer. The exchange of new notes for tendered old notes will only be made after a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account and timely receipt by the exchange agent of an agent's message.

The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant tendering old notes that the participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant. Delivery of an agent's message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal and described under "— Resale of New Notes" above are true and correct.

Guaranteed Delivery Procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their old notes but:

- their old notes are not immediately available,

- the holders cannot deliver their old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or

- the holders cannot complete the procedure under DTC's standard operating procedures for electronic tenders before expiration of the exchange offer.

The conditions that must be met to tender old notes through the guaranteed delivery procedures are as follows:

- the tender must be made through an eligible institution,

- before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message in lieu of notice of guaranteed delivery:

  — setting forth the name and address of the holder, the certificate number or numbers of the old notes tendered and the principal amount of old notes tendered,

  — stating that the tender offer is being made by guaranteed delivery, and

  — guaranteeing that, within three business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the old notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

- the exchange agent must receive the properly completed and executed letter of transmittal, or a facsimile of the letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and any other documents required by the letter of transmittal, within three business days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., Eastern time, on the expiration date.

For a withdrawal to be effective:

- the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at the address set forth below under "— Exchange Agent," or

- for DTC participants, holders must comply with DTC's standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC.

Any notice of withdrawal must:

- specify the name of the person who tendered the old notes to be withdrawn,

- identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes to be withdrawn,

- be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, and

- specify the name in which the old notes are to be re-registered, if different from that of the withdrawing holder.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, for withdrawal notices, and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly re-tendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following the procedures described above under "— Procedures for Tendering" at any time prior to the expiration date.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent in connection with the exchange offer. Holders should direct questions, requests for assistance and for additional copies of this prospectus, the letter of transmittal or notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Hand Delivery or Overnight Courier:	*By Facsimile Transmission:*
U.S. Bank National Association	U.S. Bank National Association
Corporate Trust Services	Corporate Trust Services
180 East Fifth Street	180 East Fifth Street
St. Paul, MN 55101	St. Paul, MN 55101
Attention: Specialized Finance	Attention: Specialized Finance
	(651) 244-1537
	For Information or Confirmation by Telephone:
	U.S. Bank National Association
	Corporate Trust Services
	180 East Fifth Street
	St. Paul, MN 55101
	Attention: Specialized Finance
	(651) 244-1197

Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

Fees and Expenses

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will pay the exchange agent for its related reasonable out-of-pocket expenses, including accounting and legal fees. In addition, we will reimburse the holders of old notes for the reasonable fees and disbursements of counsel acting in connection with the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however:

- new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered, or

- tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or

- a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failures to Properly Tender Old Notes in the Exchange Offer

We will issue the new notes in exchange for old notes under the exchange offer only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

- holders may resell old notes only if we register the old notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act, and

- the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF THE NEW NOTES

General

In this summary, the terms "PerkinElmer, Inc.," "PerkinElmer," "the Company," "we," "us," and "our" refer to PerkinElmer, Inc. and do not refer to any of its subsidiaries. You can find the definitions of other terms used in this summary under the subheading "— Certain Definitions."

We issued the old notes, and will issue the new notes, under an indenture among us, the Guarantors and State Street Bank and Trust Company, as Trustee. In January 2003, U.S. Bank National Association succeeded State Street Bank and Trust Company as Trustee under the indenture. The terms of the notes include those stated in the indenture and those made part of that indenture by reference to the Trust Indenture Act of 1939, as amended. The new and old notes will be identical in all material respects, except that the new notes have been registered under the Securities Act and are free of any obligation regarding registration, including the payment of liquidated damages upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer by specified dates. Accordingly, unless specifically stated to the contrary, the following description applies equally to the old notes and the new notes.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture, because it, and not this description, defines your rights as holders of the notes. A copy of the indenture was filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 29, 2002 and may be obtained by contacting us as described in the section of this prospectus entitled "Where You Can Find More Information."

Maturity, Principal and Interest

The new notes will mature on January 15, 2013 and will be in the aggregate principal amount of $300,000,000, subject to our ability to issue additional notes which may be of the same series as these notes as described under "— Further Issues." The notes will be unsecured senior subordinated obligations of the Company. Each note will bear interest at the rate described on the cover page from December 26, 2002 or from the most recent interest payment date on which interest has been paid, payable semiannually in arrears on January 15 and July 15 in each year, commencing July 15, 2003.

The Company will pay interest to the Person in whose name the note (or any predecessor note) is registered at the close of business on the January 1 or July 1 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer, exchange or redemption of notes, except in certain circumstances for any tax or other governmental charge that may be imposed.

Settlement for the notes will be made in same day funds. All payments of principal and interest will be made by the Company in same day funds. The notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the "Depositary" or "DTC") until maturity, and secondary market trading activity for the notes will therefore settle in same day funds.

Exchange Offer; Registration Rights

Pursuant to the Registration Rights Agreement, the Company and the Guarantors have agreed for the benefit of the holders of the notes, at the Company's and the Guarantors' cost, to effect a registered Exchange Offer under the Securities Act to exchange the old notes for new notes, which will have terms identical in all material respects to the old notes (except that the new notes will not contain terms with respect to transfer restrictions).

In addition, the Company and the Guarantors have agreed to use their reasonable best efforts to register the new notes for resale under the Securities Act through a shelf registration statement (the "Shelf Registration Statement"), in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the registration statement related to the Exchange Offer is not declared effective within 195 days after the original issue of the old notes or the Exchange Offer is not completed within 240 calendar days after the original issue of the old notes, or upon the request of any initial purchaser with respect to old notes held by the initial purchaser that are not eligible to be exchanged for new notes in the Exchange Offer or which are exchanged in the Exchange Offer for new notes which are not freely tradeable, or if any holder of the old notes is not eligible to participate in the Exchange Offer or elects to participate in the Exchange Offer but does not receive fully tradable new notes pursuant to the Exchange Offer.

The Company will be required to pay Liquidated Damages if one of four events occur:

(1) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 105th calendar day following the date of original issue of the notes,

(2) the Exchange Offer Registration Statement has not been declared effective on or prior to the 195th calendar day following the date of original issue of the notes,

(3) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective, in either case, on or prior to the 240th calendar day following the date of original issue of the notes, or

(4) the Shelf Registration Statement is declared effective but shall later become unusable, subject to particular exceptions, for more than 30 days in the aggregate in any 12-month period (each such event referred to in clauses (1) through (4) above, a "Registration Default").

Liquidated Damages will accrue on the principal amount of the notes from and including the date any such Registration Default occurs through the date on which such event is cured, at which point the Liquidated Damages will cease to accrue. The Liquidated Damages will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the event giving rise to the Liquidated Damages and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the rate exceed 1.0% per annum. See "— Exchange Offer; Registration Rights."

Guarantees

Payment of the notes is guaranteed by the Guarantors jointly and severally, fully and unconditionally, on a senior subordinated basis.

- The Guarantors are comprised of all of the direct and indirect domestic Wholly Owned Restricted Subsidiaries of the Company, other than PerkinElmer Receivables Corporation, the Company's receivables securitization entity. The Company's Foreign Subsidiaries will not guarantee the new notes.

- In addition, if any Restricted Subsidiary of the Company becomes a guarantor or obligor in respect of any other Indebtedness of the Company or any of the Restricted Subsidiaries, the Company shall cause such Restricted Subsidiary to enter into a supplemental indenture pursuant to which such Restricted Subsidiary shall agree to guarantee the Company's obligations under the notes jointly and severally with any other such Restricted Subsidiary, fully and unconditionally, on a senior subordinated basis.

If the Company defaults in payment of the principal of, premium, if any, or interest on the notes, each of the Guarantors will be unconditionally, jointly and severally obligated to duly and punctually pay the principal of, premium, if any, and interest on the notes.

The obligations of each Guarantor under its Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to

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any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to a contribution from any other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP.

Notwithstanding the foregoing, in certain circumstances a Guarantee of a Guarantor may be released pursuant to the provisions of subsection (c) under "— Certain Covenants — *Limitation on Issuances of Guarantees of and Pledges for Indebtedness.*" The Company also may, at any time, cause a Restricted Subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payment of the notes by such Restricted Subsidiary on the basis provided in the indenture.

Optional Redemption

On or after January 15, 2008, the Company may redeem all or a portion of the notes, on not less than 30 nor more than 60 days' prior notice, in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning January 15 of the years indicated below:

Year	Redemption Price
2008	104.438%
2009	102.958%
2010	101.479%

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time prior to January 15, 2006, the Company, at its option, may use the net proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the aggregate principal amount of notes issued under the indenture (including the principal amount of any Additional Notes issued under the indenture) at a redemption price equal to 108.875% of the aggregate principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date). At least 65% of the aggregate principal amount of notes (including the principal amount of any Additional Notes issued under the indenture) must remain outstanding immediately after the occurrence of such redemption. In order to effect this redemption, the Company must mail a notice of redemption no later than 30 days after the closing of the related Public Equity Offering and must complete such redemption within 60 days of the closing of the Public Equity Offering.

If less than all of the notes are to be redeemed, the Trustee shall select the notes to be redeemed in compliance with the requirements of the principal national security exchange, if any, on which the notes are listed, or if the notes are not listed, on a pro rata basis, by lot or by any other method the Trustee shall deem fair and reasonable. Notes redeemed in part must be redeemed only in integral multiples of $1,000. Redemption pursuant to the provisions relating to a Public Equity Offering must be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary).

Sinking Fund

The new notes will not be entitled to the benefit of any sinking fund.

Purchase of Notes Upon a Change of Control

If a Change of Control occurs, each holder of notes will have the right to require that the Company purchase all or any part (in integral multiples of $1,000) of such holder's notes pursuant to a Change of Control Offer. In the Change of Control Offer, the Company will offer to purchase all of the notes, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date") (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

Within 30 days after any Change of Control or, at the Company's option, prior to such Change of Control but after it is publicly announced, the Company must notify the Trustee and give written notice of the Change of Control to each holder of notes, by first-class mail, postage prepaid, at his address appearing in the security register. The notice must state, among other things,

- that a Change of Control has occurred or will occur and the date of such event;

- the purchase price and the purchase date which shall be fixed by the Company on a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; provided that the purchase date may not occur prior to the Change of Control;

- that any note not tendered will continue to accrue interest;

- that, unless the Company defaults in the payment of the Change of Control Purchase Price, any notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

- other procedures that a holder of notes must follow to accept a Change of Control Offer or to withdraw acceptance of the Change of Control Offer.

If a Change of Control Offer is made, the Company may not have available funds sufficient to pay the Change of Control Purchase Price for all of the notes that might be delivered by holders of the notes seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the notes the rights described under "— Events of Default."

In addition to the obligations of the Company under the indenture with respect to the notes in the event of a Change of Control, the Company's Credit Agreement contains an event of default upon a Change of Control (as defined therein) which obligates the Company to repay amounts outstanding under such indebtedness upon an acceleration of the Indebtedness issued thereunder. The Credit Agreement also restricts our ability to repurchase the notes, including following a Change of Control. The Company's outstanding Zero Coupon Convertible Debentures also require the Company to offer to repurchase those securities upon a change of control. As a result, the Company may not be able to repurchase the notes following a Change of Control. See "Risk Factors — We may be unable to repurchase the notes following a change of control."

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company. The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. Therefore, if holders of the notes elected to exercise their rights under the indenture and the Company elected to contest such election, it is not clear how a court interpreting New York law would interpret the phrase.

The existence of a holder's right to require the Company to repurchase such holder's notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

The provisions of the indenture do not afford holders of the new notes the right to require the Company to repurchase the notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by management or its affiliates) involving the Company that may adversely affect holders of the notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Company's management or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control if it is the type of transaction specified by such definition.

The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements described in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Ranking for Senior Subordinated Notes

The payment of the principal of, premium, if any, and interest on, the new notes will rank junior to and be subordinated, as described in the indenture, in right of payment to the prior payment in full in cash or in any other form as acceptable to the holders of Senior Indebtedness of all Senior Indebtedness. The new notes will be senior subordinated indebtedness of the Company ranking equal to all other existing and future senior subordinated indebtedness of the Company and senior to all existing and future Subordinated Indebtedness of the Company.

Upon the occurrence of any default in the payment of any Designated Senior Indebtedness beyond any applicable grace period (a "Payment Default") and after the receipt by the Trustee from a representative of holders of any Designated Senior Indebtedness (collectively, a "Senior Representative") of written notice of such default, no payment (other than any payment or distribution in the form of Permitted Junior Securities and any payment previously made pursuant to the provisions described under "— Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character may be made on account of the principal of, premium, if any, or interest on, the notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of the notes unless and until such default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or in any other form as acceptable to the holders of Designated Senior Indebtedness after which the Company shall resume making any and all required payments in respect of the notes, including any missed payments.

Upon the occurrence and during the continuance of any non-payment default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately (a "Non-payment Default") and after the receipt by the Trustee and the Company from a Senior Representative of written notice of such Non-payment Default, no payment (other than any payment or distribution in the form of Permitted Junior Securities and any payment previously made pursuant to the provisions described under "— Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character may be made by the Company on account of the principal of, premium, if any, or interest on, the notes or on account of the purchase, redemption, defeasance or other acquisition of, or in respect of, the notes for the period specified below (the "Payment Blockage Period").

The Payment Blockage Period shall commence upon the receipt of notice of the Non-payment Default by the Trustee and the Company from a Senior Representative and shall end on the earliest of

(1) the 179th day after such commencement,

(2) the date on which such Non-payment Default (and all other Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Designated Senior Indebtedness is discharged or paid in full in cash or in any other form as acceptable to the holders of Designated Senior Indebtedness, or

(3) the date on which such Payment Blockage Period (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Company or the Trustee from the Senior Representative initiating such Payment Blockage Period.

When the Payment Blockage Period ends, unless a Payment Default has occurred and is continuing, the Company will promptly resume making any and all required payments in respect of the notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Company or the Trustee of the notice initiating such Payment Blockage Period (such 179-day period referred to as the "Initial Period"). Any number of notices of Non-payment Defaults may be given during the Initial Period. However, during any period of 365 consecutive days only one Payment Blockage Period may commence and the duration of such period may not exceed 179 days and there must be a 186 consecutive day period in any 365-day period during which no Payment Blockage Period is in effect. No Non-payment Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 365 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period (it being acknowledged that any subsequent action or any breach of a financial covenant for a period ending after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

If the Company fails to make any payment on the notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the notes to accelerate the maturity thereof. See "— Events of Default."

The indenture for the notes provides that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under "— Consolidation, Merger, Sale of Assets"), all Senior Indebtedness must be paid in full in cash or in any other form as acceptable to the holders of Senior Indebtedness before any payment or distribution (other than any payment or distribution in the form of Permitted Junior Securities and any payment previously made pursuant to the provisions described under "— Defeasance or Covenant Defeasance of Indenture") is made on account of the principal of, premium, if any, or interest on the notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of the notes.

By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and funds which would be otherwise payable to the holders of the notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full in cash or in any other form as acceptable to the holders of Senior Indebtedness and the Company may be unable to meet its obligations fully with respect to the notes.

The indenture for the notes limits, but does not prohibit, the incurrence by the Company and its Subsidiaries of additional Indebtedness, and the indenture prohibits the incurrence by the Company of

Indebtedness that is subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the notes.

Each Guarantee of a Guarantor is and will be an unsecured senior subordinated obligation of such Guarantor, ranking senior in right of payment to all other existing and future Indebtedness of such Guarantor that is expressly subordinated to Senior Guarantor Indebtedness. The Indebtedness evidenced by the Guarantees is and will be subordinated to Senior Guarantor Indebtedness to substantially the same extent as the notes are subordinated to Senior Indebtedness. During any period when payment on the notes is blocked by Designated Senior Indebtedness, payment on the Guarantees will be similarly blocked.

As of December 29, 2002, the notes ranked junior to $506.2 million of the Company's Senior Indebtedness ($315.0 million of which was secured) and the Guarantors did not have any Senior Indebtedness (other than their guarantees under the Credit Agreement). In addition, the aggregate amount of Indebtedness of Subsidiaries (which are not Guarantors) to which the notes have been effectively subordinated was approximately $1.8 million at December 29, 2002. One of the Company's non-Guarantor Subsidiaries also had $29.0 million outstanding under its receivables securitization facility at December 29, 2002. See "Risk Factors — If the holders of our secured debt foreclose on their collateral we may not have sufficient assets to repay the notes," "Risk Factors — Because your right to receive payment on the notes is junior to the rights of the holders of all of our indebtedness, if we are involved in bankruptcy or similar proceedings you may receive only a partial, or no, payment on the notes" and "Risk Factors — Because the notes are structurally subordinated to obligations of our nonguarantor subsidiaries, we may not have access to the assets of our nonguarantor subsidiaries to satisfy our obligations under the notes."

"Senior Indebtedness" means the principal of, premium, if any, and interest (including interest, whether or not allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law) on any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the date of the indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the notes.

Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

(1) Indebtedness evidenced by the notes,

(2) Indebtedness that is by its terms subordinate or junior in right of payment to any Indebtedness of the Company,

(3) Indebtedness which when incurred is without recourse to the Company, whether or not such Indebtedness would be recourse Indebtedness under Section 1111(b) of Title 11 United States Code,

(4) Indebtedness which is represented by Redeemable Capital Stock,

(5) any liability for foreign, federal, state, local or other taxes owed or owing by the Company to the extent such liability constitutes Indebtedness,

(6) Indebtedness of the Company to a Subsidiary of the Company,

(7) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by the Company (not including in any such case Purchase Money Obligations or Capital Lease Obligations), and amounts owed by the Company for compensation to employees or services rendered to the Company,

(8) that portion of any Indebtedness which at the time of issuance is issued in violation of the indenture, and

(9) Indebtedness evidenced by any guarantee of any Subordinated Indebtedness or Pari Passu Indebtedness.

"Designated Senior Indebtedness" means (1) all Senior Indebtedness under the Credit Agreement and (2) any other Senior Indebtedness which at the time of determination has an aggregate principal amount outstanding of at least $40 million and which is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness" by the Company.

"Senior Guarantor Indebtedness" means the principal of, premium, if any, and interest (including interest, whether or not allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law) on any Indebtedness of any Guarantor (other than as otherwise provided in this definition), whether outstanding on the date of the indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to any Guarantee. Notwithstanding the foregoing, "Senior Guarantor Indebtedness" shall not include:

(1) Indebtedness evidenced by the Guarantees,

(2) Indebtedness that by its terms is subordinated or junior in right of payment to any Indebtedness of any Guarantor,

(3) Indebtedness which when incurred is without recourse to any Guarantor whether or not such Indebtedness would be recourse Indebtedness under Section 1111(b) of Title 11 United States Code,

(4) Indebtedness which is represented by Redeemable Capital Stock,

(5) any liability for foreign, federal, state, local or other taxes owed or owing by any Guarantor to the extent such liability constitutes Indebtedness,

(6) Indebtedness of any Guarantor to a Subsidiary of the Company,

(7) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by such Guarantor (not including in any such case Purchase Money Obligations or Capital Lease Obligations), and amounts owed by such Guarantor for compensation to employees or services rendered to such Guarantor,

(8) that portion of any Indebtedness which at the time of issuance is issued in violation of the indenture, and

(9) Indebtedness evidenced by any guarantee of any Subordinated Indebtedness or Pari Passu Indebtedness.

Certain Covenants

The indenture contains, among others, the following covenants:

Limitation on Indebtedness. (a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur, contingently or otherwise (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness), unless (i) such Indebtedness is incurred by the Company or any Guarantor or constitutes Acquired Indebtedness of a Restricted Subsidiary and, in each case, the Company's Consolidated Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2:1 on or prior to December 26, 2004 and at least equal to or greater than 2.5:1 thereafter, or (ii) such Indebtedness is incurred by a Restricted Subsidiary that is not a Guarantor and the Company's Consolidated Fixed Charge

Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 3:1.

(b) Notwithstanding the foregoing, the Company and, to the extent specifically set forth below, the Restricted Subsidiaries, may incur each and all of the following (collectively, the "Permitted Indebtedness"):

(1) Indebtedness of the Company or any Guarantor (and, with respect to a Qualified Securitization Transaction, a Securitization Entity) under a Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of

(a) $500 million, less, without duplication, (A) any permanent repayment thereof with the proceeds of one or more asset sales and (B) the amount by which any commitments thereunder are permanently reduced as a result of repayment with the proceeds of one or more asset sales, and

(b) (i) 85% of accounts receivable of the Company and its Restricted Subsidiaries as of the end of the most recently ended fiscal quarter for which financial statements are available, plus (ii) 65% of inventory of the Company and its Restricted Subsidiaries as of the end of the most recently ended fiscal quarter for which financial statements are available,

provided that (A) the aggregate amount of Indebtedness incurred in connection with a Qualified Securitization Transaction may not exceed $100 million outstanding at any one time pursuant to this clause (1) and (B) to the extent Indebtedness is incurred by a Securitization Entity, in the event such Securitization Entity later ceases to qualify as a Securitization Entity, such Indebtedness will be deemed to be incurred at such time that it ceases to qualify;

(2) Indebtedness of the Company or any Restricted Subsidiary pursuant to (a) the notes (excluding any Additional Notes) and any Guarantee of the old notes, and (b) any new notes issued in exchange for the old notes pursuant to the Registration Rights Agreement;

(3) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the indenture and not otherwise referred to in this definition of "Permitted Indebtedness;"

(4) Indebtedness of the Company owing to a Restricted Subsidiary;

- *provided* that any Indebtedness of the Company owing to a Restricted Subsidiary that is not a Guarantor is made pursuant to an intercompany note in the form attached to the indenture and is unsecured and is subordinated in right of payment from and after such time as the notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the notes; and

- *provided, further,* that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Restricted Subsidiary of the Company) shall be deemed to be an incurrence of such Indebtedness by the Company or other obligor not permitted by this clause (4);

(5) Indebtedness of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

- *provided* that any such Indebtedness is made pursuant to an intercompany note in the form attached to the indenture; and

- *provided, further,* that (a) any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or a Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (5), and (b) any transaction pursuant to which any Restricted

Subsidiary, which has Indebtedness owing to the Company or any other Restricted Subsidiary, ceases to be a Restricted Subsidiary shall be deemed to be the incurrence of Indebtedness by such Restricted Subsidiary that is not permitted by this clause (5);

(6) (a) guarantees of any Restricted Subsidiary of Indebtedness of the Company or any of its Restricted Subsidiaries which is permitted to be incurred hereunder, provided that such guarantees are made in accordance with the provisions of "— *Limitation on Issuances of Guarantees of and Pledges for Indebtedness*" to the extent required and (b) guarantees by the Company of Indebtedness of a Restricted Subsidiary (which Indebtedness by a Restricted Subsidiary is permitted to be incurred under the indenture);

(7) obligations of the Company or any Restricted Subsidiary entered into in the ordinary course of business

(a) pursuant to Interest Rate Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Restricted Subsidiary as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding,

(b) under any Currency Hedging Agreements, relating to (1) Indebtedness of the Company or any Restricted Subsidiary and/or (2) obligations to purchase or sell assets or properties, in each case, incurred in the ordinary course of business of the Company or any Restricted Subsidiary; provided, however, that such Currency Hedging Agreements after being entered into do not increase the Indebtedness or other obligations of the Company or any Restricted Subsidiary outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder, or

(c) under any Commodity Price Protection Agreements which after being entered into do not increase the amount of Indebtedness or other obligations of the Company or any Restricted Subsidiary outstanding other than as a result of fluctuations in commodity prices or by reason of fees, indemnities and compensation payable thereunder;

(8) Indebtedness of the Company or any Restricted Subsidiary represented by Capital Lease Obligations or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company, in an aggregate principal amount pursuant to this clause (8) not to exceed $30 million outstanding at any time (which amount may be refinanced from time to time so long as the total amount outstanding at any one time does not exceed $30 million); provided that the principal amount of any Indebtedness permitted under this clause (8) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed;

(9) Indebtedness of Foreign Subsidiaries in the aggregate principal amount of $30 million outstanding at any one time in the aggregate;

(10) Indebtedness of the Company or any of its Restricted Subsidiaries in connection with letters of credit in connection with operations, surety, performance, appeal or similar bonds, bankers' acceptances, completion guarantees or similar instruments pursuant to self-insurance and workers' compensation obligations; *provided* that, in each case contemplated by this clause (10), upon the drawing of such instrument, such obligations are reimbursed within 30 days following such drawing; *provided, further,* that such Indebtedness is not in connection with the borrowing of money or the obtaining of advances or credit;

(11) Indebtedness of the Company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently

(except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; *provided however,* that such Indebtedness is extinguished within three business days of incurrence;

(12) Indebtedness of the Company to the extent the net proceeds thereof are promptly deposited to defease the notes as described below under "— Defeasance or Covenant Defeasance of Indenture;"

(13) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or a Restricted Subsidiary; *provided* that (a) any subsequent transfer of any shares of such Preferred Stock (except to the Company or a Restricted Subsidiary) shall be deemed to be the incurrence of Preferred Stock that was not permitted by this clause (13) and (b) any transaction pursuant to which any Restricted Subsidiary, which has Preferred Stock issued to the Company or any other Restricted Subsidiary, ceases to be a Restricted Subsidiary shall be deemed the incurrence of Indebtedness that is not permitted in this clause (13);

(14) Indebtedness of the Company or any Restricted Subsidiary arising from agreements for indemnification or purchase price adjustment obligations or similar obligations, earn-outs or other similar obligations or from guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or a Restricted Subsidiary pursuant to such an agreement, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; *provided* that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually paid or received by the Company and any Restricted Subsidiary, including the Fair Market Value of non-cash proceeds;

(15) Guarantees by the Company or any Restricted Subsidiary in the ordinary course of business for the benefit of customers, suppliers and other business partners in the aggregate amount outstanding at any one time of $15 million;

(16) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness incurred pursuant to paragraph (a) of this section and clauses (2) and (3) (other than Indebtedness pursuant to the 6.8% Notes and the Zero Coupon Convertible Debentures) of this paragraph (b), including any successive refinancings so long as the borrower under such refinancing is the Company or, if not the Company, the same as the borrower of the Indebtedness being refinanced and the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing plus the lesser of (a) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (b) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing; and

(17) Indebtedness of the Company or any Restricted Subsidiary in addition to that described in clauses (1) through (16) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $40 million outstanding at any one time in the aggregate.

For purposes of determining compliance with this "— *Limitation on Indebtedness*" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness permitted by this covenant, the Company in its sole discretion shall classify or reclassify such item of Indebtedness and only be required to include the amount of such Indebtedness as one of such types; *provided* that Indebtedness under the Credit Agreement and the Company's existing receivables securitization facility which is in existence following the Issue Date, and any renewals, extensions, substitutions, refundings, refinancings or replacements thereof, in an amount not in excess of the amount permitted to be incurred pursuant to clause (1) of paragraph (b) above, shall be deemed to have been incurred pursuant to clause (1) of paragraph (b) above rather than paragraph (a) above.

Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on any Redeemable Capital Stock of the Company or a Restricted Subsidiary of the Company in the form of additional shares of the same class of Redeemable Capital Stock, and the payment of dividends on any Preferred Stock of a Restricted Subsidiary in the form of additional shares of the same class of Preferred Stock of a Restricted Subsidiary or in other Qualified Capital Stock of such Restricted Subsidiary will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; *provided,* in each such case, that the amount thereof as accrued (other than any payment in Qualified Capital Stock) is included in the Consolidated Fixed Charge Coverage Ratio of the Company.

For purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred.

If Indebtedness is secured by a letter of credit that serves only to secure such Indebtedness, then the total amount deemed incurred shall be equal to the greater of (x) the principal of such Indebtedness and (y) the amount that may be drawn under such letter of credit.

The amount of Indebtedness issued at a price less than the amount of the liability thereof shall be determined in accordance with GAAP.

Limitation on Restricted Payments.   (a) The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

(2) purchase, redeem, defease or otherwise acquire or retire for value, directly or indirectly, the Company's Capital Stock or any Capital Stock of any Affiliate of the Company, including any Subsidiary (other than (a) Capital Stock of any Wholly Owned Restricted Subsidiary of the Company or (b) purchases, redemptions, defeasances or other acquisitions made by a Restricted Subsidiary on a pro rata basis from all stockholders of such Restricted Subsidiary) or options, warrants or other rights to acquire such Capital Stock;

(3) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness;

(4) declare or pay any dividend or distribution on any Capital Stock of any Restricted Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Restricted Subsidiaries or (b) dividends or distributions made by a Restricted Subsidiary on a pro rata basis to all stockholders of such Restricted Subsidiary); or

(5) make any Investment in any Person (other than any Permitted Investments);

(any of the foregoing actions described in clauses (1) through (5) above, other than any such action that is a Permitted Payment (as defined below), collectively, "Restricted Payments") (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value of the assets proposed to be transferred, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless

(1) immediately before and immediately after giving effect to such proposed Restricted Payment on a *pro forma* basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an "event of default" under the terms of any Indebtedness of the Company or its Restricted Subsidiaries;

(2) immediately before and immediately after giving effect to such Restricted Payment on a *pro forma* basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under paragraph (a) of "— *Limitation on Indebtedness;*" and

(3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the indenture and all Designation Amounts does not exceed the sum of:

(A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the Company's fiscal quarter beginning prior to the date of the indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

(B) the aggregate Net Cash Proceeds received after the date of the indenture by the Company either (1) as capital contributions in the form of common equity to the Company or (2) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (2) or (3) of paragraph (b) below) (and excluding the Net Cash Proceeds from the issuance of Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(C) the aggregate Net Cash Proceeds received after the date of the indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company (and excluding the Net Cash Proceeds from the exercise of any options, warrants or rights to purchase Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(D) the aggregate Net Cash Proceeds received after the date of the indenture by the Company from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Company or its Restricted Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Redeemable Capital Stock were issued after the date of the indenture, the aggregate of Net Cash Proceeds from their original issuance (and excluding the Net Cash Proceeds from the conversion or exchange of debt securities or Redeemable Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(E) (a) in the case of the disposition or repayment of any Investment constituting a Restricted Payment (including any Investment in an Unrestricted Subsidiary) made after the date of the indenture, an amount (to the extent not included in Consolidated Net Income) equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment and net of taxes, and

(b) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment), the Fair Market Value of the Company's interest in such Subsidiary provided that such amount shall not in any case exceed the amount of the Restricted Payment deemed made at the time the Subsidiary was designated as an Unrestricted Subsidiary;

(F) any amount which was previously treated as a Restricted Payment on account of any Guarantee entered into by the Company or any Restricted Subsidiary; provided that such Guarantee has not been called upon and the obligation arising under such Guarantee no longer exists; and

(G) $15 million.

(b) Notwithstanding the foregoing, and in the case of clauses (2) through (10) below, so long as no Default or Event of Default is continuing or would arise therefrom, the foregoing provisions shall not prohibit the following actions (each of clauses (1) through (7) being referred to as a "Permitted Payment" and therefore shall not be a "Restricted Payment" for purposes of paragraph (a) above):

(1) the payment of any dividend within 120 days after the date of declaration thereof, if at such date of declaration such payment was permitted or not precluded by the provisions of paragraph (a) of this Section (the declaration after the date of the indenture of such payment will be deemed a Restricted Payment under paragraph (a) of this Section as of the date of declaration but the payment itself will be deemed to have been paid on such date of declaration and will not also be deemed a Restricted Payment under paragraph (a) of this Section);

(2) the repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale for cash (other than to a Subsidiary) of, other shares of Qualified Capital Stock of the Company; *provided* that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

(3) the repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or in an amount not in excess of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

(4) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the substantially concurrent issuance of new Subordinated Indebtedness of the Company, provided that any such new Subordinated Indebtedness

(a) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (1) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (2) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing;

(b) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the notes;

(c) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the notes; and

(d) is expressly subordinated in right of payment to the notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

(5) the payment of cash in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exercisable for Capital Stock of the Company;

(6) the repurchase of Capital Stock deemed to occur upon exercise of stock options to the extent that shares of such Capital Stock represent a portion of the exercise price of such options;

(7) the repurchase, redemption, or other acquisition or retirement for value of Redeemable Capital Stock of the Company made by exchange for, or out of the proceeds of the sale within 30 days of Redeemable Capital Stock of the Company;

(8) the repurchase, redemption, or other acquisition or retirement for value of any class of Capital Stock of the Company from employees, former employees, directors or former directors of the Company or any Restricted Subsidiary pursuant to the terms of the agreements pursuant to which such Capital Stock was acquired in an amount of up to $2 million per calendar year;

(9) the repurchase of any Subordinated Indebtedness or Redeemable Capital Stock of the Company at a purchase price not greater than 101% of the principal amount or liquidation preference of such Subordinated Indebtedness or Redeemable Capital Stock in the event of a Change of Control pursuant to a provision similar to "— Purchase of Notes Upon a Change of Control;" *provided* that prior to consummating any such repurchase, the Company has made the Change of Control Offer required by the indenture and has repurchased all notes validly tendered for payment in connection with such Change of Control Offer; and

(10) the repurchase of any Subordinated Indebtedness or Redeemable Capital Stock of the Company at a purchase price not greater than 100% of the principal amount or liquidation preference of such Subordinated Indebtedness or Redeemable Capital Stock in the event of an Asset Sale pursuant to a provision similar to the "— *Limitation on Sale of Assets*" covenant; *provided* that prior to consummating any such repurchase, the Company has made the Offer required by the indenture and has repurchased all notes validly tendered for payment in connection with such Offer.

Limitation on Transactions with Affiliates.   The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Wholly Owned Restricted Subsidiary) unless such transaction or series of related transactions is entered into in good faith and in writing and

(1)   such transaction or series of related transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party,

(2)   with respect to any transaction or series of related transactions involving aggregate value in excess of $5,000,000, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (1) above, and

(3)   with respect to any transaction or series of related transactions involving aggregate value in excess of $10,000,000, either

(a)   such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the board of directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, or

(b) the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transaction or series of related transactions is fair to the Company or such Restricted Subsidiary from a financial point of view;

provided, however, that this provision shall not apply to: (i) employee benefit arrangements with any officer or director of the Company, including under any stock option or stock incentive plans, and customary indemnification arrangements with officers or directors of the Company, in each case entered into in the ordinary course of business, (ii) any Restricted Payments and Permitted Investments made in compliance with "— *Limitation on Restricted Payments*" above, (iii) any Qualified Securitization Transaction, and (iv) any transactions undertaken pursuant to any contracts in existence on the Issue Date (as in effect on the Issue Date) and any renewals, replacements or modifications of such contracts (pursuant to new transactions or otherwise) on terms no less favorable to the holders of the notes than those in effect on the Issue Date.

Limitation on Liens.   The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien (other than a Permitted Lien) of any kind securing any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of the Company or any Restricted Subsidiary owned on the date of the indenture or acquired after the date of the indenture, or assign or convey any right to receive any income or profits therefrom, unless the notes (or a Guarantee in the case of Liens of a Guarantor) are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien except for Liens

(A) securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under "— Consolidation, Merger, Sale of Assets" or securing Acquired Indebtedness which was in existence prior to (and not created in connection with, or in contemplation of) the incurrence by the Company of such Acquired Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) and which Indebtedness is permitted under the provisions of "— *Limitation on Indebtedness*"; or

(B) securing any Indebtedness incurred in connection with any refinancing, renewal, substitutions or replacements of any such Indebtedness described in clause (A), so long as the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing by an amount greater than the lesser of (1) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (2) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing,

provided, however, that in the case of clauses (A) and (B), any such Lien only extends to the assets that were subject to such Lien securing such Indebtedness prior to the related acquisition by the Company or its Restricted Subsidiaries.

Notwithstanding the foregoing, any Lien securing the notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by the holders of the Pari Passu Indebtedness or Subordinated Indebtedness described above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as the holders of all such Pari Passu Indebtedness or Subordinated Indebtedness also release their Lien on the property or assets of the Company or such

Restricted Subsidiary, or upon any sale, exchange or transfer to any Person of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

Limitation on Sale of Assets.   (a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (1) at least 75% of the consideration from such Asset Sale other than Asset Swaps is received in cash and (2) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets subject to such Asset Sale (as determined by the board of directors of the Company and evidenced in a board resolution).

The amount of any (A) Indebtedness (other than any Subordinated Indebtedness) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully released shall be deemed to be cash for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash and (B) notes, securities or other similar obligations received by the Company or the Restricted Subsidiaries from such transferee that are immediately converted, sold or exchanged (or are converted, sold or exchanged within thirty days of the related Asset Sale) by the Company or the Restricted Subsidiaries into cash shall be deemed to be cash, in an amount equal to the net cash proceeds realized upon such conversion, sale or exchange for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash. In addition, the amount of any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in the Asset Sale shall be deemed "cash" for purposes of Section (a)(1) of this covenant.

(b) All or a portion of the Net Cash Proceeds of any Asset Sale may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness or Senior Guarantor Indebtedness):

(i) to prepay permanently or repay permanently any Senior Indebtedness or Senior Guarantor Indebtedness then outstanding as required by the terms thereof (and in the case of any such Indebtedness under a revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility), or

(ii) if the Company determines not to apply such Net Cash Proceeds to the permanent repayment or permanent prepayment of such Senior Indebtedness or Senior Guarantor Indebtedness, or if no such Senior Indebtedness or Senior Guarantor Indebtedness is then outstanding, within 365 days of the Asset Sale, to invest the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Restricted Subsidiaries existing on the date of the indenture or in businesses reasonably related thereto.

The amount of such Net Cash Proceeds not used or invested in accordance with the preceding clauses (i) and (ii) within 365 days of the Asset Sale constitutes "Excess Proceeds."

(c) When the aggregate amount of Excess Proceeds exceeds $20 million or more, the Company will apply the Excess Proceeds to the repayment of the notes and any other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Indebtedness with the proceeds from any Asset Sale as follows:

(A) the Company will make an offer to purchase (an "Offer") from all holders of the notes in accordance with the procedures set forth in the indenture in the maximum principal amount (expressed as a multiple of $1,000) of notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the notes, and the denominator of which is the sum of the outstanding principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of the notes and such Pari Passu Indebtedness (subject to proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all notes tendered), and

(B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness (or accreted value in the case of Indebtedness issued with original issue discount), the Company will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; *provided* that in no event will the Company be required to make a Pari Passu Offer in a Pari Passu Debt Amount exceeding the principal amount (or accreted value) of such Pari Passu Indebtedness plus the amount of any premium required to be paid to repurchase such Pari Passu Indebtedness.

The offer price for the notes tendered will be payable in cash in an amount equal to 100% of the principal amount of the notes tendered plus accrued and unpaid interest, if any, to the date (the "Offer Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the indenture. To the extent that the aggregate Offered Price of the notes tendered pursuant to the Offer is less than the Note Amount relating thereto, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of the Note Amount, the Trustee shall select the notes to be purchased on a pro rata basis. Upon the completion of the purchase of all the notes tendered pursuant to an Offer, the amount of Excess Proceeds, if any, shall be reset at zero for purposes of the indenture governing the notes.

(d) If the Company becomes obligated to make an Offer pursuant to clause (c) above, the notes shall be purchased by the Company, at the option of the holders thereof, in whole or in part in integral multiples of $1,000, on the Offer Date, which shall be fixed by the Company on a Business Day that is not earlier than 30 days and not later than 60 days from the date the notice of the Offer is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act.

(e) The indenture for the notes provides that the Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer.

Limitation on Issuances of Guarantees of and Pledges for Indebtedness. (a) The Company will not cause or permit any Restricted Subsidiary, other than a Guarantor, directly or indirectly, to secure the payment of any Senior Indebtedness of the Company and the Company will not, and will not permit any Restricted Subsidiary (other than a Guarantor) to, pledge any intercompany notes representing obligations of any Restricted Subsidiary (other than a Guarantor) or any Capital Stock of a Wholly Owned Restricted Subsidiary (other than a Guarantor or a Securitization Entity and other than up to 66⅔% of the Capital Stock of a Foreign Subsidiary) to secure the payment of any Senior Indebtedness unless in each case such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a guarantee of payment of the notes by such Restricted Subsidiary, which guarantee shall be on the same terms as the guarantee of the Senior Indebtedness (if a guarantee of Senior Indebtedness is granted by any such Restricted Subsidiary) except that the guarantee of the notes need not be secured and shall be subordinated to the claims against such Restricted Subsidiary in respect of Senior Indebtedness to the same extent as the notes are subordinated to Senior Indebtedness of the Company under the indenture.

(b) The Company will not cause or permit any Restricted Subsidiary (which is not a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company or any Restricted Subsidiary unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of the notes on the same terms as the guarantee of such Indebtedness except that

(A) such guarantee need not be secured unless required pursuant to "— *Limitation on Liens,*"

(B) if such Indebtedness is by its terms Senior Indebtedness, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be senior to such Restricted Subsidiary's Guarantee of the notes to the same extent as such Senior Indebtedness is senior to the notes, and

(C) if such Indebtedness is by its terms expressly subordinated to the notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary's Guarantee of the notes at least to the same extent as such Indebtedness is subordinated to the notes.

Notwithstanding this paragraph (b), a Foreign Subsidiary may, directly or indirectly, to the extent otherwise permitted by the indenture, guarantee, assume or in any other manner become liable with respect to any Indebtedness of another Foreign Subsidiary (which is incurred in compliance with the indenture) without complying with this paragraph (b).

(c) Notwithstanding the foregoing, any Guarantee (including the initial Guarantees) by a Restricted Subsidiary of the notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon

(1) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's or any Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, or the designation of such Restricted Subsidiary as an Unrestricted Subsidiary, which transaction is in compliance with the terms of the indenture and such Restricted Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Restricted Subsidiaries, or

(2) the release by the holders of the Indebtedness of the Company described in paragraphs (a) and (b) above of their security interest or their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as (A) no other Indebtedness of the Company has been secured or guaranteed by such Restricted Subsidiary, as the case may be, or (B) the holders of all such other Indebtedness which is secured or guaranteed by such Restricted Subsidiary also release their security interest in or guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

Limitation on Senior Subordinated Indebtedness.   The Company will not, and will not permit or cause any Guarantor to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise permit to exist any Indebtedness that is subordinate in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also pari passu with the notes or the Guarantee of such Guarantor or subordinated in right of payment to the notes or such Guarantee at least to the same extent as the notes or such Guarantee are subordinated in right of payment to Senior Indebtedness or Senior Indebtedness of such Guarantor, as the case may be, as set forth in the indenture. Unsecured Indebtedness is not deemed to be subordinate or junior in right of payment to secured Indebtedness merely because it is unsecured and Indebtedness which has different security or different priorities in the same security will not be deemed subordinate or junior in right of payment to secured Indebtedness because of such differences.

Limitation on Subsidiary Preferred Stock.   (a) The Company will not permit any Restricted Subsidiary of the Company to issue, sell or transfer any Preferred Stock, except for (1) Preferred Stock issued or sold to, held by or transferred to the Company or a Restricted Subsidiary, and (2) Preferred Stock issued by a Person prior to the time (A) such Person becomes a Restricted Subsidiary, (B) such Person merges with or into a Restricted Subsidiary or (C) a Restricted Subsidiary merges with or into such Person; *provided* that such Preferred Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C). This clause (a) shall not apply upon the acquisition by a third party of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the terms of the indenture (including, without limitation, the provisions described above under "— *Limitation on Sale of Assets*").

(b) The Company will not permit any Person (other than the Company or a Restricted Subsidiary) to acquire Preferred Stock of any Restricted Subsidiary from the Company or any Restricted Subsidiary, except upon the acquisition of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the terms of the indenture (including, without limitation, the provisions described above under "— *Limitation on Sale of Assets*").

(c) Notwithstanding clauses (a) and (b) above, the Company's Restricted Subsidiaries may collectively issue, sell or transfer Preferred Stock, and any Person (other than the Company and its Restricted Subsidiaries) may acquire Preferred Stock of a Restricted Subsidiary of the Company, so long as the aggregate Fair Market Value of all Restricted Subsidiaries issuing such Preferred Stock does not exceed 5% of the Company's Consolidated Net Tangible Assets.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

(1) pay dividends or make any other distribution on its Capital Stock or any other interest or participation in or measured by its profits,

(2) pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

(3) make any Investment in the Company or any other Restricted Subsidiary, or

(4) transfer any of its properties or assets to the Company or any other Restricted Subsidiary.

However, this covenant will not prohibit any (1) encumbrance or restriction pursuant to an agreement (including the Credit Agreement) in effect on the date of the indenture; (2) encumbrance or restriction with respect to a Restricted Subsidiary that is not a Restricted Subsidiary of the Company on the date of the indenture, in existence at the time such Person becomes a Restricted Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, provided that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary or the properties or assets of the Company or any Restricted Subsidiary other than such Subsidiary which is becoming a Restricted Subsidiary; (3) encumbrance or restriction pursuant to any agreement governing any Indebtedness permitted by clause (8) of the definition of Permitted Indebtedness as to the assets financed with the proceeds of such Indebtedness; (4) encumbrance or restriction contained in any Acquired Indebtedness or other agreement of any entity or related to assets acquired by or merged into or consolidated with the Company or any Restricted Subsidiaries so long as such encumbrance or restriction was not entered into in contemplation of the acquisition, merger or consolidation transaction; (5) encumbrance or restriction existing under applicable law or any requirement of any regulatory body; (6) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "— *Limitation on Liens*" that limit the right of the debtor to dispose of the assets subject to such Liens; (7) restrictions contained in any other indenture or instrument governing debt of the Company or any Guarantor that are not materially more restrictive, taken as a whole, than those contained in the indenture governing the notes; (8) restrictions contained in any other credit facility governing debt of the Company or any Guarantor that are not (in the view of the board of directors of the Company as expressed in a board resolution thereof) materially more restrictive, taken as a whole, than those contained in the Credit Agreement; (9) encumbrance or restriction with respect to a Securitization Entity in connection with a Qualified Securitization Transaction; *provided, however,* that such encumbrances and restrictions are customarily required by the institutional sponsor or arranger of such Qualified Securitization Transaction in similar types of documents relating to the purchase of similar receivables in connection with the financing thereof; (10) customary restrictions imposed by the terms of shareholders', partnership or joint venture agreements entered into in the ordinary course of business; provided, however, that such restrictions do not apply to any Restricted Subsidiaries other than the applicable company, partnership or joint venture; and provided, further, however, that such encumbrances and restrictions may not materially impact the ability of the Company to permit payments on the notes when due as required by the terms of the indenture; (11) restrictions contained in Indebtedness of Foreign Subsidiaries permitted to be incurred under the indenture, so long as such restrictions or encumbrances are customary for Indebtedness of the type issued and do not materially impact the ability of the Company to make payments on the notes as required by the terms of the indenture (in the view of an officer of the Company as expressed in an officer's certificate thereof); (12) customary non-assignment provisions in leases, licenses or contracts; (13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; (14) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale; and (15) encumbrance or restriction under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (1) through (14), or in this clause (15), *provided* that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced.

Limitation on Unrestricted Subsidiaries. The Company may designate after the Issue Date any Subsidiary as an "Unrestricted Subsidiary" under the indenture (a "Designation") only if:

(a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(b) the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to paragraph (a) of "— *Limitation on Restricted Payments*" above in an amount (the "Designation Amount") equal to the greater of (1) the net book value of the Company's interest in such Subsidiary calculated in accordance with GAAP or (2) the Fair Market Value of the Company's interest in such Subsidiary as determined in good faith by the Company's board of directors;

(c) the Company would be permitted under the indenture to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "— *Limitation on Indebtedness*" at the time of such Designation (assuming the effectiveness of such Designation);

(d) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary;

(e) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, provided that an Unrestricted Subsidiary may provide a Guarantee for the notes; and

(f) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "— *Limitation on Restricted Payments*" for all purposes of the indenture in the Designation Amount.

The indenture will also provide that the Company shall not and shall not cause or permit any Restricted Subsidiary to at any time

(a) provide credit support for, guarantee or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any

Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries), or

(b) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary.

For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

(a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture; and

(c) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "— *Limitation on Indebtedness.*"

All Designations and Revocations must be evidenced by a resolution of the board of directors of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

Provision of Financial Statements. Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company and any Guarantor will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company and such Guarantor would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) if the Company or such Guarantor were so subject, such documents to be filed with the Commission on or prior to the date (the "Required Filing Date") by which the Company and such Guarantor would have been required so to file such documents if the Company and such Guarantor were so subject.

The Company and any Guarantor will also in any event (a) within 15 days of each Required Filing Date (1) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company and such Guarantor would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act if the Company and such Guarantor were subject to either of such Sections and (b) if filing such documents by the Company and such Guarantor with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company's cost.

If any Guarantor's or secured party's financial statements would be required to be included in the financial statements filed or delivered pursuant to the indenture if the Company were subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall include such Guarantor's financial statements in any filing or delivery pursuant to the indenture.

The indenture also provides that, so long as any of the notes remain outstanding, the Company will make available to any prospective purchaser of notes or beneficial owner of notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Company has either exchanged the notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such notes pursuant to an effective registration statement under the Securities Act.

Additional Covenants.   The indenture also contains covenants with respect to the following matters: (1) payment of principal, premium and interest; (2) maintenance of an office or agency in The City of New York; (3) arrangements regarding the handling of money held in trust; (4) maintenance of corporate existence; (5) payment of taxes and other claims; (6) maintenance of properties; and (7) maintenance of insurance.

Consolidation, Merger, Sale of Assets

The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of Persons (other than the Company or a Guarantor), unless at the time and after giving effect thereto

(1) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis (the "Surviving Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of the Company under the notes and the indenture and the Registration Rights Agreement (as that term is defined under "— Exchange Offer; Registration Rights"), as the case may be, and the notes and the indenture and the Registration Rights Agreement will remain in full force and effect as so supplemented (and any Guarantees will be confirmed as applying to such Surviving Entity's obligations);

(2) immediately before and immediately after giving effect to such transaction on a *pro forma* basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing;

(3) immediately before and immediately after giving effect to such transaction on a *pro forma* basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such *pro forma* calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "— Certain Covenants — *Limitation on Indebtedness*;"

(4) at the time of the transaction, each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the indenture and the notes;

(5) at the time of the transaction, if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of "— Certain Covenants — *Limitation on Liens*" are complied with; and

(6) at the time of the transaction, the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee,

an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Each Guarantor will not, and the Company will not permit a Guarantor to, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than the Company or any Guarantor) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons (other than the Company or any Guarantor) or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Guarantor and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of Persons (other than the Company or any Guarantor), unless at the time and after giving effect thereto

(1) either (a) the Guarantor will be the continuing corporation in the case of a consolidation or merger involving the Guarantor or (b) the Person (if other than the Guarantor) formed by such consolidation or into which such Guarantor is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Guarantor and its Restricted Subsidiaries on a Consolidated basis (the "Surviving Guarantor Entity") will be a corporation, limited liability company, limited liability partnership, partnership or trust duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee of the notes and the indenture and the Registration Rights Agreement and such Guarantee, indenture and Registration Rights Agreement will remain in full force and effect;

(2) immediately before and immediately after giving effect to such transaction on a *pro forma* basis, no Default or Event of Default will have occurred and be continuing; and

(3) at the time of the transaction such Guarantor or the Surviving Guarantor Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with;

provided, however, that this paragraph shall not apply to any Guarantor whose Guarantee of the notes is unconditionally released and discharged in accordance with paragraph (c) under the provisions of "— Certain Covenants — *Limitation on Issuances of Guarantees of and Pledges for Indebtedness.*"

In the event of any transaction (other than a lease) described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company or any Guarantor, as the case may be, is not the continuing corporation, the successor Person formed or remaining or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, and the Company and any Guarantor, as the case may be, shall be discharged from all obligations and covenants under the indenture and the notes or its Guarantee, as the case may be, and the Registration Rights Agreement.

Fall Away Event

In the event of the occurrence of a Fall Away Event (and notwithstanding the failure of the Company subsequently to maintain Investment Grade Status), (1) the covenants and provisions described above under "Certain Covenants — *Limitation on Indebtedness,*" "— *Limitation on Restricted Payments,*" "— *Limitation on Transactions With Affiliates,*" "— *Limitation on Liens,*" "— *Limitation on Sale of Assets,*" "— *Limitation on Subsidiary Preferred Stock,*" and "— *Limitation on Dividend and Other*

Payment Restrictions Affecting Subsidiaries" shall each no longer be in effect for the remaining term of the notes, (2) the Company will no longer be subject to the financial test set forth in clause (3) under the first paragraph under "— Consolidation, Merger, Sale of Assets" or to clause (b) in the first paragraph or clause (c) in the first and fifth paragraphs under "— *Limitation on Unrestricted Subsidiaries*" and (3) the covenants described below under "— *Limitation on Liens*" and "— *Limitation on Sale Leaseback Transactions*" will be applicable. The covenants described below will only be applicable in the event of the occurrence of a Fall Away Event.

Limitation on Liens.   The Company will not, and will not permit any Restricted Subsidiary to, incur any Lien to secure Indebtedness without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes on a subordinated (second priority) basis for so long as such Indebtedness is so secured.

The foregoing restrictions will not apply to:

(1) any Lien existing on (or securing Indebtedness committed to but not outstanding on) the date of the Fall Away Event (which Lien in either case was not created in connection with, or in contemplation of, such Fall Away Event);

(2) any Lien in favor of only the Company or a Restricted Subsidiary;

(3) any Lien on property of a Person existing immediately prior to the time such Person is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries or otherwise becomes a Restricted Subsidiary of the Company (provided that such Lien is not incurred in anticipation of such transaction and does not extend beyond the property subject thereto, or secure any Indebtedness that is not secured thereby, immediately prior to such transaction);

(4) any Lien on property (or on the Capital Stock of the entity that owns property) existing immediately prior to the time of acquisition thereof (provided that such Lien is not incurred in anticipation of such transaction and does not extend beyond the property subject thereto, or secure any Indebtedness that is not secured thereby, immediately prior to such transaction);

(5) any Lien on property or assets securing all or any portion of the purchase price thereof or securing all or any portion of the cost of construction or alteration of or improvement on any property or assets created or assumed contemporaneously with, or within 90 days after, such acquisition or completion of such construction or improvement (provided that such Lien does not extend to any other property or assets and secures Indebtedness in an amount that does not exceed such purchase price or cost of construction, alteration or improvement);

(6) Liens with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP;

(7) Liens of landlords arising by statute and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP;

(8) deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money) and surety, appeal, customs or performance bonds (or letters of credit or comparable instruments securing the Company's or a Restricted Subsidiary's performance and which are otherwise permitted by the indenture);

(9) encumbrances arising by reason of zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar encumbrances on

the use of real property that do not materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

(10) encumbrances arising under leases or subleases of real property that do not in the aggregate materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

(11) financing statements of a lessor's rights in and to personal property leased to such Person in the ordinary course of such Person's business;

(12) other Liens if, after giving effect thereto, the sum of all Indebtedness secured by all Liens incurred pursuant to this clause (12) on or after the date of the Fall Away Event and outstanding at any one time, together with the Attributable Value of Sale Leaseback Transactions entered into on or after the date of the Fall Away Event and outstanding at any one time and otherwise prohibited by the indenture, does not exceed 15% of the Company's Consolidated Net Tangible Assets; and

(13) any extension, renewal, refunding or refinancing of any of the Liens referred to in sections (1) to (11) above or this section (13).

Limitation on Sale Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary (other than a Foreign Subsidiary) to, enter into any Sale Leaseback Transaction (except for a period not exceeding 36 months) unless

(1) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of the Sale Leaseback Transaction and all other Sale Leaseback Transactions entered into after the date of the Fall Away Event and otherwise prohibited by the indenture, plus the aggregate principal amount of Indebtedness secured by Liens incurred pursuant to clause (12) under "— *Limitation on Liens*" above, does not exceed 15% of the Company's Consolidated Net Tangible Assets, or

(2) the Company or one of its Restricted Subsidiaries applies, within 365 days after the related sale, an amount equal to the Net Cash Proceeds of such sale (a) to the redemption or retirement of Indebtedness of the Company or a Restricted Subsidiary or (b) to the purchase of or investment in property or other assets having a Fair Market Value, determined at the time of such purchase, at least equal to the Net Cash Proceeds of such sale and which will be used in the business of the Company and its Restricted Subsidiaries then being conducted.

Events of Default

An Event of Default will occur under the indenture if:

(1) there shall be a default in the payment of any interest on any note when it becomes due and payable, and such default shall continue for a period of 30 days (whether or not prohibited by the subordination provisions of the indenture);

(2) there shall be a default in the payment of the principal of (or premium, if any, on) any note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise) (whether or not prohibited by the subordination provisions of the indenture);

(3) (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1), (2) or in clause (b), (c) or (d) of this clause (3)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (1) to the Company by the Trustee or (2) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes; (b) there shall be a default in the performance or breach of the provisions described in "— Consolidation, Merger, Sale of Assets;" (c) the Company shall have failed to make or consummate an Offer in accordance with the provisions of "— Certain Covenants —

Limitation on Sale of Assets;" or (d) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of "— Purchase of Notes Upon a Change of Control;"

(4) one or more defaults shall have occurred under any of the agreements, indentures or instruments under which the Company, any Guarantor or any Restricted Subsidiary then has outstanding Indebtedness in excess of $25 million, individually or in the aggregate, and either (a) such default results from the failure to pay such Indebtedness at its stated final maturity and such default has not been cured or the Indebtedness repaid in full within ten days of the default or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness and such acceleration has not been rescinded or such Indebtedness repaid in full within ten days of the acceleration;

(5) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the indenture and any such Guarantee;

(6) one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $25 million, either individually or in the aggregate, shall be rendered against the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary or any of their respective properties and shall not be discharged and there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(7) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

(8) (a) the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent,

(b) the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company, such Significant Subsidiary or such group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the

Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it,

(c) the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law,

(d) the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary (1) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, such Significant Subsidiary or such group of Restricted Subsidiaries or of any substantial part of their respective properties, (2) makes an assignment for the benefit of creditors or (3) admits in writing its inability to pay its debts generally as they become due, or

(e) the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary takes any corporate action to authorize any such actions in this paragraph (8).

If an Event of Default (other than as specified in clauses (7) and (8) of the prior paragraph) shall occur and be continuing with respect to the indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders of the notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in clause (7) or (8) of the prior paragraph occurs and is continuing, then all the notes shall become and be due and payable immediately in an amount equal to the principal amount of the notes, together with accrued and unpaid interest, if any, to the date the notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of notes outstanding by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay (1) all sums paid or advanced by the Trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (2) all overdue interest on all notes then outstanding, (3) the principal of, and premium, if any, on any notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes and (4) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes;

(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

The holders of not less than a majority in aggregate principal amount of the notes outstanding may on behalf of the holders of all outstanding notes waive any past default under the indenture and its consequences, except (1) an uncured default in the payment of the principal of, premium, if any, or interest on any note (which may only be waived with the consent of each holder of notes effected) or (2) a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note affected by such modification or amendment.

No holder of any of the notes has any right to institute any proceedings with respect to the indenture or any remedy thereunder unless the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the notes and the indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee, within such 30-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding notes. Such limitations do not, however, apply to a suit instituted by a holder of a note for the enforcement of the payment of the principal of, premium, if any, or interest on such note on or after the respective due dates expressed in such note.

The Company is required to notify the Trustee within five business days of the occurrence of any Default. The Company is required to deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the indenture, including whether or not any Default has occurred. The Trustee is under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders of the notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby.

The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, but if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, member or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the new notes, the indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Defeasance or Covenant Defeasance of Indenture

The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon the notes discharged with respect to the outstanding notes ("defeasance"). Such defeasance means that the Company, any such Guarantor and any other obligor under the indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for

    (1)   the rights of holders of such outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due,

    (2)   the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

    (3)   the rights, powers, trusts, duties and immunities of the Trustee, and

(4)   the defeasance provisions of the indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "— Events of Default" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance,

(a)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes cash in United States dollars, U.S. Government Obligations (as defined in the indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding notes on the Stated Maturity (or on any date after January 15, 2008 (such date being referred to as the "Defeasance Redemption Date"), if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding notes on the Defeasance Redemption Date);

(b)   in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(c)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(d)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses (7) or (8) under the first paragraph under "— Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit;

(e)   such defeasance or covenant defeasance shall not cause the Trustee for the notes to have a conflicting interest as defined in the indenture and for purposes of the Trust Indenture Act with respect to any securities of the Company or any Guarantor;

(f)   such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the indenture or any other material agreement or instrument to which the Company, any Guarantor or any Restricted Subsidiary is a party or by which it is bound;

(g)   such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder;

(h)   the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that (assuming no holder of the notes would be considered an insider of the Company or any Guarantor under any applicable bankruptcy or insolvency law and assuming no intervening bankruptcy or insolvency of the Company or any Guarantor between the date of deposit and the 91st day following the deposit) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally which relates to preferences;

(i) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

(j) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and

(k) the Company will have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the notes as expressly provided for in the indenture) as to all outstanding notes under the indenture when

(a) either

(1) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid or notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the indenture) have been delivered to the Trustee for cancellation, or

(2) all notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(b) the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date;

(c) no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

(d) the Company or any Guarantor has paid or caused to be paid all other sums payable under the indenture by the Company and any Guarantor; and

(e) the Company has delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that (1) all conditions precedent under the indenture relating to the satisfaction and discharge of such indenture have been complied with and (2) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which the Company, any Guarantor or any Subsidiary is bound.

Modifications and Amendments

Modifications and amendments of the indenture may be made by the Company, each Guarantor, if any, and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes); *provided, however,* that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

(1)   change the Stated Maturity of the principal of, or any installment of interest on, or change to an earlier date any redemption date of, or waive an uncured default in the payment of the principal of, premium, if any, or interest on, any such note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(2)   amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with "— Certain Covenants — *Limitation on Sale of Assets*" or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with "— Purchase of Notes Upon a Change of Control," including, in each case, amending, changing or modifying any definitions related thereto;

(3)   reduce the percentage in principal amount of such outstanding notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the indenture;

(4)   modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding notes required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each such note affected thereby;

(5)   except as otherwise permitted under "— Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the indenture; or

(6)   amend or modify any of the provisions of the indenture relating to the subordination of the notes or any Guarantee in any manner adverse to the holders of the notes or any Guarantee.

Notwithstanding the foregoing, without the consent of any holders of the notes, the Company, any Guarantor, any other obligor under the notes and the Trustee may modify or amend the indenture:

(1)   to evidence the succession of another Person to the Company or a Guarantor, and the assumption by any such successor of the covenants of the Company or such Guarantor in the indenture and in the notes and in any Guarantee in accordance with "— Consolidation, Merger, Sale of Assets;"

(2)   to add to the covenants of the Company, any Guarantor or any other obligor upon the notes for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company or any Guarantor or any other obligor upon the notes, as applicable, in the indenture, in the notes or in any Guarantee;

(3)   to cure any ambiguity, or to correct or supplement any provision in the indenture, the notes or any Guarantee which may be defective or inconsistent with any other provision in the indenture, the notes or any Guarantee or make any other provisions with respect to matters or questions arising under the indenture, the notes or any Guarantee; *provided* that, in each case, such provisions shall not adversely affect the interest of the holders of the notes;

(4) to comply with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(5) to add a Guarantor under the indenture;

(6) to evidence and provide the acceptance of the appointment of a successor Trustee under the indenture; or

(7) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the notes as additional security for the payment and performance of the Company's and any Guarantor's obligations under the indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the indenture or otherwise.

The holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain restrictive covenants and provisions of the indenture.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes (the "Additional Notes") ranking equally with the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), subject to compliance with the covenant described under "— Certain Covenants — *Limitation on Indebtedness*" and the restrictions contained in the Company's credit facility and other agreements. Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as to the notes.

Governing Law

The indenture, the notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

Concerning the Trustee

The indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

"Acquired Indebtedness" means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness

shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

"Affiliate" means, with respect to any specified Person: (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (2) any other Person that owns, directly or indirectly, 5% or more of any class or series of such specified Person's (or any of such Person's direct or indirect parent's) Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or (3) any other Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of:

(1) any Capital Stock of any Restricted Subsidiary;

(2) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other properties, assets or rights of the Company or any Restricted Subsidiary other than in the ordinary course of business.

For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets

(A) that is governed by the provisions described under "— Consolidation, Merger, Sale of Assets,"

(B) that is by the Company to any Restricted Subsidiary, or by any Restricted Subsidiary to the Company or any Restricted Subsidiary in accordance with the terms of the indenture,

(C) that would be within the definition of a "Restricted Payment" under the "— *Limitation on Restricted Payments*" covenant and would be permitted to be made as a Restricted Payment (and shall be deemed a Restricted Payment) under such covenant, or that would be a Permitted Investment hereunder,

(D) that is a disposition of Receivables and Related Assets in a Qualified Securitization Transaction for the Fair Market Value thereof including cash or Cash Equivalents in an amount at least equal to 65% of the Fair Market Value thereof,

(E) that is of obsolete equipment in the ordinary course of business,

(F) that consist of Cash Equivalents, inventory, receivables and other current assets in the ordinary course of business, or

(G) the Fair Market Value of which in the aggregate does not exceed $5 million in any transaction or series of related transactions.

"Asset Swap" means the exchange by the Company or a Restricted Subsidiary of a portion of its property, business or assets, in the ordinary course of business, for property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type used in the business of the Company on the date of the indenture or in a Permitted Business, or a combination of any property, business or assets or Capital Stock of such a Person and cash or Cash Equivalents.

"Attributable Debt" means, as to any lease under which any Person is at the time liable, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof as determined in accordance with GAAP, discounted from the last date of such term to the date of determination at a rate per annum equal to the discount rate that would be applicable to a Capital Lease Obligation with like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period will be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges.

"Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (2) the sum of all such principal payments.

"Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law or foreign law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

"Capital Lease Obligation" of any Person means any obligation of such Person and its Restricted Subsidiaries on a Consolidated basis under any capital lease of (or other agreement conveying the right to use) real or personal property which, in accordance with GAAP, is required to be recorded as a capitalized lease obligation.

"Capital Stock" of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, other equity interests whether now outstanding or issued after the date of the indenture, partnership interests (whether general or limited), limited liability company interests, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

"Cash Equivalents" means

(1) any evidence of Indebtedness issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof,

(2) deposits, certificates of deposit or acceptances of any financial institution that is a member of the Federal Reserve System (or organized in any foreign country recognized by the United States) and whose senior unsecured debt is rated at least "A-1" by S&P or at least "P-1" by Moody's,

(3) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia (or any foreign country recognized by the United States) and rated at least "A-1" by S&P and at least "P-1" by Moody's,

(4) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States or issued by any agency thereof and backed by the full faith and credit of the United States maturing within 365 days from the date of acquisition, and

(5) money market funds which invest substantially all of their assets in securities described in the preceding clauses (1) through (4).

"Change of Control" means the occurrence of any of the following events:

(1) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Company;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors then in office;

(3) the Company consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where

(A) the outstanding Voting Stock of the Company is changed into or exchanged for (1) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (2) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "— Certain Covenants — *Limitation on Restricted Payments*" (and such amount shall be treated as a Restricted Payment subject to the provisions in the indenture described under "— Certain Covenants — *Limitation on Restricted Payments*"), and

(B) immediately after such transaction, no "person" or "group" is the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the surviving corporation; or

(4) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "— Consolidation, Merger, Sale of Assets."

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the indenture such Commission is not existing and performing the duties now assigned to it under the Securities Act, Exchange Act and Trust Indenture Act then the body performing such duties at such time.

"Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

"Common Stock" means the Company's common stock, $1 par value per share.

"Company" means PerkinElmer, Inc., a corporation incorporated under the laws of Massachusetts, until a successor Person shall have become such pursuant to the applicable provisions of the indenture, and thereafter "Company" shall mean such successor Person.

"Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of

(a) the sum of Consolidated Net Income (Loss), and in each case to the extent deducted in computing Consolidated Net Income (Loss) for such period, Consolidated Interest Expense,

Consolidated Income Tax Expense and Consolidated Non-cash Charges for such period, of such Person and its Restricted Subsidiaries on a Consolidated basis, all determined in accordance with GAAP, less all non-cash items increasing Consolidated Net Income for such period and less all cash payments during such period relating to non-cash charges that were added back to Consolidated Net Income in determining the Consolidated Fixed Charge Coverage Ratio in any prior period to

(b) the sum of (1) Consolidated Interest Expense for such period and (2) cash and non-cash dividends (other than Qualified Capital Stock) paid (i) on any Redeemable Capital Stock of such Person and its Restricted Subsidiaries during such period or (ii) on Preferred Stock of such Person's Restricted Subsidiaries during such period (other than dividends paid to the Company or a Wholly Owned Restricted Subsidiary),

in each case after giving *pro forma* effect (as calculated in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision) to

(1) the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period;

(2) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

(3) in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period; and

(4) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such period, assuming such acquisition or disposition had been consummated on the first day of such period;

provided that

(1) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a *pro forma* basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate, and

(2) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a *pro forma* basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

"Consolidated Income Tax Expense" of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP.

"Consolidated Interest Expense" of any Person means, without duplication, for any period, the sum of

(a) the interest expense of such Person and its Restricted Subsidiaries for such period, on a Consolidated basis, including, without limitation,

(1) amortization of debt discount,

(2) the net cash costs associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Protection Agreements (including amortization of discounts),

(3) the interest portion of any deferred payment obligation,

(4) all commissions, discounts and other fees and charges owed with respect to letters of credit,

(5) bankers acceptance financing, and

(6) accrued interest, plus

(b) (1) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period, and

(2) all capitalized interest of such Person and its Restricted Subsidiaries, plus

(c) the interest expense under any Guaranteed Debt of such Person and any Restricted Subsidiary to the extent not included under clause (a) above, whether or not paid by such Person or its Restricted Subsidiaries.

"Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication,

(1) all extraordinary gains or losses net of taxes (less all fees and expenses relating thereto),

(2) the portion of net income (or loss) of such Person and its Restricted Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons or Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Restricted Subsidiaries,

(3) net income (or loss) of any Person combined with such Person or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, and any non-cash impact attributable to the application of the purchase method of accounting in accordance with GAAP,

(4) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan,

(5) gains or losses, net of taxes (less all fees and expenses relating thereto), in respect of dispositions of assets other than in the ordinary course of business,

(6) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

(7) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the indenture,

(8) any net gain or loss arising from the acquisition of any securities or extinguishment, under GAAP, of any Indebtedness of such Person,

(9) any restructuring charges incurred subsequent to the date of the indenture in accordance with GAAP, but only to the extent the charge is non-cash at the time taken and remains non-cash in all future periods,

(10) up to $25 million of restructuring charges in connection with the integration of the life sciences and analytical instruments business units to be recorded on the Company's financial statements for the year ended December 29, 2002, or

(11) up to $31.5 million of restructuring or non-recurring costs incurred in the first three quarters of 2002 which have been previously recorded on the Company's public financial statements.

"Consolidated Net Tangible Assets" of any Person means, for any period, the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles, all as set forth on the Company's most recent consolidated balance sheet and computed in accordance with GAAP.

"Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

"Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

"Credit Agreement" means the Credit Agreement dated on or about the Issue Date, among the Company, as borrower thereto, the Company's subsidiaries which are guarantors thereof, certain lenders party thereto, and certain agents party thereto, as such agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing).

"Credit Facility" means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, receivables financing, letters of credit or other debt obligations, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced in whole or in part from time to time, including without limitation any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders).

"Currency Hedging Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated pursuant to an officers' certificate, setting forth the basis for the valuation. The aggregate Fair Market Value of the Designated Non-cash Consideration held by the Company and its Restricted Subsidiaries at any given time, taken together with the Fair Market Value at the time of receipt of all other Designated Non-cash Consideration received and still held by the Company and its Restricted Subsidiaries at such time, may not exceed $25 million at the time of the receipt of the Designated Non-cash Consideration (with the Fair Market Value being measured at the time received and without giving effect to subsequent changes in value).

"Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

"Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors.

"Fall Away Event" means such time as the notes shall have achieved Investment Grade Status (pursuant to ratings from each of S&P and Moody's (or any substituted Rating Agency)) and the Company shall have delivered to the Trustee an officers' certificate certifying that the foregoing condition has been satisfied.

"Foreign Subsidiary" means any Restricted Subsidiary of the Company that (x) is not organized under the laws of the United States of America or any state thereof or the District of Columbia, or (y) was organized under the laws of the United States of America or any State thereof or the District of Columbia that has no material assets other than Capital Stock of one or more foreign entities of the type described in clause (x) above and is not a guarantor of Indebtedness under the Credit Agreement.

"Generally Accepted Accounting Principles" or *"GAAP"* means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect (i) with respect to periodic reporting requirements, from time to time, and (ii) otherwise (including without limitation for purposes of calculating financial covenants) on the date of the indenture.

"Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations.

"Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement

    (1) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness,

    (2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss,

    (3) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered),

    (4) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or to cause such debtor to achieve certain levels of financial performance, or

    (5) otherwise to assure a creditor against loss;

provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

"Guarantor" means any Subsidiary which is a guarantor of the notes, including any Person that is required after the date of the indenture to execute a guarantee of the notes pursuant to the "— *Limitation*

on Liens" covenant or the "— *Limitation on Issuance of Guarantees of and Pledges for Indebtedness*" covenant until a successor replaces such party pursuant to the applicable provisions of the indenture and, thereafter, shall mean such successor.

"Indebtedness" means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and letters of guaranty issued under letter of credit facilities, acceptance facilities or other similar facilities,

(2) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,

(3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business,

(4) all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Protection Agreements of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time),

(5) all Capital Lease Obligations of such Person,

(6) all Indebtedness referred to in clauses (1) through (5) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness,

(7) all Guaranteed Debt of such Person,

(8) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends,

(9) synthetic lease obligations, indebtedness with respect to accounts receivable securitization transactions, and Attributable Debt with respect to Sale Leaseback Transactions,

(10) Preferred Stock of any Restricted Subsidiary of the Company, and

(11) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (1) through (10) above.

For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

"Indenture Obligations" means the obligations of the Company and any other obligor under the indenture or under the notes, including any Guarantor, to pay principal of, premium, if any, and interest

when due and payable, and all other amounts due or to become due under or in connection with the indenture, the notes and the performance of all other obligations to the Trustee and the holders under the indenture and the notes, according to the respective terms thereof.

"Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

"Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company (other than the sale of all of the outstanding Capital Stock of such Subsidiary), the Company will be deemed to have made an Investment on the date of such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in "— Certain Covenants — *Limitation on Restricted Payments.*"

"Investment Grade Status" means ratings of BBB− or higher by S&P (or its equivalent rating under any successor rating categories of S&P), and Baa3 or higher by Moody's (or its equivalent rating under any successor rating categories of Moody's), and the equivalent rating in respect of the rating categories of any Rating Agencies substituted for S&P or Moody's.

"Issue Date" means the original issue date of the notes under the indenture.

"Lien" means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement.

"Maturity" means, when used with respect to the notes, the date on which the principal of the notes becomes due and payable as therein provided or as provided in the indenture, whether at Stated Maturity, the Offer Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Cash Proceeds" means

(a) with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of

(1) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

(2) provisions for all taxes payable as a result of such Asset Sale,

(3) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale,

(4) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale, and

(5) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee, and

(b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under "— Certain Covenants — *Limitation on Restricted Payments,*" the proceeds of such issuance or sale in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Pari Passu Indebtedness" means (a) any Indebtedness of the Company that is equal in right of payment to the notes and (b) with respect to any Guarantee, Indebtedness which ranks equal in right of payment to such Guarantee.

"Permitted Business" means the lines of business conducted by the Company and its Restricted Subsidiaries on the date hereof and business reasonably related, complimentary or ancillary thereto, including reasonably related extensions or expansions thereof.

"Permitted Investment" means

(1) Investments in any Restricted Subsidiary or any Person which, as a result of such Investment, (a) becomes a Restricted Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary;

(2) Indebtedness of the Company or a Restricted Subsidiary described under clauses (4), (5), (6) and (7) of the definition of "Permitted Indebtedness";

(3) Investments in any of the notes;

(4) Cash Equivalents;

(5) Investments acquired by the Company or any Restricted Subsidiary in connection with an Asset Sale permitted under "— Certain Covenants — *Limitation on Sale of Assets*" to the extent such Investments are non-cash proceeds as permitted under such covenant;

(6) Investments by the Company or a Restricted Subsidiary in a Securitization Entity in connection with a Qualified Securitization Transaction, which Investment consists of the transfer of Receivables and Related Assets;

(7) Investments in existence on the date of the indenture;

(8) Investments in an aggregate amount outstanding at any one time of $25 million in any entity which at the time of such Investment conducts its principal business in the life and analytical sciences business;

(9) loans to employees, customers and suppliers in the ordinary course of business in the aggregate amount outstanding at any one time of $2.5 million;

(10) Investments acquired in exchange for the issuance of Capital Stock (other than Redeemable Capital Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary) or acquired with the net cash proceeds received by the Company after the date of the indenture from the issuance and sale of Capital Stock (other than Redeemable Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary); *provided* that such Net Cash Proceeds are used to make such Investment within 10 days of the receipt thereof and the amount of all such Net Cash Proceeds will be excluded from clause (3) (B) of the first paragraph of the covenant described under "— Certain Covenants — *Limitation on Restricted Payments;*"

(11) any Investments received in good faith in settlement or compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(12) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits provided to third parties in the ordinary course of business; and

(13) other Investments in the aggregate amount outstanding at any one time of up to $20 million.

In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company's Board of Directors) at the time of Investment.

"Permitted Junior Securities" means (a) equity securities of the Company or (b) subordinated securities of the Company that are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated to Senior Indebtedness under the indenture.

"Permitted Lien" means

(1) Liens with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP;

(2) Liens of landlords arising by statute and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP;

(3) deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money) and surety, appeal, customs or performance bonds (or letters of credit or comparable instruments securing the Company's or a Restricted Subsidiary's performance otherwise permitted under the indenture);

(4) encumbrances arising by reason of zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar encumbrances on

the use of real property that do not materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

(5) encumbrances arising under leases or subleases of real property that do not in the aggregate materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

(6) financing statements of a lessor's rights in and to personal property leased to such Person in the ordinary course of such Person's business; and

(7) any Lien under a Qualified Securitization Transaction (so long as the related Indebtedness is permitted to be incurred under "— Certain Covenants — *Limitation on Indebtedness*").

"Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

"Public Equity Offering" means an underwritten public offering of common stock (other than Redeemable Capital Stock) of the Company with gross proceeds to the Company of at least $50 million pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-4 (or any successor form covering substantially the same transactions), Form S-8 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

"Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company and any additions and accessions thereto, which are purchased or constructed by the Company at any time after the notes are issued; *provided* that

(1) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom,

(2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness, and

(3) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

"Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

"Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which (a) the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to a Securitization Entity its interests in Receivables and Related Assets and (b) such Securitization Entity transfers to any other Person, or grants

a security interest in, such Receivables and Related Assets, pursuant to a transaction customary in the industry which is used to achieve a transfer of financial assets under GAAP.

"Rating Agencies" means (i) S&P and Moody's or (ii) if S&P or Moody's or both of them are not making ratings of the notes publicly available (other than at the request of or pursuant to action taken by the Company), a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's, or both, as the case may be.

"Receivables and Related Assets" means any account receivable (whether now existing or arising thereafter) of the Company or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interest are customarily granted in connection with asset securitization transactions involving accounts receivable.

"Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the principal of the notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (other than upon a change of control of or sale of assets by the Company in circumstances where the holders of the notes would have similar rights), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

"Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the board of directors of the Company by a board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "— Certain Covenants — *Limitation on Unrestricted Subsidiaries.*"

"S&P" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

"Sale Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by a Person of any property of such Person which has been or is being sold, conveyed, transferred or otherwise disposed of by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or assets. The stated maturity of such arrangement will be deemed to be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty. Sale Leaseback Transactions between or among the Company and its Restricted Subsidiaries shall not be deemed a "Sale Leaseback Transaction" hereunder.

"Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

"Securitization Entity" means a Wholly Owned Restricted Subsidiary (or another Person (principally engaged in the financing of accounts receivable) in which the Company or any Subsidiary of the Company makes an Investment or to which the Company or any Subsidiary of the Company transfers Receivables and Related Assets) that, in the case of a Wholly Owned Restricted Subsidiary, engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(1) is guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(2) is recourse to or obligates the Company or any Restricted Subsidiary (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(3) subjects any property or asset of the Company or any Restricted Subsidiary (other than such Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity;

(c) to which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results; and

(d) to the extent it is a Subsidiary of the Company, such entity is a Qualified Special Purpose Entity or a Special Purpose Entity in accordance with GAAP.

Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an Officers' Certificate certifying that the designation complied with the preceding conditions and was permitted by the indenture. On the date of the indenture, PerkinElmer Receivables Company was the only Securitization Entity.

"Significant Subsidiary" means, at any time, any of our Restricted Subsidiaries that qualifies at such time as a "significant subsidiary" within the meaning of Regulation S-X promulgated by the Commission (as in effect on the date of the indenture).

"6.8% Notes" means the Company's 6.8% unsecured notes due 2005 issued under an indenture dated June 28, 1995 between the Company and State Street Bank and Trust Company (as successor-in-interest to The First National Bank of Boston), as Trustee.

"Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in an accounts receivable securitization transaction.

"Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

"Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor subordinated in right of payment to the notes or a Guarantee, as the case may be.

"Subsidiary" of a Person means

(1) any corporation more than 50% of the outstanding voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof,

(2) any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or

(3) any other Person in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, or any successor statute.

"Unrestricted Subsidiary" means any Subsidiary of the Company (other than a Guarantor) designated as such pursuant to and in compliance with the covenant described under "— Certain Covenants — *Limitation on Unrestricted Subsidiaries.*"

"Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary

(1) as to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Restricted Subsidiary to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary, and

(2) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Subsidiary to declare, a default on such Indebtedness of the Company or any Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; provided that notwithstanding the foregoing any Unrestricted Subsidiary may guarantee the notes.

"Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

"Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Restricted Subsidiary (other than directors' qualifying shares).

"Zero Coupon Convertible Debentures" means the Company's zero coupon senior convertible debentures due August 7, 2020.

Book-Entry Delivery and Form

New notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Company will deposit the Global Notes upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), as the depositary, in New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or its nominee, or to a successor of DTC or its nominee. You may not exchange beneficial interests in the Global Notes for notes in certificated form except in the limited circumstances described below under "— Exchange of Book-Entry Notes for Certificated Notes." Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Book-Entry Notes for Certificated Notes. You may not exchange a beneficial interest in a Global Note may not be for a note in certificated form unless

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as Depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Company thereupon fails to appoint a successor Depositary within 90 days,

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the notes in certificated form, or

(3) there shall have occurred and be continuing an Event of Default with respect to the notes.

In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any certificated note issued in exchange for an interest in a Global Note will be effected through the DWAC system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

Certain Book-Entry Procedures for Global Notes.   The descriptions of the operations and procedures of DTC, Euroclear and Clearstream that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that it is:

• a limited purpose trust company organized under the laws of the State of New York,

• a "banking organization" within the meaning of the New York Banking Law,

• a member of the Federal Reserve System, and

• a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Purchases of securities under DTC's system must be made by or through a direct participant, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser, and beneficial owner, of such securities is in turn recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but they should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they entered into the transactions. DTC has no knowledge of the actual beneficial owners of the securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of the holdings of their customers. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect.

As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the notes represented by such Global Note for all purposes under the indenture and the notes.

Except in the limited circumstances described above under "— Exchange of Book-Entry Notes for Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or Holders of the Global Note (or any notes represented thereby) under the indenture or the notes.

Investors who are not "United States persons," as defined under the Securities Act, who purchased old notes in reliance on Regulation S hold their interests in old notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream are direct participants in the DTC system. We understand that Euroclear and Clearstream each maintains records of the beneficial interests of their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer among their respective account holders.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

The Company will make payments of the principal, of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of a Global Note representing any notes held by it or its nominee, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants. None of the Company or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be affected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer and exchange restrictions applicable to the notes described elsewhere herein, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interest in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures or same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose accounts with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfer of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of, beneficial ownership interests in Global Notes.

DESCRIPTION OF INDEBTEDNESS

As of December 29, 2002, we had outstanding the old notes and the other indebtedness described below. We have previously filed copies of the credit agreement governing our senior credit facility and the indentures governing our outstanding zero coupon convertible debentures and 6.8% notes as exhibits to the reports filed by us with the SEC. We have incorporated these documents by reference into this prospectus, and they qualify this summary in its entirety.

Senior Secured Credit Facility

General.   In December 2002, we entered into a senior credit facility. This credit facility comprises a $315.0 million six-year term loan and a $100.0 million five-year revolving credit facility. The credit facility is secured primarily by our and our subsidiaries' domestic inventory and equipment.

The term loan is repayable in nominal quarterly installments until December 2007 and thereafter in four equal quarterly installments until December 2008. We used a portion of the net proceeds from the term loan to fund a series of related debt refinancing transactions we completed in December 2002. We placed the balance of the proceeds in escrow to retire substantially all of the remainder of our outstanding zero coupon convertible debentures.

The revolving credit facility is available to us through December 2007 for our working capital needs. We did not have any amounts outstanding on the revolving credit facility at December 29, 2002 and have not borrowed under the revolving credit facility through the date of this prospectus.

Interest.   The interest rates under the senior credit facility applicable to the term loan and to the revolving credit facility are determined as a margin over either the Eurodollar rate or the base rate. The base rate is the higher of (1) the corporate base rate announced from time to time by Bank of America, N.A. and (2) the Federal Funds rate plus 50 basis points. The applicable margin for the term loan is 400 basis points for the Eurodollar rate and 300 basis points for the base rate. The applicable margin for the revolving credit facility is determined based upon our leverage ratio for the prior quarter. We may allocate all or a portion of our indebtedness under the senior credit facility to interest based upon the margin over the Eurodollar rate or the base rate. At December 29, 2002, the Eurodollar rate was approximately 140 basis points and the base rate was 425 basis points. At March 24, 2003, the Eurodollar rate was approximately 130 basis points and the base rate was 425 basis points.

Covenants and Ratios.   Our senior credit facility contains covenants that restrict our ability to:

- merge, consolidate, liquidate or dissolve,
- make acquisitions or dispositions of assets,
- incur additional debt,
- create liens,
- enter into transactions with our affiliates,
- enter into sale-leaseback transactions,
- enter into hedge agreements,
- permit to exist restrictions on subsidiary distributions or the incurrence of liens,
- pay dividends or make distributions in respect of our capital stock,
- make optional payments and modifications of debt instruments,
- make capital expenditures,
- make changes in lines of business, and
- permit our net worth to fall below specified levels.

We are also required under our senior credit facility to maintain several financial ratios, including:

- a minimum interest coverage ratio,

- a minimum fixed charge coverage ratio,

- a maximum senior leverage ratio, and

- a maximum total leverage ratio.

At December 29, 2002, we were in compliance with all of these covenants and ratios.

Prepayment Provisions.   We are required to use the proceeds from the following transactions to prepay amounts outstanding under the senior credit facility:

- 50% of the net proceeds of any sale or issuance of equity by us or any of our subsidiaries, subject to customary exceptions,

- 100% of the net proceeds of any incurrence of indebtedness by us or any of our subsidiaries, subject to customary exceptions,

- 100% of the net proceeds of any sale or other disposition of any of our or our subsidiaries' assets, except for the sale of inventory or obsolete or worn-out property in the ordinary course of business and subject to other customary exceptions, and

- 50% of excess cash flow, as defined in the credit agreement, for each fiscal year commencing with the 2003 fiscal year.

Events of Default.   The senior credit facility contains customary events of default, which include nonpayment of principal when due, nonpayment of interest, material inaccuracy of representations and warranties, violation of covenants, change of control and cross defaults.

Zero Coupon Convertible Debentures

In August 2000, we sold zero coupon convertible debentures with an aggregate purchase price of $460.0 million. The zero coupon convertible debentures are due August 2020 and were priced with a yield to maturity of 3.5%. During 2002, we repurchased $106.5 million in aggregate accreted amount of our zero coupon convertible debentures in open market transactions and $205.6 million in aggregate accreted amount of our zero coupon convertible debentures in a cash tender offer forming a part of our December 2002 debt refinancing transactions. At December 29, 2002, we had outstanding $186.5 million in aggregate accreted amount of our zero coupon convertible debentures.

We may redeem some or all of our remaining zero coupon convertible debentures at any time on or after August 7, 2003 at a redemption price equal to the issue price plus the accrued original issue discount through the redemption date. Under the terms of our senior credit facility, we are required to redeem in the third quarter of 2003 all of the zero coupon convertible debentures remaining outstanding at that time. Prior to August 7, 2003, we may from time to time repurchase outstanding zero coupon convertible debentures through open market purchases, privately negotiated transactions or otherwise. In addition, holders of the zero coupon convertible debentures may require us to repurchase some or all of the zero coupon convertible debentures on August 7, 2003, or at any time upon specified changes of control, at a repurchase price equal to the initial issue price to the public plus the accrued original issue discount through the date of the repurchase.

At December 29, 2002, we had deposited $186.5 million in escrow to retire our outstanding zero coupon convertible debentures. Assuming all of the zero coupon convertible debentures outstanding at December 29, 2002 remain outstanding at August 7, 2002, our redemption of those zero coupon convertible debentures would require $190.5 million on that date. Between December 29, 2002, and the date of this prospectus we repurchased, using funds held in the escrow, $32.5 million in aggregate accreted amount of our zero coupon convertible debentures. At March 24, 2003, we had $154.3 million remaining in escrow to retire our outstanding zero coupon convertible debentures. We expect to use available cash to redeem our outstanding zero coupon convertible debentures with a redemption price exceeding the escrow amount.

6.8% Notes

In October 1995 we issued and sold $115.0 million in aggregate principal amount of 6.8% unsecured notes. The 6.8% notes mature on October 15, 2005. Interest on the 6.8% notes is payable semi-annually on April 15 and October 15. In December 2002 we repurchased in a cash tender offer $110.3 million in aggregate principal amount of our 6.8% notes. Concurrently with the tender offer, we completed a consent solicitation with respect to our 6.8% notes. The consent solicitation eliminated substantially all of the restrictive covenants contained in the indenture governing our 6.8% notes. The tender offer and consent solicitation were both part of our December 2002 debt refinancing transactions. At December 29, 2002, we had outstanding $4.7 million in aggregate principal amount of our 6.8% notes. We may from time to time repurchase outstanding 6.8% notes through open market purchases, privately negotiated transactions or otherwise.

SUMMARY OF UNITED STATES FEDERAL TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences and, in the case of a beneficial holder of notes that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of the notes. For United States federal income and estate tax purposes, a beneficial holder of the notes is treated as the actual owner of the notes.

This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

- dealers in securities or currencies,

- traders in securities,

- United States holders (as defined below) whose functional currency is not the United States dollar,

- persons holding notes as part of a hedge, straddle, conversion or other integrated transaction,

- some United States expatriates,

- banks or other financial institutions,

- insurance companies, and

- entities that are tax-exempt for United States federal income tax purposes.

This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus. Subsequent developments in United States federal income tax or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax or estate tax consequences of purchasing, owning and disposing of notes as set forth in this summary. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions set forth in this summary, and there can be no assurance that the Internal Revenue Service or a court will agree with such statements and conclusions. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holder

The following summary applies to you only if you are a United States holder.

Definition of a United States Holder

A "United States holder" is a beneficial holder of a note or notes who or which, for United States federal income tax purposes, is:

- a citizen or resident of the United States,

- a corporation or other entity classified as a corporation for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state,

- an estate, the income of which is subject to United States federal income taxation regardless of the source of that income, or

- a trust, if, in general, a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your own tax advisor.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. If you:

- use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

- use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Market Discount

The market discount rules discussed below apply to a note that was purchased at a price less than its stated redemption price at maturity.

A holder that purchases a note at a market discount generally will be required to treat any principal payment on the note and any gain on the disposition of the note as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of such payment or disposition. In general, market discount is the amount by which the note's stated redemption price at maturity exceeds the holder's basis in the note immediately after the note is acquired. A note is not treated as purchased at a discount, however, if the market discount is less than .25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity after the date the holder acquires the note. Market discount on a note will accrue on a straight-line basis, unless the holder elects to accrue the discount on a constant yield-to-maturity basis. This election is irrevocable and applies only to the note for which it is made. The holder may also elect to include market discount in income currently as it accrues. This election applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

If a holder of a note that was acquired at a market discount disposes of such note in any non-taxable transaction, other than a transaction described in Section 1276(c) of the Internal Revenue Code, accrued market discount not previously included in income by the holder will be includable as ordinary income to the holder as if such holder had sold the note at its fair market value. A holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless an election to include the market discount in income on a current basis is made.

Amortizable Bond Premium

If a holder purchases a note for an amount that is in excess of the note's stated redemption price at maturity, such holder will generally be considered to have purchased a note with "amortizable bond premium." Amortizable bond premium, however, does not include any premium attributable to the conversion feature of the note. A holder generally may elect to amortize amortizable bond premium using the constant yield-to-maturity method. The amount amortized in any year generally will be treated as a reduction of the holder's interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the holder's prior interest inclusions with respect to the note. The premium on a note held by a holder that does not make such an election will decrease the gain or increase the loss otherwise recognizable on the sale, redemption, retirement or other disposition of the note. The election to amortize the premium on a constant yield-to-maturity method generally applies to all bonds held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Repurchase at Option of Holders; Liquidated Damages

As described in this prospectus under the headings "Description of the New Notes — Purchase of Notes Upon a Change of Control," under certain circumstances, we may be obligated to purchase your notes at a price in excess of the aggregate principal amount plus accrued interest. We intend to take the position that the likelihood of any such repurchase is a "remote" or "incidental" contingency within the meaning of applicable Treasury Regulations. Accordingly, payments in excess of the aggregate principal amount plus accrued interest upon such a repurchase should be treated as capital gain. In addition, as described under the heading "Description of the New Notes — Exchange Offer; Registration Rights," we may be required to pay you liquidated damages in specified circumstances. We intend to take the position that the possibility of the payment of liquidated damages is a "remote" or "incidental" contingency within the meaning of applicable Treasury Regulations. Accordingly, payments of liquidated damages should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of accounting. Our determination that the possibility of a repurchase under the circumstances described above and the possibility of the payment of liquidated damages are a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the note. The Internal Revenue Service, however, may take a contrary position to us, which could affect the timing of both your income and our deduction with respect to interest on the notes. If we fail to register the new notes we intend to offer in exchange for the old notes for sale to the public or undergo a change of control within the meaning of the indenture governing the notes, you should consult your tax advisor concerning the appropriate tax treatment of excess payments upon a repurchase of the notes or the payment of liquidated damages on the notes.

Sale or Other Disposition of Notes

Your tax basis in your notes generally will be their cost increased by the amount of any accrued but unpaid interest that has been taxed to you if you are an accrual method taxpayer and the amount of any market discount previously included in your income and decreased by the amount of any amortizable bond premium previously deducted by you. You generally will recognize taxable gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of your notes equal to the difference, if any, between:

- the amount realized on the sale or other disposition, less any amount attributable to accrued interest not previously taxed, which will be taxable in the manner described above under the heading "— Payments of Interest," and

- your tax basis in the notes.

Your gain or loss generally will be capital gain or loss except that gain attributable to market discount not previously included in your income will be taxable to you as ordinary income as described above under "— Market Discount." Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition, you have held the notes for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Exchange Offer

The exchange of old notes for new notes pursuant to the exchange offer will not constitute a taxable event for United States federal income tax purposes. As a result, you will not recognize taxable gain or loss as a result of the exchange of your old notes for new notes, the holding period of the new notes will include the holding period of the old notes surrendered in exchange therefor and your adjusted tax basis in the new notes will be the same as your adjusted tax basis in the old notes immediately prior to the surrender of such old notes pursuant to the exchange offer.

Backup Withholding; Information Reporting

In general, "backup withholding" at a rate of 30%, which rate under current law will be periodically reduced to 28% for payments made in 2006 through 2010 after which it will increase to 31%, may apply:

- to any payments made to you of principal of and interest on your note, and

- to payment of the proceeds of a sale or exchange of your note before maturity,

if you are not an "exempt recipient" and otherwise fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Generally, individuals are not exempt recipients and corporations and other entities are exempt recipients. Payments made in respect of a note must be reported to the Internal Revenue Service unless the holder is an exempt recipient or otherwise establishes an exemption.

Backup withholding is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial holder of a note or notes that, for United States federal income tax purposes, is not a United States holder. We refer to beneficial holders who are not United States holders as "non-U.S. holders." Subject to exceptions, an individual may be deemed to be a resident alien and therefore a United States holder, by virtue of being present in the United States:

- on at least 31 days in the calendar year, and

- for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by PerkinElmer or any paying agent of PerkinElmer, in its capacity as such, of principal of and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

- you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of the stock of PerkinElmer entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

- you are not (1) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to PerkinElmer through sufficient stock ownership, as provided in the Internal Revenue Code, or (2) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

- such interest is not effectively connected with your conduct of a United States trade or business; and

- you provide a signed written statement, under penalties of perjury, that can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue

Code and providing your name and address, and United States taxpayer identification number, if any, to:

- PerkinElmer or any paying agent of PerkinElmer; or

- a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to PerkinElmer or any paying agent of PerkinElmer under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides PerkinElmer or any paying agent of PerkinElmer with a copy of this statement. Treasury regulations provide alternative methods for satisfying the certification requirement described in this section.

In addition, under these Treasury regulations:

- if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain specified information;

- if you are a foreign trust, the certification requirement will generally apply to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

- look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation may be required in certain circumstances.

United States Federal Income Tax

Except for the possible application of United States withholding tax and backup withholding tax, you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, provided that, in the case of proceeds representing accrued interest, the conditions described above under the heading "— United States Federal Withholding Tax" are met, unless:

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met, or

- the gain is effectively connected with your conduct of a United States trade or business and, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

For discussion of the possible application of United States withholding tax, see "— United States Federal Withholding Tax" above, and for a discussion of the possible application of United States backup withholding tax, see "— Backup Withholding and Information Reporting" below.

If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business and, if an income tax treaty applies, you maintain a United States "permanent establishment" to which the interest, gain or other income is generally attributable, you may be subject to United States federal income tax on the interest, gain or income on a net income basis in the same manner as United States holders. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your earnings and profits for the taxable year that are effectively connected to a United States trade or business, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

- you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of stock of PerkinElmer that is entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

- your interest on the notes is effectively connected with your conduct of the United States trade or business.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by PerkinElmer or any paying agent of PerkinElmer, in its capacity as such, to you if you have provided the required certification that you are a non-U.S. holder as described above under the heading "— United States Federal Withholding Tax," and provided that neither PerkinElmer nor any paying agent of PerkinElmer has actual knowledge that you are a United States holder, as described above under the heading "— United States Holders." PerkinElmer or any paying agent of PerkinElmer may, however, report payments of interest on the notes even if certification is provided.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding at a rate of 30%, which rate under current law will be periodically reduced to 28% for payments made in 2006 through 2010 after which it will increase to 31%. If you sell your notes outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-United States office of a broker that is:

- a United States person, as defined in the Internal Revenue Code,

- a controlled foreign corporation for United States federal income tax purposes,

- a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

Payment of the proceeds from your disposition of a note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption from information reporting and backup withholding.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where the broker-dealer acquired old notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make available this prospectus, as amended or supplemented, to any broker-dealer for use in connection with those resales. In addition, until June 25, 2003 all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. A profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will reimburse the holders of the old notes for the reasonable fees and disbursements of one counsel acting in connection with the exchange offer. We will also indemnify the holders of the old notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES

Hale and Dorr LLP, Boston, Massachusetts, will pass upon the validity of the new notes and the guarantees for PerkinElmer and the guarantors.

EXPERTS

Our consolidated financial statements and the related financial statement schedule as of December 29, 2002 and December 30, 2001 and for each of the fiscal years in the three-year period ended December 29, 2002, which we either have included or incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which we have included or incorporated by reference in this prospectus. We have either included or incorporated by reference these financial statements and related financial statement schedule in reliance upon the reports of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing.

EXCHANGE AGENT

We have appointed U.S. Bank National Association as exchange agent in connection with the exchange offer. Holders should direct questions, requests for assistance and for additional copies of this prospectus, the letter of transmittal or notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Hand Delivery or Overnight Courier:

U.S. Bank National Association
Corporate Trust Services
180 East Fifth Street
St. Paul, MN 55101
Attention: Specialized Finance

By Facsimile Transmission:

U.S. Bank National Association
Corporate Trust Services
180 East Fifth Street
St. Paul, MN 55101
Attention: Specialized Finance
(651) 244-1537

For Information or Confirmation by Telephone:

U.S. Bank National Association
Corporate Trust Services
180 East Fifth Street
St. Paul, MN 55101
Attention: Specialized Finance
(651) 244-1197

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

We are including the following financial statements in this prospectus, rather than incorporating them by reference to our annual report on Form 10-K for the fiscal year ended December 29, 2002, because they include an additional note, "Guarantor Financial Information." This additional note appears as Note 22 to the following financial statements, beginning on page F-40. We were not required to include the additional note in our annual report on Form 10-K for the fiscal year ended December 29, 2002. However, the additional note is required in this prospectus because the new registered 8⅞% senior subordinated notes we are offering for exchange in the exchange offer are guaranteed by substantially all of our domestic subsidiaries.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of PerkinElmer, Inc.
Wellesley, Massachusetts

We have audited the accompanying consolidated balance sheets of PerkinElmer, Inc. and subsidiaries (the "Company") as of December 29, 2002 and December 30, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PerkinElmer, Inc. and subsidiaries as of December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

/s/   DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 22, 2003

CONSOLIDATED INCOME STATEMENTS
For the Three Years Ended December 29, 2002

	2002	2001	2000
	(In thousands, except per share data)		
Sales:			
Products	$1,285,413	$1,327,473	$1,348,797
Services	219,568	197,866	189,185
Total sales	1,504,981	1,525,339	1,537,982
Cost of sales:			
Products	772,197	739,234	782,489
Services	131,903	110,186	109,884
Total cost of sales	904,100	849,420	892,373
Selling, general and administrative expenses	431,304	376,860	364,483
Research and development expenses	86,451	80,074	76,098
In-process research and development charges	—	71,533	24,300
Restructuring charges, net	35,698	7,000	6,300
Gains on dispositions, net	(5,216)	(33,189)	(37,739)
Amortization of intangible assets	28,326	43,926	32,309
Operating income from continuing operations	24,318	129,715	179,858
Other expense, net	32,868	29,165	33,113
(Loss) income from continuing operations before income taxes	(8,550)	100,550	146,745
(Benefit) provision for income taxes	(4,415)	59,052	56,375
(Loss) income from continuing operations	(4,135)	41,498	90,370
Loss from discontinued operations, net of income taxes	(16,543)	(9,360)	(4,303)
(Loss) gain on disposition of discontinued operations, net of income taxes	(13,460)	2,367	4,453
(Loss) income before effect of accounting change	(34,138)	34,505	90,520
Effect of accounting change, net of income taxes	(117,800)	—	—
Net (loss) income	$ (151,938)	$ 34,505	$ 90,520
Basic (loss) earnings per share:			
Continuing operations	$ (0.03)	$ 0.40	$ 0.92
Discontinued operations	(0.24)	(0.07)	—
(Loss) income before effect of accounting change	(0.27)	0.33	0.92
Effect of accounting change, net of income taxes	(0.94)	—	—
Net (loss) income	$ (1.21)	$ 0.33	$ 0.92
Diluted (loss) earnings per share:			
Continued operations	$ (0.03)	$ 0.39	$ 0.88
Discontinued operations	(0.24)	(0.07)	—
Net (loss) income before effect of accounting change	(0.27)	0.32	0.89
Effect of accounting change, net of income taxes	(0.94)	—	—
Net (loss) income	$ (1.21)	$ 0.32	$ 0.89

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
As of December 29, 2002 and December 30, 2001

	2002	2001
	(In thousands except share and per share data)	
Current assets:		
Cash and cash equivalents	$ 130,615	$ 138,250
Cash held in escrow	186,483	—
Accounts receivable, net	304,647	319,063
Inventories	205,455	244,841
Other current assets	152,137	150,686
Current assets of discontinued operations	12,006	90,518
Total current assets	991,343	943,358
Property, plant and equipment:		
At cost	598,048	530,327
Accumulated depreciation	(294,026)	(247,703)
Property, plant and equipment, net	304,022	282,624
Investments	14,298	18,197
Intangible assets	1,439,774	1,530,053
Other assets	83,835	102,055
Long-term assets of discontinued operations	2,967	93,651
Total assets	$2,836,239	$2,969,938
Current liabilities:		
Short-term debt	$ 191,491	$ 125,984
Accounts payable	146,290	128,952
Accrued restructuring and integration costs	40,748	51,735
Accrued expenses	316,427	427,550
Current liabilities of discontinued operations	2,718	20,814
Total current liabilities	697,674	755,035
Long-term debt	614,053	598,125
Long-term liabilities	270,031	253,164
Long-term liabilities of discontinued operations	2,137	57
Commitments and contingencies		
Stockholders' equity:		
Preferred stock — $1 par value, authorized 1,000,000 shares; one issued or outstanding	—	—
Common stock — $1 par value, authorized 300,000,000 shares; issued 145,101,000 shares; and 125,854,000 and 124,188,000 shares outstanding in 2002 and 2001	145,101	145,101
Capital in excess of par value	679,929	641,091
Unearned compensation	(5,890)	(3,827)
Retained earnings	655,066	842,283
Accumulated other comprehensive loss	(31,865)	(60,940)
Cost of shares held in treasury — 19,247,000 shares and 20,913,000 shares in 2002 and 2001	(189,997)	(200,151)
Total stockholders' equity	1,252,344	1,363,557
Total liabilities and stockholders' equity	$2,836,239	$2,969,938

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 29, 2002

	Comprehensive Income	Common Stock	Capital in Excess of Par	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Cost of Shares Held in Treasury	Total Stockholders' Equity
				(In thousands, except per share data)				
Balance, January 3, 2000.........		$120,204	$ —	$ —	$ 701,907	$(14,040)	$(257,295)	$ 550,776
Comprehensive income								
Net income.....................	$ 90,520	—	—	—	90,520	—	—	90,520
Other comprehensive income (loss), net of tax								
Foreign currency translation adjustments...................	(25,484)	—	—	—	—	(25,484)	—	(25,484)
Unrealized gains on securities arising during the period......	481							
Reclassification adjustment......	1							
Net unrealized gains	482	—	—	—	—	482	—	482
Other comprehensive loss	(25,002)							
Comprehensive income	$ 65,518							
Cash dividends ($.28 per share) ...		—	—	—	(27,533)	—	—	(27,533)
Exercise of employee stock options and related income tax benefits ..		—	17,230	—	16,000	—	34,939	68,169
Issuance of common stock for employee benefit plans		—	14,493	(13,019)	—	—	7,988	9,462
Purchase of common stock for treasury		—	(102)	—	—	—	(10,487)	(10,589)
Mergers, acquisitions and other		2,704	14,704	—	55,178	—	—	72,586
Balance, December 31, 2000.......		122,908	46,325	(13,019)	836,072	(39,042)	(224,855)	728,389
Comprehensive income								
Net income.....................	$ 34,505	$ —	$ —	$ —	$ 34,505	$ —	$ —	$ 34,505
Other comprehensive income (loss), net of tax								
Foreign currency translation adjustments...................	(20,976)	—	—	—	—	(20,976)	—	(20,976)
Unrealized gains on derivative instruments	1,407	—	—	—	—	1,407	—	1,407
Unrealized losses on securities arising during the period	(2,438)							
Reclassification adjustment......	109							
Net unrealized losses...........	(2,329)	—	—	—	—	(2,329)	—	(2,329)
Other comprehensive loss	(21,898)							
Comprehensive income	$ 12,607							
Cash dividends ($.28 per share) ...		—	—	—	(28,294)	—	—	(28,294)
Exercise of employee stock options and related income tax benefits ..		—	20,723	—	—	—	20,047	40,770
Issuance of common stock for employee benefit plans		—	(2,296)	9,192	—	—	4,693	11,589
Purchase of common stock for treasury		—	—	—	—	—	(1,784)	(1,784)
Acquisition of AST		—	3,252	—	—	—	1,748	5,000

	Comprehensive Income	Common Stock	Capital in Excess of Par	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Cost of Shares Held in Treasury	Total Stockholders' Equity
				(In thousands, except per share data)				
Acquisition of Packard		22,193	573,087	—	—	—	—	595,280
Balance, December 30, 2001.		145,101	641,091	(3,827)	842,283	(60,940)	(200,151)	1,363,557
Comprehensive income								
Net loss........................	$(151,938)	$ —	$ —	$ —	$(151,938)	—	$ —	(151,938)
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments.................	34,350	—	—	—	—	34,350	—	34,350
Change in minimum liability of pension	(3,928)	—	—	—	—	(3,928)	—	(3,928)
Unrealized losses on derivative instruments	(1,407)	—	—	—	—	(1,407)	—	(1,407)
Unrealized gains on securities arising during the period	60	—	—	—	—	60	—	60
Reclassification adjustment	(417)							
Other comprehensive income	28,658							
Comprehensive loss	$(123,280)							
Cash dividends ($.28 per share) ...		—	—	—	(35,279)	—	—	(35,279)
Exercise of employee stock options		—	2,173	—	—	—	6,114	8,287
Issuance of common stock for employee benefit plans		—	8,661	(2,063)	—	—	9,965	16,563
Purchase of common stock for treasury		—	—	—	—	—	(5,925)	(5,925)
Acquisition of Packard		—	28,004	—	—	—	—	28,004
Balance, December 29, 2002.		$145,101	$679,929	$ (5,890)	$ 655,066	$(31,865)	$(189,997)	$1,252,344

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended December 29, 2002

	2002	2001	2000
		(In thousands)	
Operating activities:			
Net (loss) income	$(151,938)	$ 34,505	$ 90,520
Add net loss from discontinued operations	16,543	9,360	4,303
Add net loss (gain) on disposition of discontinued operations	13,460	(2,367)	(4,453)
Add effect of accounting change	117,800	—	—
(Loss) income from continuing operations	(4,135)	41,498	90,370
Adjustments to reconcile (loss) income from continuing operations to net cash provided by continuing operations:			
In-process research and development charges	—	71,533	24,300
Non-cash restructuring actions	3,150	(1,763)	4,830
Depreciation and amortization	76,580	88,472	74,253
Stock-based compensation	2,613	3,529	4,143
Deferred taxes	(35,369)	5,628	14,318
Amortization of deferred debt issuance cost, accretion of discounts and net gains from extinguishment of debt	19,531	20,753	8,567
Gains on dispositions and sales of investments, net	(3,229)	(40,738)	(38,248)
Changes in assets and liabilities which provided (used) cash, excluding effects from companies purchased and divested:			
Accounts receivable, net	35,278	18,219	439
Inventories	48,231	(35,518)	(12,033)
Accounts payable	13,846	487	9,796
Tax benefit from exercise of common stock options	912	15,043	30,843
Accrued expenses and other	(49,159)	(41,875)	(54,648)
Net cash provided by continuing operations operating activities	108,249	145,268	156,930
Net cash used by discontinued operations operating activities	(6,745)	(21,969)	(11,382)
Net cash provided by operating activities	101,504	123,299	145,548
Investing activities:			
Cash held in escrow	(186,483)	—	—
Purchase of Fremont, CA facility	(30,000)	—	—
Capital expenditures	(37,819)	(94,382)	(59,294)
Proceeds from dispositions of businesses, net	96,194	73,505	39,148
Proceeds from dispositions of property, plant and equipment	29,782	61,243	42,276
Cost of acquisitions and investments, net of cash and cash equivalents acquired	(22,511)	34,149	(411,040)
Proceeds from sale (use from purchase) of investments, net	—	2,951	(20,457)
Other	—	(758)	1,919
Net cash (used in) provided by continuing operations investing activities	(150,837)	76,708	(407,448)
Net cash (used in) provided by discontinued operations investing activities	(5,200)	(10,947)	6,018
Net cash (used in) provided by investing activities	(156,037)	65,761	(401,430)

	2002	2001	2000
		(In thousands)	
Financing activities:			
Prepayment of short-term debt	(123,683)	—	—
Prepayment of 2005 notes	(110,288)	—	—
Prepayment of zero coupon convertible notes	(304,322)	—	—
Proceeds from sale of senior subordinated notes	297,500	—	—
Proceeds from term loan	315,000	—	—
Proceeds from issuance of convertible debt	—	—	448,000
Payment of debt issuance and termination costs	(15,841)	—	—
(Decrease) increase in commercial paper borrowings	—	(177,000)	37,000
Other debt decreases	(5,540)	(3,235)	(233,991)
Proceeds from issuance of common stock	19,051	39,475	46,902
Purchases of common stock for treasury	(5,925)	(1,784)	(10,589)
Cash dividends	(35,279)	(28,294)	(27,533)
Net cash provided by (used in) continuing operations financing activities	30,673	(170,838)	259,789
Effect of exchange rate changes on cash and cash equivalents	16,225	(5,523)	(5,006)
Net (decrease) increase in cash and cash equivalents	(7,635)	12,699	(1,099)
Cash and cash equivalents at beginning of year	138,250	125,551	126,650
Cash and cash equivalents at end of year	$ 130,615	$ 138,250	$ 125,551
Supplemental disclosures of cash flow information for continuing and discontinued operations (see also Note 2):			
Cash paid during the year for:			
Interest	$ 11,789	$ 17,971	$ 45,236
Income taxes	$ 42,845	$ 18,211	$ 21,819
Non-cash investing and financing activities:			
Fair value of stock and options issued to Packard shareholders	$ 28,004	$ 595,280	$ —
Fair value of stock issued to AST shareholders	$ —	$ 5,000	$ —
Packard debt assumed	$ —	$ 118,236	$ —
NEN debt assumed	$ —	$ —	$ 48,262
Fair value of warrants issued in NEN acquisition	$ —	$ —	$ 6,940

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations and Accounting Policies

Nature of Operations: PerkinElmer, Inc. is a global high technology company which designs, manufactures, markets and supports products, systems and service offerings within four business segments: Life Sciences, Analytical Instruments, Optoelectronics and Fluid Sciences. In July 2001, PerkinElmer, Inc. approved a plan to sell its Security and Detection Systems business, which is presented as discontinued operations in accordance with Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB No. 30") (see Note 6).

In June 2002, the Company approved separate plans to dispose of its Telecommunications Components and Entertainment Lighting businesses. The Company has accounted for these businesses as discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* ("SFAS No. 144"), which the Company adopted as of the beginning of fiscal 2002.

The consolidated financial statements include the accounts of PerkinElmer, Inc. and its subsidiaries (the Company). All material intercompany balances and transactions have been eliminated in consolidation.

Accounting Policies and Estimates: The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Sales: The majority of the Company's product sales are recorded at the point in time of shipment, when title and risk of ownership passes to the buyer and when persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. A provision is made at the time the related revenue is recognized for the cost of any installation obligations and the estimated cost of product warranties. When other significant obligations remain after products are delivered, including certain customer acceptance provisions, revenue is recognized only after such obligations are fulfilled. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Revenue related to the sale of maintenance contracts is deferred and amortized on a straight-line basis over the service period. Shipping and handling costs are reflected in both revenue and cost of goods sold to the extent they are billed to customers. In all other instances they are reflected as a component of cost of goods sold.

Inventories: Inventories, which include material, labor and manufacturing overhead, are valued at the lower of cost or market. Substantially all inventories are accounted for using the first-in, first-out (FIFO) method of determining inventory costs. Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company's estimated forecast of product demand and production requirements.

Allowance for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

Income Taxes: The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established for any deferred tax asset for which realization is not more likely than not.

Property, Plant and Equipment: For financial statement purposes, the Company depreciates plant and equipment using the straight-line method over their estimated useful lives, which generally fall within the following ranges: buildings — 10 to 40 years; leasehold improvements — estimated useful life or remaining term of lease, whichever is shorter; machinery and equipment — 3 to 7 years. Certain tooling costs are capitalized and amortized over a 3 year life, while repairs and maintenance costs are expensed.

Pension Plans: The Company's funding policy provides that payments to the U.S. pension trusts shall at least be equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Non-U.S. plans are accrued for, but generally not fully funded, and benefits are paid from operating funds. A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities.

Translation of Foreign Currencies: For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in accumulated other comprehensive income, a separate component of stockholders' equity.

Intangible Assets: The Company's intangible assets consist of (1) goodwill, which is not being amortized commencing in 2002 and beyond; (2) indefinite lived intangibles, which consist of certain patents and trademarks that are not subject to amortization; and (3) amortizing intangibles, which consist of patents, trademarks and purchased technologies, which are being amortized over their useful lives. All intangible assets are subject to impairment tests on a periodic basis.

Note 12 describes the impact of accounting for the adoption of SFAS No. 142, *Goodwill and Intangible Assets,* and the annual impairment methodology that the Company will employ on January 1st of each year in calculating the recoverability of goodwill. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be challenged. Non-amortizing intangibles are also subject to annual impairment tests. However, the methodology employed is as described in APB Opinion No. 17, *Intangible Assets.* Amortizing intangibles are currently evaluated for impairment using the methodology set forth in SFAS No. 144. Recoverability of these assets is assessed only when events have occurred that may give rise to an impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values.

Prior to 2002, the Company employed the impairment methodologies set forth in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* These methodologies did not differ substantially from SFAS No. 144 as they related to amortizing intangibles. Goodwill was also previously evaluated for impairment under SFAS No. 121 in 2001 and 2000.

Stock-Based Compensation: The Company issued restricted stock to certain employees and has reflected the fair value of these awards as unearned compensation until the restrictions are released and the compensation is earned. As allowed by SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company has elected to account for stock-based compensation at intrinsic value with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis. At December 29, 2002, the Company has three stock-based compensation plans, which are described more fully in Note 18. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price at least equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123.

	Year Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
	(In thousands, except per share data)		
Net (loss) income	$(151,938)	$ 34,505	$ 90,520
Add: Stock-based employee compensation expense included in net (loss) income, net of related tax effects	1,568	2,117	2,486
Deduct: Total stock-based employee compensation expense determined under fair market value method (see Note 18) for all awards, net of related tax effects	(22,717)	(27,904)	(15,371)
Pro forma net (loss) income	$(173,087)	$ 8,718	$ 77,635
(Loss) earnings per share:			
Basic — as reported	$ (1.21)	$ 0.33	$ 0.92
Basic — pro forma	$ (1.38)	$ 0.08	$ 0.79
Diluted — as reported	$ (1.21)	$ 0.32	$ 0.89
Diluted — pro forma	$ (1.38)	$ 0.08	$ 0.76

Investments and Marketable Securities: Investments where the Company does not have the ability to exercise significant influence are accounted for either in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* or under the cost method. The cost of securities sold is based on the specific identification method. For public companies that have readily determinable fair values, the Company classifies its equity investments as either available-for-sale or trading. Should securities be classified as available for sale, the Company records these investments at their fair values with unrealized gains and losses included in *accumulated other comprehensive income/(loss)*. If investments are classified as trading, any unrealized gain or loss is recorded directly to the income statement. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. If the Company has disproportionate capital at risk and the equity method investee is recognizing losses, the Company records its proportionate loss based on its proportionate capital at risk.

Cash Flows: For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid unrestricted instruments with a purchased maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value due to the short maturities.

Environmental Matters: The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. The recorded liabilities have not been discounted.

Comprehensive Income: Comprehensive income is defined as net income and other changes in stockholders' equity from transactions and other events from sources other than stockholders. Comprehensive income is reflected in the Consolidated Statements of Stockholders' Equity.

Derivative Instruments and Hedging: The company records derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. The effect of the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as of January 1, 2001 was not material.

Stock Splits: Per share amounts and share data have been retroactively restated to give effect to the two-for-one stock split on June 1, 2001, effected in the form of a 100% stock dividend for holders of record as of May 15, 2001.

Reclassifications: Certain financial statement amounts from prior years have been reclassified to conform with current year presentation.

Recently Issued Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"), which nullifies EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 30, 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement* No. 123 ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS No. 148 have been implemented in Note 1 and Note 18 and the interim disclosure requirements will be adopted by the Company in the first interim period in 2003.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating, but has not yet determined the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2: Acquisitions and Divestitures

Acquisitions

In November 2001, the Company completed the acquisition of 100% of Packard BioScience Company (Packard) for a purchase price of approximately $764.0 million, consisting primarily of approximately 22 million of the Company's common shares and the assumption of $118.2 million in debt which was subsequently redeemed in March 2002 (see Note 13). Packard is a global developer, manufacturer and marketer of instruments and related consumables and services for use in drug discovery and other life sciences research, and generated sales of approximately $165.0 million for its fiscal year ended December 31, 2000. The Company undertook this acquisition to extend its capabilities in automated liquid handling and sample preparation and strengthened its position as a global provider of comprehensive drug discovery solutions.

Packard's operations, assumed as of the date of acquisition, are reported within the results from operations of the Life Sciences reporting segment. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of Packard based upon the fair values of the net assets acquired and liabilities assumed. Portions of the net assets acquired and liabilities assumed were valued by independent appraisers utilizing customary valuation procedures and techniques. These intangible assets included $69.0 million in acquired in-process research and development for projects that had not yet reached technological feasibility as of the acquisition date and for which no future alternative use existed. These costs were expensed on the date of the acquisition. Other acquired intangible assets valued at $239.2 million included the fair value of trade names, trademarks, patents and developed technology. Of this amount, $76.5 million has been ascribed to trade names and trademarks for which an indefinite life has been assigned. The Packard acquisition also resulted in an allocation to goodwill of $428.9 million. Indefinite lived intangibles and goodwill are not being amortized in accordance with SFAS No. 142, effective for all business combinations completed subsequent to July 1, 2001.

In connection with this acquisition, the Company agreed to issue 0.311 shares of PerkinElmer common stock for each outstanding share of Packard common stock. The Company also agreed to assume all outstanding options to purchase Packard common stock, which became exercisable for shares of PerkinElmer common stock following the merger, after giving effect to the same exchange ratio provided for in the merger agreement to the Packard common shareholders. The purchase price for Packard has been allocated to the estimated fair value of assets acquired and liabilities assumed. Some allocations are based on studies and independent valuations, as discussed above.

The components of the purchase price and allocation are as follows (in thousands):

Consideration and acquisition costs:

Stock issued to Packard shareholders	$ 595,280
Debt assumed	118,236
Acquisition costs	22,242
Fair value of options issued	28,004
Total consideration and acquisition costs	$ 763,762

Allocation of purchase price:

Current assets	$ 152,595
Property, plant and equipment	23,100
Other assets	44,573
Identifiable intangible assets	239,200
In-process research and development	69,040
Goodwill	428,888
Liabilities assumed	(193,634)
Total	$ 763,762

As part of the Packard acquisition and included in liabilities assumed is approximately $17.1 million in integration charges. The integration accrual was recorded pursuant to a formal plan and includes initiatives to integrate the operations of Packard and the Company and are principally comprised of amounts related to employee separation costs and the termination of leases and other contractual obligations.

	Employee Separation Costs	Disposal of Certain Product Lines and Assets	Termination of Leases and Other Contractual Obligations	Total
		(In millions)		
Packard Plan	$8.1	$5.4	$3.6	$17.1

On July 31, 2000, the Company completed its acquisition of 100% of NEN Life Sciences, Inc. (NEN), a provider of state-of-the-art drug discovery products, services, reagents and technologies to the life sciences industry for an aggregate purchase price of approximately $418.0 million. The acquisition was undertaken to expand the Company's drug discovery products, services, reagents and technologies provided to the life sciences industry. In connection with the acquisition, the Company paid approximately $350.0 million in cash and issued warrants to purchase approximately 600,000 shares of the Company's common stock, expiring July 2003, at $40.00 per share in exchange for all of the outstanding shares, options and warrants of NEN. In addition, the Company repaid approximately $50.0 million of outstanding indebtedness of NEN. The Company financed the acquisition and repayment of the outstanding indebtedness with $410 million of commercial paper borrowings with a weighted-average interest rate of 7%. These short-term borrowings were repaid in August 2000 with proceeds from the issuance of long-term convertible debentures (see Note 13). NEN's operations, included in the consolidated results of the Company from the date of acquisition, are reported in the Life Sciences reporting segment. The acquisition was accounted for as a purchase under APB Opinion No. 16, *Business Combinations,* and the results of operations of NEN are included in the Company's financial statements from the date of acquisition.

The components of NEN's purchase price and allocation were as follows (in thousands):

Consideration and acquisition costs:

Cash paid to NEN shareholders	$348,918
Debt assumed	48,262
Acquisition costs	13,647
Fair value of warrants issued	6,940
Total consideration and acquisition costs	$417,767

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation of purchase price:

Current assets	$ 34,327
Property, plant and equipment	59,755
Other assets	739
Identifiable intangible assets	93,600
In-process research and development	24,300
Goodwill	253,090
Liabilities assumed	(48,044)
Total	$417,767

The valuation of the existing technology and in-process research and development was determined using the income method. Revenue and expense projections as well as technology assumptions were prepared through 2010. The value assigned to in-process technology relates primarily to eight projects associated with the Packard acquisition and seven projects associated with the NEN acquisition, all in various stages of completion, but yet to reach technological feasibility. The efforts required to develop the in-process technologies into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be designed to meet their design specifications, including function, features and technical performance requirements. The valuation of the in-process research and development was determined separately from all other acquired assets using the percentage-of-completion method.

As part of the July 2000 acquisition of NEN, the Company recorded a $4.0 million integration charge for actions targeted at reduced employment costs, consolidation of certain facilities and the termination of certain leases and other contractual obligations.

During the second quarter of 2000, the Company finalized its integration plan in connection with its acquisition of the Analytical Instruments Division of PE Corp. Based on continued aggressive actions by the Company to improve the cost structure of the acquired business, and increased costs related primarily to employment integration, the Company increased its original estimate of integration costs and related goodwill recorded at the acquisition date by $24.0 million in connection with purchase accounting.

The following table summarizes integration reserve activity during 2002, 2001 and 2000 related to the acquisitions of Analytical Instruments, NEN and Packard acquisitions as discussed above:

	(In millions)
Accrued integration costs at January 3, 2000	$ 14.1
Integration charges	28.0
Amounts paid during 2000	(9.8)
Accrued integration costs at December 31, 2000	32.3
Packard integration charges	33.0
Amounts paid during 2001	(23.1)
Accrued integration costs at December 30, 2001	42.2
Change in estimate of Packard integration charges	(15.9)
Amounts paid in 2002	(17.6)
Accrued integration costs at December 29, 2002	$ 8.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited pro forma operating results for the Company, assuming the acquisition of NEN and Packard occurred on January 3, 2000 are noted in the following table. These amounts do not give effect to businesses divested.

	2001	2000
	(In thousands, except per share data)	
Sales from continuing operations	$1,691,332	$1,786,287
Income from continuing operations	$ 101,278	$ 84,123
Net income	$ 94,285	$ 84,279
Basic earnings per share	$ 0.77	$ 0.70
Diluted earning per share	$ 0.74	$ 0.67

The pro forma amounts in the previous table exclude the in-process research and development charges of $69.0 million and $24.3 million for the Packard and NEN acquisitions, respectively. The unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of the Company's operating results that would have occurred had the acquisitions been consummated on the dates for which the consummation of the acquisitions are being given effect, nor is it necessarily indicative of the Company's future operating results. The pro forma amounts do not reflect any operating efficiencies and cost savings that the Company believes are achievable.

In March 2001, the Company purchased Applied Surface Technology (AST) for $11.4 million in cash and the Company's common stock with an aggregate value of $5.0 million. This acquisition was accounted for as a purchase under APB Opinion No. 16 and the Company allocated the purchase price of AST based on fair value of the assets acquired and the liabilities assumed. Portions of the purchase price, including intangible assets, were valued by independent appraisers utilizing generally accepted valuation techniques. These intangible assets included $2.5 million for acquired in-process research and development for projects that had not yet reached technical feasibility and did not have future alternative uses. Accordingly, these costs were expensed in the first quarter of 2001. The results of operations of AST are included in the consolidated results of the Company from the date of the acquisition. Pro forma accounts for the AST acquisition are not material to the consolidated financial statements.

Divestitures

Gains on dispositions in 2002 included $4.4 million from the sales of facilities and approximately $0.8 million from the resolution of certain contingencies related to the sale of the Instruments for Research and Applied Sciences (IRAS) business.

During the fourth quarter of 2001, the Company sold its IRAS business for cash of $55.5 million, resulting in a pre-tax gain of approximately $32.3 million. Additionally, at December 29, 2002 the Company has deferred a gain of approximately $0.5 million in connection with certain contingencies related to the sale. Also during the fourth quarter of 2001, the Company sold its Voltarc business for cash of $9.5 million and a note for approximately $8.0 million, resulting in a pre-tax loss of approximately $6.3 million. The combined net income of the disposed businesses were $5.4 million in 2000 and $1.4 million in 2001 through the date of disposal.

During the fourth quarter of 2000, the Company sold its Berthold business at a net pre-tax gain of $10 million. The Company deferred gain recognition of approximately $11.9 million of sales proceeds from this divestiture in connection with certain contingencies related to the sale, $2.0 million of which was recognized during 2001 as a result of the resolution of certain events and contingencies. Revenues for 2000 for the divested business was approximately $30.0 million.

Also during 2000, the Company recorded a pre-tax gain of $16.7 million from the sale of a building, and recognized $2.4 million in net losses related to certain other asset dispositions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the first quarter of 2000, the Company sold its micromachined sensors and specialty semiconductor businesses for cash of $24.3 million, resulting in a pre-tax gain of $6.7 million. Combined financial results of the divested businesses for 2000 were not material to the consolidated results of the Company.

All of the gains described above are reported on the "Gains on dispositions, net" line in the consolidated income statements.

Note 3: Restructuring Charges

2002

In connection with the Company's decision to combine the Life Sciences and Analytical Instruments businesses, the Company recorded a restructuring charge of $26.0 million during the fourth quarter of 2002. The restructuring charge consists of approximately $20.8 million of severance payments, $3.5 million in lease cancellation payments and $1.7 million of asset writedowns.

During the first quarter of 2002, consistent with the strategic direction of the Company and concurrent with the reevaluation of existing restructuring plans at the time, the Company recorded a pre-tax restructuring charge of $9.2 million. The principal actions related to a workforce reduction and overhead reductions resulting from continued reorganization activities, including the closure of certain manufacturing facilities. The restructuring charge consisted of $7.7 million of severance charges and $0.3 million of lease cancellation payments and $1.2 million of asset writedowns.

The Company recorded restructuring charges by segment for 2002 are as follows:

	Life Sciences	Analytical Instruments	Optoelectronics	Fluid Sciences	Total
			(In millions)		
Fourth quarter combination of Life Sciences and Analytical Instruments ...	$12.9	$13.1	$ —	$—	$26.0
Other 2002 restructuring charges	4.0	1.5	3.7	—	9.2
Total................................	$16.9	$14.6	$3.7	$—	$35.2

2001

Consistent with the strategic direction of the Company and concurrent with the reevaluation of existing restructuring plans at the time, the Company recorded a pre-tax restructuring charge of $9.2 million during the fourth quarter of 2001. The principal actions within the charge related to a workforce reduction and overhead reductions resulting from continued reorganization activities, including the closure of certain manufacturing facilities. The restructuring charge consisted of $7.0 million of severance charges, $2.1 million for lease and other contractual obligation cancellations, and $0.1 million for the disposal of certain product lines and assets. A large portion of these actions were attributable to the consolidation of certain European general and administrative functions within both the Life Sciences and Analytical Instruments reporting segments.

The Company recorded restructuring charges by segment for 2001 are as follows:

	Life Sciences	Analytical Instruments	Optoelectronics	Fluid Sciences	Total
			(In millions)		
Total	$3.9	$5.3	$ —	$ —	$9.2

2000

During the fourth quarter of 2000, the Company recorded a pre-tax restructuring charge of $15.1 million. These charges related to the Company's Life Sciences and Optoelectronics reporting segments. The principal actions in the restructuring plans included close-down or consolidation of a number of offices and facilities, the closure of certain manufacturing facilities, and the disposal of underutilized assets. The restructuring charges included: Life Sciences' actions associated with the integration of administrative functions and overall facility consolidation, and Optoelectronics' actions associated with its Lighting and Imaging businesses related to employee separation costs and the closures of certain manufacturing facilities.

The Company recorded restructuring charges by segment for 2000 are as follows:

	Life Sciences	Analytical Instruments	Optoelectronics	Fluid Sciences	Total
			(In millions)		
Total	$5.1	$ —	$10.0	$ —	$15.1

The following table summarizes the components of the Company's restructuring plans and related accrual activity recorded:

	Severance	Abandonment of Excess Facilities	Total Cash Charges	Asset Writedowns	Total
			(In thousands)		
2000 and Earlier Restructuring Plans					
Balance at January 3, 2000	$ 14,868	$ 7,984	$ 22,852	$ 4,500	$ 27,352
Restructuring recorded	9,050	2,100	11,150	3,950	15,100
Amounts paid or incurred.........	(6,329)	(200)	(6,529)	(6,079)	(12,608)
Changes in estimates.............	(8,338)	(1,342)	(9,680)	880	(8,800)
Balance at December 31, 2000	9,251	8,542	17,793	3,251	21,044
Amounts paid or incurred.........	(10,251)	(5,290)	(15,541)	(1,363)	(16,904)
Changes in estimates.............	2,951	(3,252)	(301)	(1,888)	(2,189)
Balance at December 30, 2001	1,951	—	1,951	—	1,951
Amounts paid or incurred.........	(1,022)	—	(1,022)	—	(1,022)
Changes in estimates.............	(929)	—	(929)	—	(929)
Balance at December 29, 2002	—	—	—	—	—
2001 Restructuring Plans					
Restructuring recorded	6,926	2,138	9,064	125	9,189
Amounts paid or incurred.........	(840)	(638)	(1,478)	(125)	(1,603)
Changes in estimates.............	—	—	—	—	—
Balance at December 30, 2001	6,086	1,500	7,586	—	7,586
Amounts paid or incurred.........	(3,248)	(1,400)	(4,648)	(243)	(4,891)
Changes in estimates.............	1,137	—	1,137	243	1,380
Balance at December 29, 2002	3,975	100	4,075	—	4,075

	Severance	Abandonment of Excess Facilities	Total Cash Charges	Asset Writedowns	Total
			(In thousands)		
2002 Restructuring Plans					
Restructuring recorded	28,518	3,822	32,340	2,907	35,247
Amounts paid or incurred.........	(6,527)	(309)	(6,836)	(424)	(7,260)
Changes in estimates.............	—	—	—	—	—
Balance at December 29, 2002	21,991	3,513	25,504	2,483	27,987
Balance at December 29, 2002.	$ 25,966	$ 3,613	$ 29,579	$ 2,483	$ 32,062

The majority of the actions remaining at December 29, 2002 are expected to be settled in 2003, with the exception of European pension and severance obligations as well as lease obligations which may extend beyond 2003.

Note 4:   Other Expense

Other expense, net consisted of the following:

	2002	2001	2000
	(In thousands)		
Interest income	$(3,161)	$(3,730)	$(3,874)
Interest expense...	32,096	37,730	37,418
Losses (gains) on sale of investments, net....................	1,987	(4,274)	(1,294)
Extinguishment of debt	353	—	—
Other	1,593	(561)	863
	$32,868	$29,165	$33,113

Note 5:   Income Taxes

The components of (loss) income from continuing operations before income taxes for financial reporting purposes were as follows:

	2002	2001	2000
	(In thousands)		
U.S.	$(93,197)	$(18,641)	$ 38,315
Non-U.S.	84,647	119,191	108,430
	$ (8,550)	$100,550	$146,745

The components of the (benefit) provision for income taxes for continuing operations were as follows:

	Current	Deferred Expense (Benefit)	Total
		(In thousands)	
2002			
Federal	$(1,587)	$(28,050)	$(29,637)
State	3,827	(3,473)	354
Non-U.S.	28,714	(3,846)	24,868
	$30,954	$(35,369)	$ (4,415)

	Current	Deferred Expense (Benefit)	Total
		(In thousands)	
2001			
Federal	$20,971	$ 1,995	$ 22,966
State	1,732	2,516	4,248
Non-U.S.	30,721	1,117	31,838
	$53,424	$ 5,628	$ 59,052
2000			
Federal	$14,121	$ 12,571	$ 26,692
State	3,405	2,968	6,373
Non-U.S.	24,627	(1,317)	23,310
	$42,153	$ 14,222	$ 56,375

The total (benefit) provision for income taxes included in the consolidated financial statements was as follows:

	2002	2001	2000
	(In thousands)		
Continuing operations	$(4,415)	$59,052	$56,375
Discontinued operations	1,955	(2,427)	4,894
	$(2,460)	$56,625	$61,269

A reconciliation of income tax expense at the U.S. federal statutory income tax rate to the recorded tax (benefit) provision is as follows

	2002	2001	2000
	(In thousands)		
Tax at statutory rate	$ (2,993)	$35,193	$ 51,361
Non-U.S. rate differential, net	(11,863)	(9,854)	(18,490)
State income taxes, net	354	4,248	6,373
Nondeductible intangible and goodwill amortization	180	7,232	11,886
Nondeductible in-process research and development	—	25,037	11,446
Change in valuation allowance	5,866	(503)	(2,495)
Other, net	4,041	(2,301)	(3,706)
	$ (4,415)	$59,052	$ 56,375

The tax effects of temporary differences and carryovers that gave rise to deferred income tax assets and liabilities as of December 29, 2002 and December 30, 2001 were as follows:

	2002	2001
	(In thousands)	
Deferred tax assets:		
Inventory	$ 9,629	$ 8,365
Reserves and accruals	43,614	15,594
Accrued compensation	11,375	23,305
Net operating loss and credit carryforwards	62,673	56,392
Post-retirement health benefits	1,053	4,238
Restructuring reserve	8,853	16,496
In-process research and development	11,020	9,916
All other, net	12,771	8,269
Total deferred tax assets	160,988	142,575
Deferred tax liabilities:		
Pension contribution	(11,727)	(11,392)
Amortization	(90,759)	(95,120)
Depreciation	(29,409)	(23,304)
All other, net	(8,668)	(7,636)
Total deferred tax liabilities	(140,563)	(137,452)
Valuation allowance	(29,271)	(32,821)
Net deferred liabilities	$ (8,846)	$ (27,698)

At December 29, 2002, the Company had net operating loss carryovers of approximately $57.1 million, R&E credits totaling $4.2 million and foreign tax credits of $3.7 million, subject to various carryforward periods. Based on the judgment of the Company, the valuation allowance takes into consideration limitations imposed upon the use of the tax attribute carryovers and reduces the value of such items to the likely net realizable amount.

Current deferred tax assets of $103 million and $83 million were included in other current assets at December 29, 2002 and December 30, 2001, respectively. Long-term deferred tax liabilities of $112 million and $111 million were included in long-term liabilities at December 29, 2002 and December 30, 2001, respectively.

With the exception of deferred taxes that were specifically provided on earnings that were anticipated to be repatriated and dividends actually paid to the U.S., the Company does not provide for taxes on unremitted earnings of its foreign subsidiaries. It is the practice and intention of the Company to permanently reinvest the income of its foreign subsidiaries in its overseas operations. However, certain requirements of the senior secured credit facility discussed in Note 13 may require the Company to repatriate earnings of its non-U.S. subsidiaries in the future. Consistent with past practice the Company will include in its income tax provision the incremental tax cost, if any, for earnings to be repatriated to the U.S. to satisfy debt and other obligations when such events become foreseeable.

Note 6: Discontinued Operations

In June 2002, the Company completed the sale of its Security and Detection Systems business for cash consideration of approximately $100.0 million and a net working capital adjustment, the amount of which has yet to be finalized. A net pre-tax gain of approximately $15.0 million was recorded pursuant to this transaction in 2002 as a gain on the disposition of a discontinued operation. The Company has accounted for its Security and Detection Systems business as a discontinued operation in accordance with APB No. 30, and accordingly, the results of operations and related cash flows of this business through the disposal date have been segregated from continuing operations and reported as a separate line on the Company's Consolidated Income Statements. The assets and liabilities of the Security and Detection Systems business are reflected within the assets and liabilities from discontinued operations in the accompanying Consolidated Balance Sheets for the periods prior to its sale, and the resulting gain from the sale is presented as a component of net income within dispositions of discontinued operations, net of income tax on the Company's 2002 Consolidated Income Statement.

During June 2002, the Company approved separate plans to shut down its Telecommunications Component and sell its Entertainment Lighting businesses as part of its continued efforts to focus on higher growth opportunities. The results of these businesses were previously reported as part of the Optoelectronics reporting segment. The Company has accounted for these businesses as discontinued operations in accordance with SFAS No. 144, and accordingly, has presented the results of operations and related cash flows of these businesses as discontinued operations for all periods presented. The assets and liabilities of these disposal groups have been presented separately and are reflected within the assets and liabilities from discontinued operations in the accompanying Consolidated Balance Sheets.

In connection with these actions, the Company recorded the following gains and losses, which have been reported as the loss on dispositions of discontinued operations during the year ended December 29, 2002:

	(In thousands)
(Gain) on the sale of the Security and Detection Systems business	$(14,960)
Loss recorded to reduce the assets to the amount estimated to be fair value less cost to sell:	
Entertainment Lighting business	2,100
Telecommunications Component business	18,386
Loss on disposition of discontinued operations before income taxes	5,526
Provision for income taxes	7,934
Loss on disposition of discontinued operations, net of income taxes	$ 13,460

Amounts recorded as gain on dispositions of discontinued operations for the years ended December 30, 2001 and December 30, 2000, totaling $2,367 and $4,453, respectively, are attributable to the 1999 sale of the Technical Services business. The amounts recognized as gains reflect the resolution of contingencies recorded on certain long-term contracts and transitional services provided to the Technical Services business subsequent to the sale.

Summary operating results of the discontinued operations of the Telecommunications Component and Entertainment Lighting businesses through December 29, 2002 and the Security and Detection Systems business through June 30, 2002, the date of divestiture, were as follows:

	2002	2001	2000
	(In thousands)		
Sales	$120,181	$ 76,424	$157,285
Costs and expenses	136,063	83,620	150,547
Operating (loss) income from discontinued operations	(15,882)	(7,196)	6,738
Other expense	6,640	6,124	8,994
Loss from discontinued operations before income taxes	(22,522)	(13,320)	(2,256)
(Benefit)/provision for income taxes	(5,979)	(3,960)	2,047
Loss from discontinued operations, net of income taxes	$(16,543)	$ (9,360)	$ (4,303)

Note 7: Earnings per Share

Basic earnings per share was computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share was computed by dividing net income by the weighted-average number of common shares outstanding plus all potentially dilutive common shares outstanding, primarily shares issuable upon the exercise of stock options using the treasury stock method. The following table reconciles the number of shares utilized in the earnings per share calculations:

	2002	2001	2000
	(In thousands)		
Number of common shares — basic	125,439	103,687	98,212
Effect of dilutive securities			
Stock option	—	2,700	4,022
Restricted shares and other	—	872	44
Number of common shares — diluted	125,439	107,259	102,278

Shares of common stock related to employee stock options to purchase 15.5 million, 8.0 million and 0.1 million shares of common stock were not included in the computation of diluted earnings per share for 2002, 2001 and 2000, respectively, because their effect would have been antidilutive. Additionally, warrants to purchase 0.6 million shares of common stock were not included in the computation of diluted earning per share in 2002 and 2001 because their effect would have been antidilutive. Conversion of the Company's zero coupon debentures was not assumed in the computation of diluted earnings per share for the years presented because the effect of assumed conversion would have been antidilutive for all periods presented.

Note 8: Accounts Receivable

Accounts receivable were net of reserves for doubtful accounts of $21.4 million and $13.0 million as of December 29, 2002 and December 30, 2001, respectively.

During 2001, the Company established a wholly owned consolidated subsidiary to fund, on a revolving basis, certain of the Company's accounts receivable balances and simultaneously sell an undivided interest in this pool of receivables to a financial institution. As collections reduce the balance of sold accounts receivable, new receivables are sold. The Company's consolidated subsidiary retains the risk of credit loss on the receivables and accordingly, the full amount of the allowance for doubtful accounts has been provided for on the Company's balance sheet. Under the terms of this arrangement, the Company retains collection and administrative responsibilities for the balances. The accounts receivable securitization facility provides for up to $51.0 million in accounts receivable funding. The facility has an effective interest rate at

December 29, 2002 of approximately LIBOR plus 140 basis points. Amounts funded under this facility were $29.0 million and $37.0 million at December 29, 2002 and December 30, 2001, respectively. This amount has reduced the outstanding receivable balance. The facility includes conditions that require the Company to maintain a corporate credit rating of BB or above as defined by Standard & Poor's Rating Services, and Ba2 or above as defined by Moody's Investors Service. At December 29, 2002 the Company had a senior unsecured credit rating of BB+ with a stable outlook from Standard & Poor's Rating Services and of Ba2 with a stable outlook from Moody's Investors Service. In January 2003, the Company entered into an agreement to extend the term of our accounts receivable securitization facility to January 31, 2004.

Note 9: Inventories

Inventories as of December 29, 2002 and December 30, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Raw materials	$ 92,319	$ 76,085
Work in progress	38,841	60,872
Finished goods	74,295	107,884
	$205,455	$244,841

Note 10: Property, Plant and Equipment

Property, plant and equipment, at cost, as of December 29, 2002 and December 30, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Land	$ 26,227	$ 25,542
Building and leasehold improvements	174,257	140,100
Machinery and equipment	397,564	364,685
	$598,048	$530,327

Note 11: Investments

Investments as of December 29, 2002 and December 30, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Marketable securities	$10,369	$15,716
Joint venture and other investments	3,929	2,481
	$14,298	$18,197

Marketable securities include equity and fixed-income securities held to meet obligations associated with the supplemental executive retirement plan.

The net unrealized holding gain (loss) on marketable securities, net of deferred income taxes, reported as a component of accumulated other comprehensive (loss) income in stockholders' equity, was a $1.3 million loss and a $1.4 million loss at December 29, 2002 and December 30, 2001, respectively. The proceeds from the sales of securities and the related gains and losses are not material for any period presented.

Marketable securities classified as available for sale as of December 29, 2002 and December 30, 2001 consisted of the following:

| | Market Value | Gross Unrealized Holding | | |
		Cost	Gains	(Losses)
		(In thousands)		
2002				
Common stocks	$ 5,633	$ 7,533	$—	$(1,900)
Fixed-income securities	4,430	4,392	38	—
Other	306	320	—	(14)
	$10,369	$12,245	$38	$(1,914)
2001				
Common stocks	$ 8,865	$10,864	$32	$(2,031)
Fixed-income securities	6,098	6,066	32	—
Other	753	766	—	(13)
	$15,716	$17,696	$64	$(2,044)

Note 12:   Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires all business combinations initiated after July 1, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually at a minimum for potential impairment by comparing the carrying value to the fair value of the reporting unit to which they are assigned. The provisions of SFAS No. 142 are effective for the Company's current fiscal year. Accordingly, the Company has ceased goodwill amortization as of the beginning of fiscal 2002. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon initial adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds the corresponding fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be evaluated with the goodwill balance being adjusted to approximate fair value.

In connection with adopting this standard, the Company, assisted by independent valuation consultants, has completed the transitional testing of goodwill using a measurement date of January 1, 2002. The results of this testing indicated that the carrying values of the lighting reporting unit within the Optoelectronics business unit exceeded the estimated fair value of this unit as determined utilizing various valuation techniques, including discounted cash flow and comparative market analysis. This is attributable to decreases in forecasted results versus those previously contemplated. Accordingly, an impairment charge has been recognized as a change in accounting principle as of the beginning of 2002. The impairment charge was $117.8 million on a before and after-tax basis.

The adjustment to previously reported (loss) income from continuing operations before effect of accounting change and (loss) earnings per share before effect of accounting change below illustrates the impact of goodwill amortization on reported results. The impact on net (loss) income, and basic and diluted net (loss) earnings per share for 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	(In thousands, except per share amounts)		
Reported (loss) income from continuing operations before effect of accounting change	$(4,135)	$41,498	$ 90,370
Goodwill amortization, net of tax	—	22,378	24,015
Adjusted (loss) income from continuing operations before effect of accounting change	$(4,135)	$63,876	$114,385
Basic (loss) earnings per share:			
Reported (loss) income from continuing operations before effect of accounting change	$ (0.03)	$ 0.40	$ 0.92
Goodwill amortization, net of tax	—	0.22	0.24
Adjusted (loss) income from continuing operations before effect of accounting change	$ (0.03)	$ 0.62	$ 1.16
Diluted (loss) earnings per share:			
Reported (loss) income from continuing operations before effect of accounting change	$ (0.03)	$ 0.39	$ 0.88
Goodwill amortization, net of tax	—	0.21	0.23
Adjusted (loss) income from continuing operations before effect of accounting change	$ (0.03)	$ 0.60	$ 1.12

Intangible asset balances at December 30, 2001 by business segment were as follows:

	Life Sciences	Optoelectronics	Analytical Instruments	Fluid Sciences	Consolidated
			(In thousands)		
Patents	$ 79,279	$ 12,682	$ 2,800	$ 4,000	$ 98,761
Less: Accumulated depreciation	(3,839)	(3,996)	(362)	(3,000)	(11,197)
Net patents	75,440	8,686	2,438	1,000	87,564
Licenses	42,991	955	—	—	43,946
Less: Accumulated depreciation	(3,051)	(862)	—	—	(3,913)
Net licenses	39,940	93	—	—	40,033
Core technology	114,710	—	85,000	8,125	207,835
Less: Accumulated depreciation	(2,125)	—	(10,980)	(245)	(13,350)
Net core technology	112,585	—	74,020	7,880	194,485
Net amortizable intangible assets	227,965	8,779	76,458	8,880	322,082
Non-amortizing intangible assets	112,359	—	71,092	—	183,451
Net goodwill	702,158	115,683	177,206	29,473	1,024,520
TOTALS	$1,042,482	$124,462	$324,756	$38,353	$1,530,053

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible asset balances at December 29, 2002 by business segment were as follows:

	Life Sciences	Optoelectronics	Analytical Instruments (In thousands)	Fluid Sciences	Consolidated
Patents	$ 76,860	$12,682	$ 2,800	$ 4,000	$ 96,342
Less: Accumulated depreciation	(10,351)	(5,247)	(503)	(3,800)	(19,901)
Net patents	66,509	7,435	2,297	200	76,441
Licenses	45,143	1,394	—	—	46,537
Less: Accumulated depreciation	(5,740)	(1,394)	—	—	(7,134)
Net licenses	39,403	—	—	—	39,403
Core technology	114,710	—	85,857	8,125	208,692
Less: Accumulated depreciation	(14,309)	—	(15,229)	(940)	(30,478)
Net core technology . . .	100,401	—	70,628	7,185	178,214
Net amortizable intangible assets	206,313	7,435	72,925	7,385	294,058
Non-amortizing intangible assets	112,305	—	71,092	—	183,397
Net goodwill	696,885	35,428	202,008	27,998	962,319
TOTALS	$1,015,503	$42,863	$346,025	$35,383	$1,439,774

Note 13: Debt

Senior Secured Credit Facility.   In December 2002, the Company entered into a new senior credit facility with a group of commercial banks. This facility is comprised of a six-year term loan in the amount of $315.0 million and a $100.0 million revolving credit facility that is available through December 2007. This credit facility is secured primarily by substantially all domestic assets.

The interest rates under the senior credit facility applicable to the term loan and to the revolving credit facility are determined as a spread over either the Eurodollar rate or the base rate as defined in the credit agreement. The applicable margin for the term loan is 400 basis points for the Eurodollar rate and 300 basis points for the base rate. The Company may allocate all or a portion of the outstanding indebtedness under the senior credit facility to interest based upon the spread over the Eurodollar rate or the base rate. At December 29, 2002, the Eurodollar rate was approximately 140 basis points and the base rate was 425 basis points. The term loan will be repayable in nominal quarterly installments until December 2007, and thereafter in four equal quarterly installments until December 2008. The revolving credit facility is available through December 2007 for working capital needs. At December 29, 2002, we had no outstanding principal balance under the revolving credit facility.

The senior credit facility contains covenants requiring specific financial ratios, including:

• a minimum interest coverage ratio,

• a minimum fixed charge coverage ratio,

• a maximum senior leverage ratio, and

• a maximum total leverage ratio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8⅞% Notes. In December 2002, the Company issued and sold ten-year senior subordinated notes at a rate of 8⅞% with a face value of $300.0 million. The Company received $297.5 million in gross proceeds from the issuance. Deferred issuance costs of $7.0 million were recorded as a non-current asset. The debt, which matures in January 2013, is unsecured, but is guaranteed by substantially all domestic subsidiaries. Interest on the 8⅞% notes is payable semi-annually on January 15 and July 15, beginning July 15, 2003. If a change of control occurs, each holder of 8⅞% notes may require the Company to repurchase some or all of the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest. Before January 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of our 8⅞% notes with the net proceeds of specified public equity offerings at 108.875% of the principal amount of the notes, plus accrued interest, if at least 65% of the aggregate principal amount of the notes remains outstanding after the redemption. The Company may redeem some or all of the 8⅞% notes at any time on or after January 15, 2008, at a redemption price of 104.438%. The redemption price decreases to 102.958% on January 15, 2009, to 101.479% on January 15, 2010 and to 100% on January 15, 2011. The debt is subordinated to the senior credit facility and other existing and future senior subordinated indebtedness, all of which is discussed below.

The 8⅞% notes contain financial and other covenants. Most of these covenants terminate if the notes obtain an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Service.

Zero Coupon Convertible Debentures. In August 2000, the Company sold zero coupon convertible debentures with an aggregate purchase price of $460.0 million. The zero coupon convertible debentures were then due August 2020 and were priced with a yield to maturity of 3.5%. The zero coupon debentures include a call provision which allow the Company to call the debentures as early as August 2003. During 2002, $106.5 million of the zero coupon convertible debentures were purchased in open market transactions, resulting in a gain of approximately $8.4 million. In December 2002, the Company completed a tender offer to purchase any and all of the existing zero coupon convertible debentures. As of December 29, 2002, $205.6 million of the issue was tendered and redeemed. The remaining $186.5 million will either be repurchased prior to the first available call date of August 2003 or called at that time. Under the terms of the senior secured credit facility, the Company is required to redeem all of the zero coupon debentures remaining outstanding at that time. An amount equal to the accreted value of the outstanding debentures, totaling $186.5 million, was placed in escrow as of December 29, 2002. Accordingly, the zero coupon debentures have been reported as a current liability in the consolidated balance sheet.

6.8% Notes. In October 1995 the Company issued $115.0 million in notes bearing an interest rate of 6.8% and maturing in 2005. During the fourth quarter of 2001, the fixed rate on these notes was swapped to a floating rate using a swap instrument which reset semi-annually in arrears based upon six-month USD LIBOR. In December 2002, the Company completed a tender offer for outstanding 6.8% notes. As of December 29, 2002 all but $4.7 million of these notes had been tendered. In connection with this tender offer, the swap arrangement was terminated and a gain of $4.4 million was recorded.

Packard Notes. In November 2001, the Company completed the acquisition of Packard and assumed $118.2 million of senior subordinated ten-year notes issued in March 1997. The notes were redeemed on March 1, 2002 at a rate of 104.688% in accordance with the indenture dated as of March 4, 1997. As such, this amount was reclassified to short-term on our December 30, 2001 balance sheet for presentation purposes. In connection with this redemption, a loss of $5.5 million was recognized as a result of the call premium paid to the holders of the notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the maturities of the Company's indebtedness at December 29, 2002:

	Term Note	8.875% Sr. Subordinated Notes due 2013	6.8% Unsecured Notes due 2005	Zero Coupon Convertible Debentures due 2020	Other Revolving Debt Facilities	Total
			(In thousands)			
2003..........	$ 3,150	$ —	$ —	$186,483	$1,858	$191,491
2004..........	3,150	—	—	—	—	3,150
2005..........	3,150	—	4,681	—	—	7,831
2006..........	3,150	—	—	—	—	3,150
2007..........	3,150	—	—	—	—	3,150
2008 and beyond......	299,250	297,522	—	—	—	596,772
Total	$315,000	$297,522	$4,681	$186,483	$1,858	$805,544

Note 14: Accrued Expenses

Accrued expenses as of December 29, 2002 and December 30, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Payroll and incentives	$ 28,749	$ 34,580
Employee benefits	50,697	43,513
Federal, non-U.S. and state income taxes...........................	94,762	83,067
Other accrued operating expenses	142,219	266,390
	$316,427	$427,550

Note 15: Employee Benefit Plans

Except where noted otherwise, the following employee benefit plan disclosures include amounts and information on a combined basis, for both the continuing and discontinued operations of the Company.

Savings Plan: The Company has a savings plan for the benefit of qualified U.S. employees. Under this plan, for all business units except those within Life Sciences, the Company contributes an amount equal to the lesser of 55% of the amount of the employee's voluntary contribution or 3.3% of the employee's annual compensation. For Life Sciences, the Company contributes an amount equal to the lesser of 100% of the employee's voluntary contribution or 5.0% of the employee's annual compensation. Savings plan expense charged to continuing operations was $7.3 million in 2002 and $6.5 million in 2001 and $5.1 million in 2000.

Pension Plans: The Company has defined benefit pension plans covering substantially all U.S. employees except those employed by Life Sciences and non-U.S. pension plans for non-U.S. employees. The U.S. defined benefit pension plans were closed to new hires effective January 31, 2001. The plans provide benefits that are based on an employee's years of service and compensation near retirement. Assets of the U.S. plan are comprised primarily of equity and debt securities.

Net periodic pension cost included the following components:

	2002	2001	2000
	(In thousands)		
Service cost	$ 6,492	$ 6,860	$ 7,830
Interest cost	19,963	19,011	19,315
Expected return on plan assets	(23,513)	(23,235)	(20,588)
Net amortization and deferral	83	(460)	(486)
	$ 3,025	$ 2,176	$ 6,071

The following table sets forth the changes in the funded status of the principal U.S. pension plan and the principal non-U.S. pension plans and the amounts recognized in the Company's consolidated balance sheets as of December 29, 2002 and December 30, 2001.

	2002		2001	
	Non-U.S.	U.S.	Non-U.S.	U.S.
	(In thousands)			
Actuarial present value of benefit obligations:				
Accumulated benefit obligations	$137,302	$177,076	$111,610	$157,573
Projected benefit obligations at beginning of year	$124,860	$167,236	$123,386	$174,351
Service cost	1,841	4,651	2,020	4,840
Interest cost	7,598	12,365	7,054	11,957
Benefits paid and plan expenses	(6,312)	(11,618)	(5,535)	(13,077)
Participants' contributions	584	—	540	—
Actuarial loss (gain)	1,523	16,359	4,616	(9,974)
Plan amendments	—	86	—	(861)
Effect of exchange rate changes	18,932	—	(6,778)	—
Dispositions	232	—	—	—
Curtailment gain — discontinued operations	(2,477)	—	(2,672)	—
Acquisitions	—	—	2,229	—
Projected benefit obligations at end of year	146,781	189,079	124,860	167,236
Fair value of plan assets at beginning of year	41,947	208,585	48,737	230,347
Actual return on plan assets	(5,998)	(19,816)	(5,228)	(8,685)
Benefits paid and plan expenses	(6,312)	(11,618)	(5,535)	(13,077)
Employer contribution	9,397	—	5,133	—
Participant contribution	584	—	540	—
Effect of exchange rate changes	4,322	—	(1,700)	—
Transfer out — discontinued operations	(295)	—	—	—
Fair value of plan assets at end of year	43,645	177,151	41,947	208,585
Plan assets less (greater) than projected benefit obligations	103,136	11,928	82,913	(41,349)
Unrecognized net transition asset (obligation)	(303)	—	(277)	—
Unrecognized net prior service costs	(330)	(152)	(379)	623
Unrecognized net gain (loss)	(10,193)	(54,103)	1,184	1,428
Accrued pension liability (asset)	$ 92,310	$(42,327)	$ 83,441	$(39,298)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002		2001	
	Non-U.S.	U.S.	Non-U.S.	U.S.
	(In thousands)			
Net amounts recognized in the consolidated balance sheets consist of:				
Accrued benefit liability included in other long-term liabilities	$ 97,921	$ —	$ 83,441	$ —
Prepaid benefit cost included in long-term other assets	—	(42,327)	—	(39,298)
Accumulated other comprehensive income — pre-tax	(5,611)	—	—	—
Net amounts recognized in the consolidated balance sheets	$ 92,310	$(42,327)	$ 83,441	$(39,298)
Actuarial assumptions as of the year-end measurement date:				
Discount rate	5.65%	6.75%	5.70%	7.50%
Rate of compensation increase	2.93%	3.50%	3.42%	4.50%
Expected rate of return on assets	7.92%	9.00%	7.92%	9.00%

The Company also sponsors a supplemental executive retirement plan to provide senior management with benefits in excess of normal pension benefits. Effective July 31, 2000, this plan was closed to new entrants. At December 29, 2002 and December 30, 2001, the projected benefit obligations were $16.6 million and $16.5 million, respectively. Assets with a fair value of $5.4 million and $8.0 million segregated in a trust, were available to meet this obligation as of December 29, 2002 and December 30, 2001, respectively. Pension expense for this plan was approximately $1.6 million in 2002 and $1.1 million in 2001.

An additional minimum liability of $3.9 million was recorded to Stockholder's Equity during 2002 as a result of the fair value of the plan assets for the Company's pension plan in the United Kingdom being below the accumulated benefit obligation of the same plan. To the extent the fair value of the plan assets of the Company's U.S. pension plan fell below the associated accumulated benefit obligation, the Company will have to reclassify the amount of prepaid pension to Stockholder's Equity. Unrecognized net losses are amortized over the remaining service period in accordance with accounting regulations.

Postretirement Medical Plans: The Company provides health care benefits for eligible retired U.S. employees under a comprehensive major medical plan or under health maintenance organizations where available. The majority of the Company's U.S. employees become eligible for retiree health benefits if they retire directly from the Company and have at least ten years of service. Generally, the major medical plan pays stated percentages of covered expenses after a deductible is met and takes into consideration payments by other group coverages and by Medicare. The plan requires retiree contributions under most circumstances and has provisions for cost-sharing charges. Effective January 1, 2000, this plan was closed to new hires. For employees retiring after 1991, the Company has capped its medical premium contribution based on employees' years of service. The Company funds the amount allowable under a 401(h) provision in the Company's defined benefit pension plan. Assets of the plan are comprised primarily of equity and debt securities.

Net periodic post-retirement medical benefit cost (credit) included the following components:

	2002	2001	2000
	(In thousands)		
Service cost	$ 157	$ 207	$ 232
Interest cost	609	646	992
Expected return on plan assets	(902)	(1,062)	(1,219)
Net amortization and deferral	(599)	(674)	(1,516)
	$(735)	$ (883)	$(1,511)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the changes in the postretirement medical plan's funded status and the amounts recognized in the Company's consolidated balance sheets at December 29, 2002 and December 30, 2001.

	2002	2001
	(In thousands)	
Actuarial present value of benefit obligations:		
Retirees	$ 5,720	$10,651
Active employees eligible to retire	422	400
Other active employees	2,752	2,804
Accumulated benefit obligations at beginning of year	8,894	13,855
Service cost	157	207
Interest cost	609	646
Benefits paid	(869)	(905)
Actuarial loss	210	1,315
Plan adjustments	—	(6,109)
Curtailment gain — discontinued operations	—	(115)
Change in accumulated benefit obligations during the year	107	(4,961)
Retirees	5,685	5,720
Active employees eligible to retire	480	422
Other active employees	2,836	2,752
Accumulated benefit obligations at end of year	9,001	8,894
Fair value of plan assets at beginning of year	10,455	12,254
Actual return on plan assets	(1,015)	(422)
Benefits paid and plan expenses	—	(1,377)
Fair value of plan assets at end of year	9,440	10,455
Fair value of plan assets greater than accumulated benefit obligations	(439)	(1,561)
Unrecognized prior service costs	4,234	4,705
Unrecognized net gain	663	2,347
Accrued post-retirement medical liability	$ 4,458	$ 5,491
Actuarial assumptions as of the year-end measurement date Discount rate	6.75%	7.50%
Expected rate of return on assets	9.00%	9.00%
Healthcare cost trend rate:		
First year	*	*
Ultimate	*	*
Time to reach ultimate	*	*

* In 2001, the Company moved entirely to a defined dollar plan. Accordingly, such assumptions are no longer applicable.

The accrued postretirement medical liability included $3.0 million and $4.5 million classified as long-term liabilities as of December 29, 2002 and December 30, 2001, respectively.

Deferred Compensation Plans: During 1998, the Company implemented certain nonqualified deferred compensation programs that provide benefits payable to officers and certain key employees or their designated beneficiaries at specified future dates, upon retirement or death. Benefit payments under these plans are funded by a combination of contributions from participants and the Company. The Company has not made any cash contributions to this plan since inception. The obligations related to the deferred compensation plan totaled $6.8 million and $9.9 million at December 29, 2002 and December 30, 2001, respectively.

Note 16: Contingencies

The Company is subject to various claims, legal proceedings and investigations covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company and certain officers have been named as defendants in a class action lawsuit in which the plaintiffs have alleged various statements made by the Company and management were misleading with respect to the Company's prospects and future operating results. The Company believes it has meritorious defenses to the lawsuits and intends to contest the actions vigorously. The Company is currently unable, however, to reasonably estimate the amount of the loss, if any, that may result from resolution of these matters.

In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party (PRP) for certain waste disposal sites. The Company accrues for environmental issues in the accounting period that the Company's responsibility is established and when the cost can be reasonably estimated. The Company has accrued $7.1 million as of December 29, 2002, representing management's estimate of the total cost of ultimate disposition of known environmental matters. Such amount is not discounted and does not reflect the recovery of any amounts through insurance or indemnification arrangements. These cost estimates are subject to a number of variables, including the stage of the environmental investigations, the magnitude of the possible contamination, the nature of the potential remedies, possible joint and several liability, the timeframe over which remediation may occur and the possible effects of changing laws and regulations. For sites where the Company has been named a PRP, management does not currently anticipate any additional liability to result from the inability of other significant named parties to contribute. The Company expects that such accrued amounts could be paid out over a period of up to ten years. As assessments and remediation activities progress at each individual site, these liabilities are reviewed and adjusted to reflect additional information as it becomes available. There have been no environmental problems to date that have had or are expected to have a material effect on the Company's financial position or results of operations. While it is reasonably possible that a material loss exceeding the amounts recorded may have been incurred, the potential exposure is not expected to be materially different than the amounts recorded.

In papers dated October 23, 2002, Enzo Biochem, Inc. and Enzo Life Sciences, Inc. ("Enzo") filed a complaint in the United States District Court for the Southern District of New York, Civil Action No. 02-8448, against Amersham PLC, Amersham Biosciences, PerkinElmer, Inc., PerkinElmer Life Sciences, Inc., Sigma-Aldrich Corporation, Sigma Chemical Company, Inc., Molecular Probes, Inc., and Orchid Biosciences, Inc. The six count complaint alleges that the Company breached our distributorship agreement with Enzo, infringed Enzo's patents, engaged in unfair competition and fraud, and committed torts against Enzo by, among other things, engaging in commercial development and exploitation of Enzo's patented products and technology, separately and together with the other defendants. Enzo seeks injunctive and monetary relief. Management believes that we have meritorious defenses to Enzo's complaint and intend to contest the claims vigorously. Management is currently unable, however, to determine whether resolution of these matters will have a material adverse impact on our financial position or results of operations.

Note 17: Warranty Reserves

The Company provides warranty protection for certain products for periods ranging from one to three years beyond the date of sale. The majority of costs associated with warranty obligations include the replacement of parts and the time of service personnel to respond to repair and replacement requests. A warranty reserve is recorded based upon historical results, supplemented by management's expectations of future costs. A summary of warranty reserve activity for the year ended December 29, 2002 is as follows:

	(In thousands)
Balance at December 30, 2001	$ 8,694
Provision	2,777
Charges	(1,837)
Other	175
Balance at December 29, 2002	$ 9,809

Note 18: Stockholders' Equity

Stock-Based Compensation.   As of December 29, 2002, the Company had three stock-based compensation plans. Under the 2001 Incentive Plan, 8.8 million shares of the Company's common stock were made available for option grants, restricted stock awards, performance units and other stock-based awards. Under the Life Sciences Plan, 2.3 million shares of the Company's common stock were made available for option grants. The Company also has an Employee Stock Purchase Plan, whereby participating employees have the right to purchase common stock at a discount.

The following table summarizes stock option activity for the three years ended December 29, 2002:

	2002		2001		2000	
	Number of Shares	Weighted-Average Price	Number of Shares	Weighted-Average Price	Number of Shares	Weighted-Average Price
			(Shares in thousands)			
Outstanding at beginning of year	15,985	$26.25	9,650	$19.52	9,144	$11.77
Granted	3,252	12.06	9,315	30.31	5,564	25.39
Exercised	(626)	11.74	(2,073)	12.41	(3,724)	10.12
Lapsed	(3,131)	31.74	(907)	28.85	(1,334)	15.51
Outstanding at end of year	15,480	23.32	15,985	26.25	9,650	19.52
Exercisable at end of year	6,356	$19.97	5,567	$17.43	2,490	$12.71

The following table summarizes information about stock options outstanding at December 29, 2002:

	Options Outstanding			Options Exercisable	
Prices	Number Outstanding at December 29, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 29, 2002	Weighted-Average Exercise Price
$ 3.11 - 4.23	27,390	1.9	$ 4.20	27,390	$ 4.20
4.67 - 5.85	620,139	6.6	5.05	27,139	4.69
7.03 - 9.88	1,065,314	5.4	8.65	442,314	8.75
10.77 - 15.88	3,917,878	5.4	13.32	2,403,174	13.88
16.43 - 24.15	2,732,285	5.9	19.80	2,135,080	19.77
25.24 - 37.17	5,952,286	7.3	30.58	826,809	29.74
37.98 - 56.59	1,115,984	5.0	44.78	454,666	44.91
57.22 - 59.28	48,526	6.7	57.88	39,196	57.78
$ 3.11 - 59.28	15,479,802	6.2	$23.32	6,355,768	$19.97

The weighted-average fair value of options granted during 2002, 2001, and 1999 were $12.06, $14.40 and $9.91, respectively. The values were estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in the model:

	2002	2001	2000
Risk-free interest rate	3.7%	4.5%	6.5%
Expected dividend yield	1.0%	1.0%	2.0%
Expected lives	4.0 years	4.0 years	3.7 years
Expected stock volatility	60%	50%	46%

In April 1999, the Company's stockholders approved the 1998 Employee Stock Purchase Plan, whereby participating employees currently have the right to purchase common stock at a price equal to 85% of the lower of the closing price on the first day or the last day of the six-month offering period. The number of shares which an employee may purchase, subject to certain aggregate limits, is determined by the employee's voluntary contribution, which may not exceed 10% of base compensation. During 2002, the Company issued 739,302 shares under this plan at a weighted-average price of $8.39 per share. During 2001, the Company issued 449,082 shares under this plan at a weighted-average price of $23.40 per share. During 2000, the Company issued 420,534 shares under this plan at a weighted-average price of $21.82 per share. There remains available for sale to employees an aggregate of 2.7 million shares of the Company's stock out of 5 million shares authorized by shareholders.

Other: The Company has awarded restricted stock to certain executive employees and directors that contain vesting provisions and performance targets. These shares were awarded under the Company's 1999 Incentive Plan. The compensation expense associated with the fair value of these awards is recognized over the period that the performance targets are expected to be achieved. The unearned portion of the awards is reflected in stockholders' equity as unearned compensation until the restrictions are released and the compensation is earned.

During the three years ended December 29, 2002, the Company awarded 190,000 shares in 2002, 15,000 shares in 2001 and 385,000 shares in 2000, with weighted-average fair values of $23.45 per share in 2002, $28.13 per share in 2001 and $42.09 per share in 2000. The total compensation recognized related to these restricted shares was approximately $2.6 million in 2002, $3.5 million in 2001 and $4.1 million in 2000. As of December 29, 2002, there were 470,000 shares outstanding subject to forfeiture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income: The components of accumulated other comprehensive (loss) income, net of tax were as follows:

	Foreign Currency Translation Adjustment	Change in Minimum Liability of Pension	Unrealized Gains (Losses) on Derivative Instruments	Unrealized Gains (Losses) on Securities	Accumulated Other Comprehensive (Loss) Income
			(In thousands)		
Balance, January 3, 2000...	$(14,461)	$ —	$ —	$ 421	$(14,040)
Current year change.......	(25,484)	—	—	482	(25,002)
Balance, December 31, 2000	(39,945)	—	—	903	(39,042)
Current year change.......	(20,976)	—	1,407	(2,329)	(21,898)
Balance, December 30, 2001	(60,921)	—	1,407	(1,426)	(60,940)
Current year change.......	34,350	(3,928)	(1,407)	60	29,075
Balance, December 29, 2002	$(26,571)	$(3,928)	$ —	$(1,366)	$(31,865)

The tax effects related to each component of other comprehensive income (loss) were as follows:

	Before-Tax Amount	Tax (Provision) Benefit	After-Tax Amount
		(In thousands)	
2002			
Foreign currency translation adjustments	$ 34,350	$ —	$ 34,350
Change in minimum liability of pension	(5,611)	1,683	(3,928)
Unrealized losses on derivative instruments	(1,407)	—	(1,407)
Unrealized gains (losses) on securities................	104	(44)	60
Reclassification adjustments.........................	(869)	452	(417)
Other comprehensive income........................	$ 26,567	$2,091	$ 28,658
2001			
Foreign currency translation adjustments	$(20,976)	$ —	$(20,976)
Unrealized gains on derivative instruments	1,407	—	1,407
Unrealized (losses) gains on securities:			
(Losses) gains arising during the period	(3,709)	1,271	(2,438)
Reclassification adjustments.......................	167	(58)	109
Other comprehensive (loss) income	$(23,111)	$1,213	$(21,898)
2000			
Foreign currency translation adjustments	$(25,484)	$ —	$(25,484)
Unrealized gains on securities:			
Gains (losses) arising during the period.............	673	(192)	481
Reclassification adjustment	1	—	1
Other comprehensive loss..........................	$(24,810)	$ (192)	$(25,002)

Note 19: Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company believes it had no significant concentrations of credit risk as of December 29, 2002.

In the ordinary course of business, the Company enters into foreign exchange contracts for periods consistent with its committed exposures to mitigate the effect of foreign currency movements on transactions denominated in foreign currencies. Transactions covered by hedge contracts include intercompany and third-party receivables and payables. The contracts are primarily in European and Asian currencies, generally have maturities that do not exceed 12 months, have no cash requirements until maturity and are recorded at fair value on the consolidated balance sheet. Credit risk and market risk are not significant as the foreign exchange instruments are contracted with major banking institutions. Gains and losses on the Company's foreign currency contracts are recognized immediately in earnings for hedges designated as fair value and, for hedges designated as cash flow, the related unrealized gains or losses are deferred as a component of other comprehensive income in the accompanying consolidated balance sheet. These deferred gains and losses are recognized in income in the period in which the underlying anticipated transaction occurs. Effectiveness of these cash flow hedges is measured utilizing the cumulative dollar offset method and is reviewed quarterly. For the year ended December 29, 2002, net losses from hedges reclassified from other comprehensive income to revenue and expense totaled $0.6 million. The notional amount of the outstanding foreign currency contracts was approximately $103.0 million as of December 29, 2002 and $280.0 million at December 30, 2001. At December 29, 2002 and December 30, 2001, the approximate fair value for foreign currency derivative instruments designated as fair value hedges was $0 and $0.6 million, respectively. The approximate fair value for foreign currency derivative instruments designated as cash flow hedges was $0 and $0.4 million at December 29, 2002 and December 30, 2001, respectively. At January 1, 2001, the fair value of all derivative instruments was not significant. Accordingly, when the Company adopted the provisions of SFAS No. 133, there was no cumulative effect adjustment recorded.

During 2002, the Company entered into an interest rate swap agreement with a financial institution. This swap agreement was designated as a fair value hedge related to the 6.8% notes due 2005. The swap converted fixed rate debt to variable rate and was considered effective during the holding period. When the 6.8% notes were extinguished in December 2002, the swap was also terminated, resulting in a net gain of $4.4 million, which is included in other expense, net.

Note 20: Leases

The Company leases certain property and equipment under operating leases. Rental expense charged to continuing operations for 2002, 2001 and 2000 amounted to $23.5 million, $20.5 million, and $17.6 million, respectively. Minimum rental commitments under noncancelable operating leases are as follows: $23.8 million in 2003, $21.0 million in 2004, $18.5 million in 2005, $12.8 million in 2006, $11.5 million in 2007 and $170.1 million after 2007.

Prior to December 29, 2002, the Company was party to a six-year operating lease agreement signed in 2000 for its Fremont, CA facility within its Optoelectronics business unit. As part of the Company's 2002 Debt Refinancing, the Company terminated this lease arrangement by paying the $30.0 million obligation remaining on the facility. Accordingly, the facility is now reflected in the Company's fixed asset balance.

Note 21: Industry Segment and Geographic Area Information

The Company's businesses are reported as four reportable segments which reflect the Company's management and structure under three strategic business units ("SBUs"). The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its operating segments based on operating profit. Intersegment sales and transfers are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The operating segments and their principal products and services are:

Life Sciences: Provider of drug discovery, genetic screening and chemical analysis tools and instrumentation used in daily applications for scientific research and clinical applications.

Analytical Instruments: Analytical tools employing technologies such as molecular and atomic spectroscopy, high-pressure liquid chromatography, gas chromatography and thermal analysis.

Optoelectronics: A broad spectrum of digital imaging, sensor and specialty lighting components to customers in a wide variety of industries, including the biomedical and consumer products markets.

Fluid Sciences: Provider of critical sealing and fluid containment products and services for the aerospace, semiconductor and power generation markets, as well as engine lubricant testing services.

Sales and operating profit by segment for the three years ended December 29, 2002 are shown in the table below:

	2002	2001	2000
	(In thousands)		
Life Sciences			
Sales	$ 494,308	$ 346,110	$ 221,401
Operating profit (loss)	8,006	(46,366)	(3,636)
Analytical Instruments			
Sales	497,404	568,373	617,699
Operating profit	19,425	77,755	56,076
Optoelectronics			
Sales	323,784	380,227	447,129
Operating (loss) profit	(3,998)	51,268	96,126
Fluid Sciences			
Sales	189,485	230,629	251,753
Operating profit	17,476	57,272	45,071
Other			
Sales	—	—	—
Operating loss	(16,591)	(10,214)	(13,779)
Continuing Operations			
Sales	$1,504,981	$1,525,339	$1,537,982
Operating profit	$ 24,318	$ 129,715	$ 179,858

The Company's Security and Detection Systems business (formerly included in the Analytical Instruments segment) Telecommunications Components business and Entertainment Lighting business (both formerly included in the Optoelectronics segment) are presented as discontinued operations, and therefore are not included in the preceding table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional information relating to the Company's operating segments is as follows:

	Depreciation and Amortization Expense			Capital Expenditures		
	2002	2001	2000	2002	2001	2000
	(In thousands)					
Life Sciences	$35,032	$34,887	$17,719	$19,686	$17,691	$16,239
Analytical Instruments	9,691	17,952	21,172	5,328	32,295	3,881
Optoelectronics..............	20,560	23,182	23,839	38,271	27,892	27,323
Fluid Sciences	9,632	11,036	10,664	3,754	9,242	10,895
Other	1,665	1,415	859	780	7,262	956
Continuing operations	$76,580	$88,472	$74,253	$67,819	$94,382	$59,294

	Total Assets	
	2002	2001
	(In thousands)	
Life Sciences	$1,393,001	$1,407,774
Analytical Instruments	690,563	719,597
Optoelectronics..	291,892	392,802
Fluid Sciences	125,349	124,926
Other	320,461	140,670
Net current and long-term assets of discontinued operations	14,973	184,169
	$2,836,239	$2,969,938

The following geographic area information for continuing operations includes sales based on location of external customer and net property, plant and equipment based on physical location:

	Sales		
	2002	2001	2000
	(In thousands)		
U.S.	$ 722,553	$ 731,053	$ 697,992
United Kingdom	93,386	94,265	97,130
Japan	87,394	85,800	77,062
Germany	86,729	93,117	99,342
France	68,431	51,814	51,788
Italy	59,117	52,475	55,047
Other non-U.S.	387,371	416,815	459,621
	$1,504,981	$1,525,339	$1,537,982

	Net Property, Plant and Equipment	
	2002	2001
	(In thousands)	
U.S.	$215,282	$160,523
Canada	25,833	35,203
Singapore	12,543	15,600
Germany	8,435	4,656
Finland	6,635	1,169
Philippines	6,314	7,960
United Kingdom	4,095	14,746
Other non-U.S.	24,885	42,767
	$304,022	$282,624

Note 22: Guarantor Financial Information

On December 26, 2002, the Company issued $300 million in aggregate principal amount of $8\frac{7}{8}\%$ Notes (the "$8\frac{7}{8}$ Notes") due 2013 by means of an offering memorandum to qualified institutional buyers under Rule 144A promulgated under the Securities Act of 1933, as amended. The Company's payment obligations under the $8\frac{7}{8}\%$ Notes are guaranteed by the Company's domestic subsidiaries (the "Guarantor Subsidiaries"). Such guarantee is full and unconditional. Separate financial statements of the Guarantor Subsidiaries are not presented because the Company's management has determined that they would not be material to investors. The following supplemental financial information sets forth, on a consolidating basis, income statements, balance sheets, and statements of cash flow information for the Company ("Parent Company Only"), for the Guarantor Subsidiaries and for the Company's other subsidiaries (the "Non-Guarantor Subsidiaries"). The supplemental financial information reflects the investments of the Company and the Guarantor Subsidiaries in the Guarantor and Non-Guarantor Subsidiaries using the equity method of accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Income Statement
Year Ended December 29, 2002
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ 241,233	$ 655,828	$771,305	$(163,385)	$1,504,981
Cost of sales	185,175	448,138	434,172	(163,385)	904,100
Selling, general and administrative expenses	44,491	191,639	195,174	—	431,304
Research and development expenses	3,207	48,335	34,909	—	86,451
Other operating (income) expense, net	(12,549)	37,831	33,526	—	58,808
Operating income (loss) from continuing operations	20,909	(70,115)	73,524	—	24,318
Other expense (income), net	30,230	13,761	(11,123)	—	32,868
(Loss) income from continuing operations before income taxes	(9,321)	(83,876)	84,647	—	(8,550)
(Benefit) provision for income taxes	(2,929)	(26,354)	24,868	—	(4,415)
Income (loss) from continuing operations	(6,392)	(57,522)	59,779	—	(4,135)
Equity earnings (loss) from subsidiaries, net of tax	(108,643)	7,907	—	100,736	—
Loss from discontinued operations, net of income taxes	(30,003)	—	—	—	(30,003)
Income (loss) before effect of accounting change	(145,038)	(49,615)	59,779	100,736	(34,138)
Effect of accounting change, net of income taxes	(6,900)	(59,028)	(51,872)	—	(117,800)
Net income (loss)	$(151,938)	$(108,643)	$ 7,907	$ 100,736	$ (151,938)

Consolidating Income Statement
Year Ended December 30, 2001
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$285,565	$ 589,971	$791,606	$(141,803)	$1,525,339
Cost of sales	199,387	352,350	439,486	(141,803)	849,420
Selling, general and administrative expenses	44,675	155,709	176,476	—	376,860
Research and development expenses	3,350	109,287	38,970	—	151,607
Other operating (income) expense, net	(36,286)	17,860	36,163	—	17,737
Operating income from continuing operations	74,439	(45,235)	100,511	—	129,715
Other (income) expense, net	(12,362)	60,207	(18,680)	—	29,165
(Loss) income from continuing operations before income taxes	86,801	(105,442)	119,191	—	100,550
Provision (benefit) for income taxes	45,963	(18,749)	31,838	—	59,052
Income (loss) from continuing operations	51,941	(86,693)	87,353	—	41,498
Equity (loss) earnings from subsidiaries, net of tax	660	87,353	—	(88,013)	—
Loss from discontinued operations, net of income taxes	(6,993)	—	—	—	(6,993)
Net income (loss)	$ 34,505	$ 660	$ 87,353	$ (88,013)	$ 34,505

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Income Statement
Year Ended December 31, 2000
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Sales	$321,131	$459,696	$846,671	$ (89,516)	$1,537,982
Cost of sales	234,506	285,078	462,305	(89,516)	892,373
Selling, general and administrative expenses	54,669	110,160	199,654	—	364,483
Research and development expenses	3,745	58,399	38,254	—	100,398
Other operating (income) expense, net	(32,295)	12,839	20,326	—	870
Operating income (loss) from continuing operations	60,506	(6,780)	126,132	—	179,858
Other expense, net	6,118	9,293	17,702	—	33,113
(Loss) income from continuing operations before income taxes	54,388	(16,073)	108,430	—	146,745
Provision for income taxes	28,721	4,344	23,310	—	56,375
Income (loss) from continuing operations	25,667	(20,417)	85,120	—	90,370
Equity earnings (loss) from subsidiaries, net of tax	64,703	85,120	—	(149,823)	—
Gain from discontinued operations, net of income taxes	150	—	—	—	150
Net income (loss)	$ 90,520	$ 64,703	$ 85,120	$(149,823)	90,520

Consolidating Balance Sheet
December 29, 2002
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Current assets:					
Cash and cash equivalents	$ 27,745	$ 6,981	$ 95,889	$ —	$ 130,615
Cash held in escrow............	186,483	—	—	—	186,483
Accounts receivable, net	33,188	57,486	213,973	—	304,647
Inventories	22,042	91,354	92,059	—	205,455
Other current assets............	87,876	32,637	31,624	—	152,137
Current assets of discontinued operations	12,006	—	—	—	12,006
Total current assets	369,340	188,458	433,545	—	991,343
Property, plant and equipment, net	36,760	170,183	97,079	—	304,022
Investments.....................	10,485	1,494	2,319	—	14,298
Intangible assets	7,280	1,143,243	289,251	—	1,439,774
Intercompany receivable/(payable), net	(358,144)	135,482	222,662	—	—
Investment in subsidiaries	2,122,645	762,110	—	(2,884,755)	—
Other assets	67,743	5,488	10,604	—	83,835
Long-term assets of discontinued operations	2,967	—	—	—	2,967
Total assets	$2,259,076	$2,406,458	$1,055,460	$(2,884,755)	$2,836,239
Current liabilities:					
Short-term debt	$ 189,640	$ —	$ 1,851	$ —	$ 191,491
Accounts payable	21,294	59,326	65,670	—	146,290
Accrued restructuring and integration costs	3,719	22,910	14,119	—	40,748
Accrued expenses..............	127,614	95,287	93,526	—	316,427
Current liabilities of discontinued operations	2,718	—	—	—	2,718
Total current liabilities	344,985	177,523	175,166	—	697,674
Long-term debt	614,053	—	—	—	614,053
Long-term liabilities	45,557	106,290	118,184	—	270,031
Long-term liabilities of discontinued operations	2,137	—	—	—	2,137
Total stockholders' equity	1,252,344	2,122,645	762,110	(2,884,755)	1,252,344
Total liabilities and stockholders' equity	$2,259,076	$2,406,458	$1,055,460	$(2,884,755)	$2,836,239

Consolidating Balance Sheet
December 30, 2001
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current assets:					
Cash and cash equivalents	$ 18,831	$ 1,565	$ 117,854	$ —	$ 138,250
Accounts receivable, net	35,089	69,843	214,131	—	319,063
Inventories	24,276	120,364	100,201	—	244,841
Other current assets............	69,331	44,532	36,823	—	150,686
Current assets of discontinued operations	90,518	—	—	—	90,518
Total current assets	238,045	236,304	469,009	—	943,358
Property, plant and equipment, net	21,305	147,975	113,344	—	282,624
Investments....................	15,244	687	2,266	—	18,197
Intangible assets	2,742	1,241,401	285,910	—	1,530,053
Intercompany receivable/(payable), net	(644,538)	236,248	408,290	—	—
Investment in subsidiaries	2,422,875	1,014,903	—	(3,437,778)	—
Other assets	59,099	35,281	7,675	—	102,055
Long-term assets of discontinued operations	93,651	—	—	—	93,651
Total assets	$2,208,423	$2,912,799	$1,286,494	$(3,437,778)	$2,969,938
Current liabilities:					
Short-term debt	$ —	$ 119,895	$ 6,089	$ —	$ 125,984
Accounts payable	11,895	56,673	60,384	—	128,952
Accrued restructuring and integration costs	31,072	—	20,663	—	51,735
Accrued expenses..............	150,671	182,720	94,159	—	427,550
Current liabilities of discontinued operations	20,814	—	—	—	20,814
Total current liabilities	214,452	359,288	181,295	—	755,035
Long-term debt	598,125	—	—	—	598,125
Long-term liabilities	32,232	130,636	90,296	—	253,164
Long-term liabilities of discontinued operations	57	—	—	—	57
Total stockholders' equity	1,363,557	2,422,875	1,014,903	(3,437,778)	1,363,557
Total liabilities and stockholders' equity	$2,208,423	$2,912,799	$1,286,494	$(3,437,778)	$2,969,938

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Cash Flow Statement
Year Ended December 29, 2002
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities				
Net cash provided by (used in) continuing operating activities	$ 102,676	$ 54,266	$(48,693)	$ 108,249
Net cash used in discontinued operating activities	(6,745)	—	—	(6,745)
Net cash provided by (used in) operating activities	95,931	54,266	(48,693)	101,504
Investing Activities				
Cash held in escrow	(186,483)	—	—	(186,483)
Purchase of Fremont, CA facility	—	(30,000)	—	(30,000)
Capital expenditures	(3,879)	(18,850)	(15,090)	(37,819)
Proceeds from dispositions of businesses	96,194	—	—	96,194
Proceeds from disposition of assets	—	—	29,782	29,782
Cost of acquisitions, net of cash acquired	(22,511)	—	—	(22,511)
Net cash (used in) provided by continuing operations investing activities	(116,679)	(48,850)	14,692	(150,837)
Net cash used in discontinued operations investing activities	(5,200)	—	—	(5,200)
Net cash (used in) provided by investing activities	(121,879)	(48,850)	14,692	(156,037)
Financing Activities				
Payment of indebtedness	(538,293)	—	—	(538,293)
Proceeds from indebtedness	612,500	—	—	612,500
Other debt decreases	(1,351)	—	(4,189)	(5,540)
Payment of debt issuance and termination costs	(15,841)	—	—	(15,841)
Proceeds from issuance of common stock	19,051	—	—	19,051
Purchases of treasury stock	(5,925)	—	—	(5,925)
Cash dividends	(35,279)	—	—	(35,279)
Net cash provided by (used in) financing activities	34,862	—	(4,189)	30,673
Effect of exchange rates on cash and cash equivalents	—	—	16,225	16,225
Net increase (decrease) in cash and cash equivalents	8,914	5,416	(21,965)	(7,635)
Cash and cash equivalents, beginning of year	18,831	1,565	117,854	138,250
Cash and cash equivalents, end of year	$ 27,745	$ 6,981	$ 95,889	$ 130,615

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Cash Flow Statement
Year Ended December 30, 2001
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities				
Net cash provided by continuing operating activities	$ 114,531	$ 10,382	$ 20,355	$ 145,268
Net cash used in discontinued operating activities..	(21,969)	—	—	(21,969)
Net cash provided by operating activities	92,562	10,382	20,355	123,299
Investing Activities				
Capital expenditures	(13,486)	(38,672)	(42,224)	(94,382)
Proceeds from dispositions of businesses..........	73,505	—	—	73,505
Proceeds from disposition of assets	6,779	33,092	21,372	61,243
Cost of acquisitions, net of cash acquired	34,149	—	—	34,149
Other	2,193	—	—	2,193
Net cash (used in) provided by continuing operations investing activities	103,140	(5,580)	(20,852)	76,708
Net cash used in discontinued operations investing activities	(10,947)	—	—	(10,947)
Net cash (used in) provided by investing activities	92,193	(5,580)	(20,852)	65,761
Financing Activities				
Payment of indebtedness.......................	(177,000)	—	—	(177,000)
Other debt increases (decreases)	1,128	(4,092)	(271)	(3,235)
Proceeds from issuance of common stock.........	39,475	—	—	39,475
Purchases of treasury stock....................	(1,784)	—	—	(1,784)
Cash dividends	(28,294)	—	—	(28,294)
Net cash used in financing activities	(166,475)	(4,092)	(271)	(170,838)
Effect of exchange rates on cash and cash equivalents	—	—	(5,523)	(5,523)
Net increase (decrease) in cash and cash equivalents	18,280	710	(6,291)	12,699
Cash and cash equivalents, beginning of year........	551	855	124,145	125,551
Cash and cash equivalents, end of year.............	$ 18,831	$ 1,565	$117,854	$ 138,250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Cash Flow Statement
Year Ended December 31, 2000
(In thousands)

	Parent Company Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities				
Net cash provided by (used in) continuing operating activities	$ 144,652	$(23,935)	$ 36,213	$ 156,930
Net cash used in discontinued operating activities	(11,382)	—	—	(11,382)
Net cash provided by (used in) operating activities	133,270	(23,935)	36,213	145,548
Investing Activities				
Capital expenditures	(11,121)	(14,367)	(33,806)	(59,294)
Proceeds from dispositions of businesses	39,148	—	—	39,148
Proceeds from disposition of assets	—	39,576	2,700	42,276
Cost of acquisitions, net of cash acquired	(411,040)	—	—	(411,040)
Proceeds from sale (use from purchase) of investment, net	(20,457)	—	—	(20,457)
Other	1,919	—	—	1,919
Net cash (used in) provided by continuing operations investing activities	(401,551)	25,209	(31,106)	(407,448)
Net cash provided by discontinued operations investing activities	6,018	—	—	6,018
Net cash (used in) provided by investing activities	(395,533)	25,209	(31,106)	(401,430)
Financing Activities				
Proceeds from indebtedness	485,000	—	—	485,000
Other debt (decreases) increases	(238,514)	1,062	3,461	(233,991)
Proceeds from issuance of common stock	46,902	—	—	46,902
Purchases of treasury stock	(10,589)	—	—	(10,589)
Cash dividends	(27,533)	—	—	(27,533)
Net cash provided by financing activities	255,266	1,062	3,461	259,789
Effect of exchange rates on cash and cash equivalents	—	—	(5,006)	(5,006)
Net (decrease) increase in cash and cash equivalents	(6,997)	2,336	3,562	(1,099)
Cash and cash equivalents, beginning of year	7,548	(1,481)	120,583	126,650
Cash and cash equivalents, end of year	$ 551	$ 855	$124,145	$ 125,551

Note 23: Quarterly Financial Information (Unaudited)

Selected quarterly financial information follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
			(In thousands, except per share data)		
2002					
Sales	$ 346,293	$383,096	$366,011	$409,581	$1,504,981
Operating (loss) income from continuing operations	(14,896)	17,409	16,694	5,111	24,318
(Loss) income from continuing operations before income taxes	(28,525)	8,987	11,963	(975)	(8,550)
(Loss) income from continuing operations	(20,658)	6,075	9,750	698	(4,135)
Net (loss) income	(147,360)	(9,096)	7,146	(2,628)	(151,938)
Basic (loss) earnings per share:					
Continuing operations	$ (0.17)	$ 0.05	$ 0.08	$ 0.01	$ (0.03)
Net (loss) income	(1.18)	(0.07)	0.06	(0.02)	(1.21)
Diluted (loss) earnings per share:					
Continuing operations	$ (0.17)	$ 0.05	$ 0.08	$ 0.01	$ (0.03)
Net (loss) income	(1.18)	(0.07)	0.06	(0.02)	(1.21)
Cash dividends per common share........	0.07	0.07	0.07	0.07	0.28
2001					
Sales	$ 390,607	$380,429	$348,322	$405,981	$1,525,339
Operating income (loss) from continuing operations	49,080	53,971	52,687	(26,023)	129,715
Income (loss) from continuing operations before income taxes	36,918	47,257	48,201	(31,826)	100,550
Income (loss) from continuing operations	23,124	32,035	33,986	(47,647)	41,498
Net income (loss)	23,495	29,411	31,219	(49,620)	34,505
Basic earnings (loss) per share:					
Continuing operations	$ 0.23	$ 0.32	$ 0.34	$ (0.42)	$ 0.40
Net income (loss)	0.23	0.29	0.31	(0.44)	0.33
Diluted earnings (loss) per share:					
Continuing operations	$ 0.22	$ 0.31	$ 0.33	$ (0.41)	$ 0.39
Net income (loss)	0.23	0.28	0.30	(0.43)	0.32
Cash dividends per common share........	0.07	0.07	0.07	0.07	0.28



$300,000,000

PerkinElmer, Inc.

8⅞% Senior Subordinated Notes Due 2013

P R O S P E C T U S

If you are a broker-dealer that receives new notes for your own account as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of new notes. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.   *Indemnification of Directors and Officers*

Section 67 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts, as amended (the "Massachusetts Business Corporation Law"), and Article V, Section 9 of the Registrant's by-laws, to which reference is hereby made, contain provisions authorizing indemnification by the Registrant of directors, officers, employees or agents against certain liabilities and expenses, which they may incur as directors, officers, employees or agents of the Registrant or of certain other entities. Section 67 of Chapter 156B of the Massachusetts Business Corporation Law provides that the indemnification of directors, officers, employees and agents of a corporation and persons who serve at the corporation's request as directors, officers, employees and other agents of another organization may be provided to whatever extent as shall be specified by (i) the articles of organization of the corporation or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Unless otherwise provided in the articles of organization or the by-laws, the indemnification of any persons described above who are not directors of the corporation may be provided by the corporation to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding prior to the final disposition of such action or proceeding, upon receipt of an undertaking by the indemnified person to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67 of Chapter 156B of the Massachusetts Business Corporation Law. Any indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization. Indemnification may not be provided for any person with respect to any matter as to which that person shall have been adjudicated in any proceeding to not have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

Section 65 of Chapter 156B of the Massachusetts Business Corporation Law provides a limitation on the imposition of liability under other sections of the Massachusetts Business Corporation Law. Under this section, a director, officer or incorporator of a corporation is to perform his duties in good faith and in a manner he reasonably believes to be in the best interests of the corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances. Such director, officer or incorporator is entitled to rely on information, opinions, reports or records, including financial statements, books of accounts and other financial records, which are prepared by or presented by or under the supervision of (i) one or more officers or employees of the corporation whom the director, officer or incorporator reasonably believes to be reliable and competent in the matters presented, or (ii) counsel, public accountants or other persons as to matters that the director, officer or incorporator reasonably believes to be within such a person's professional expert competence, or (iii) in the case of a director, a duly constituted committee of the board of directors upon which he does not serve, as to matters within its delegated authority, which committee the director reasonably believes to merit confidence. If a director, officer or incorporator performs his duties in the manner that is set forth above, that fact shall be an absolute defense to any claim asserted against him except as expressly provided by statute.

Section 13 of Chapter 156B of the Massachusetts Business Corporation Law provides that the articles of organization of a corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 or 62 of Chapter 156B of the Massachusetts Business Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Article Six of the Restated Articles of Organization of the Registrant, as amended, contains a provision consistent with Section 13 of Chapter 156B of the Massachusetts Business

Corporation Law and provides that to the fullest extent permitted by the Massachusetts Business Corporation Law, a director of the Registrant shall not be personally liable to the Registrant or its stockholder for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

Section 9 of Article V of the By-Laws of the Registrant contains provisions relating to the indemnification of directors and officers of the Registrant, which are consistent with Section 67 of Chapter 156B of the Massachusetts Business Corporation Law. This section provides that no indemnification will be provided to any person who was or is a director or officer with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation; nor shall indemnification be provided where the corporation is required or has undertaken to submit to a court the question of whether or not indemnification by it is against public policy and it has been finally determined that such indemnification is against public policy; provided, however, that, prior to such final adjudication, the corporation may compromise and settle any such claims and liabilities and pay such expenses, if such settlement or payment, or both, appears, in the judgment of a majority of those members of the board of directors who are not directly involved in such matters, to be in the best interest of the corporation as evidenced by a resolution to that effect adopted after receipt by the corporation of a written opinion of counsel for the corporation that, based upon the facts available to such counsel such person has not acted in a manner that would prohibit indemnification.

Section 67 of Chapter 156B of the Massachusetts Business Corporation Law also contains provisions authorizing a corporation to obtain insurance on behalf of any director, officer, employee or agent of the corporation against liabilities, whether or not the corporation would have the power to indemnify against such liabilities. The Registrant maintains director and officer liability and company reimbursement liability insurance. Subject to certain deductibles, such insurance will pay up to $100,000,000 per year on claims or errors and omissions against the Registrant's directors and officers and will reimburse the Registrant for amounts paid to indemnify directors and officers against the costs of such claims pursuant to the Registrant's by-laws.

Item 21. *Exhibits and Financial Statement Schedules*

(a) Exhibits

Below are the exhibits which are included, either by being filed herewith or by incorporation by reference, in this registration statement.

Exhibit Number	Description of Exhibit
3.1	PerkinElmer, Inc.'s Restated Articles of Organization were filed with the Commission on August 15, 2001 as Exhibit 3.1 to our quarterly report on Form 10-Q and are herein incorporated by reference.
3.2	PerkinElmer, Inc.'s By-Laws as amended and restated by the Board of Directors on April 27, 1999 were filed with the Commission on March 28, 2000 as Exhibit 3.3 to our annual report on Form 10-K for the fiscal year ended January 2, 2000 and are herein incorporated by reference.
3.3	Applied Surface Technology, Inc.'s Articles of Incorporation
3.4	Applied Surface Technology, Inc.'s Corporate By-Laws
3.5	Carl Consumable Products, LLC's Certificate of Formation
3.6	Carl Consumable Products, LLC's Amended and Restated Limited Liability Company Agreement, as amended
3.7	Lumen Technologies, Inc.'s Amended and Restated Certificate of Incorporation
3.8	Lumen Technologies, Inc.'s By-Laws
3.9	NEN Life Sciences, Inc.'s Certificate of Incorporation
3.10	NEN Life Sciences, Inc.'s By-Laws

Exhibit Number	Description of Exhibit
3.11	Packard Bioscience Company's Amended and Restated Certificate of Incorporation, as amended
3.12	Packard Bioscience Company's Amended and Restated By-Laws
3.13	PerkinElmer Labworks, Inc.'s Amended and Restated Certificate of Incorporation, as amended
3.14	PerkinElmer Labworks, Inc.'s By-Laws
3.15	PerkinElmer LAS, Inc.'s Certificate of Incorporation, as amended
3.16	PerkinElmer LAS, Inc.'s By-Laws
3.17	PerkinElmer Optoelectronics NC, Inc.'s Certificate of Incorporation, as amended
3.18	PerkinElmer Optoelectronics NC, Inc.'s By-Laws
3.19	PerkinElmer Optoelectronics SC, Inc.'s Amended and Restated Certificate of Incorporation, as amended
3.20	PerkinElmer Optoelectronics SC, Inc.'s By-Laws
3.21	PerkinElmer Holdings, Inc.'s Articles of Organization, as amended
3.22	PerkinElmer Holdings, Inc.'s By-Laws
3.23	PerkinElmer Automotive Research, Inc.'s Articles of Incorporation, as amended
3.24	PerkinElmer Automotive Research, Inc.'s By-Laws
4.1	Form of Indenture, dated June 28,1995, between PerkinElmer, Inc. and the First National Bank of Boston, as Trustee, was filed with the Commission as Exhibit 4.1 to our registration statement on Form S 3, File No. 33 59675, and is incorporated herein by reference.
4.2	Form of Senior Indenture, dated August 7, 2000, between PerkinElmer, Inc. and Bank One Trust Company, N.A. (successor to the First National Bank of Chicago), as Trustee, was filed with the Commission as Exhibit 4.1 to our registration statement on Form S 3, File No. 333 71069, and is incorporated herein by reference.
4.3	Form of Supplemental Indenture, dated August 7, 2000, between PerkinElmer, Inc. and Bank One Trust Company, N.A., as Trustee, was filed with the Commission on August 4, 2000 as Exhibit 4.1 to our current report on Form 8-K, and is incorporated herein by reference.
4.4	First Supplemental Indenture dated as of December 13, 2002, between PerkinElmer, Inc. and State Street Bank and Trust Company, was filed with the Commission on December 27, 2002 as Exhibit 4.1 to our current report on Form 8-K, and is incorporated herein by reference.
4.5	Indenture, dated as of December 26, 2002, among PerkinElmer, Inc., as Issuer, Applied Surface Technology, Inc., CCS Packard, Inc., Carl Consumable Products, LLC, Lumen Technologies, Inc., NEN Life Sciences, Inc., Packard Bioscience Company, Packard Instrument Company, Inc., PerkinElmer Instruments LLC, PerkinElmer Labworks, Inc., PerkinElmer Life Sciences, Inc., PerkinElmer Optoelectronics NC, Inc., PerkinElmer Optoelectronics SC, Inc., PerkinElmer Holdings, Inc. and PerkinElmer Automotive Research, Inc., as Guarantors, and State Street Bank and Trust Company, as Trustee, was filed with the Commission on March 18, 2003 as Exhibit 4.7 to our annual report on Form 10-K, and is incorporated herein by reference.
4.6	Registration Rights Agreement, dated December 26, 2002, among PerkinElmer, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and SG Cowen Securities Corporation, was filed with the Commission on March 18, 2003 as Exhibit 4.8 to our annual report on Form 10-K, and is incorporated herein by reference.
5.1	Opinion of Hale and Dorr LLP
10.1	$415,000,000 Credit Agreement, dated as of December 26, 2002, among PerkinElmer, Inc., as Borrower, the Several Lenders from time to time Parties thereto, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arranger, Merrill Lynch Capital Corporation, as Syndication Agent, Societe Generale, as Documentation Agent, and Bank of America, N.A., as Administrative Agent, was filed with the Commission on March 18, 2003 as Exhibit 10.3 to our annual report on Form 10-K, and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
12.1	Statement regarding computation of ratio of earnings to fixed charges
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (See pages II-6 through II-18 of this Registration Statement)
25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association, as Trustee, on Form T-1, relating to the 8⅞% Senior Subordinated Notes due 2013
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.4	Form of Letter to Clients
99.5	Form of Tax Guidelines

(b) Financial Statement Schedules

Schedules not listed above have been omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto.

Item 22. *Undertakings*

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs a(i) and a(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PERKINELMER, INC.

By: /s/ ROBERT F. FRIEL
        Robert F. Friel
        Senior Vice President and
        Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer, Inc., hereby severally constitute and appoint Gregory L. Summe, Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ GREGORY L. SUMME Gregory L. Summe	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 7, 2003
/s/ JEFFREY D. CAPELLO Jeffrey D. Capello	Vice President — Finance, Treasurer and Chief Accounting Officer (Principal Accounting Officer)	April 7, 2003
/s/ TAMARA J. ERICKSON Tamara J. Erickson	Director	April 7, 2003
/s/ NICHOLAS A. LOPARDO Nicholas A. Lopardo	Director	April 7, 2003

Signatures	Title	Date
/s/ ALEXIS P. MICHAS	Director	April 7, 2003
Alexis P. Michas		
/s/ MICHAEL C. RUETTGERS	Director	April 7, 2003
Michael C. Ruettgers		
/s/ VICKI L. SATO	Director	April 7, 2003
Vicki L. Sato		
/s/ GABRIEL SCHMERGEL	Director	April 7, 2003
Gabriel Schmergel		
/s/ KENTON J. SICCHITANO	Director	April 7, 2003
Kenton J. Sicchitano		
/s/ G. ROBERT TOD	Director	April 7, 2003
G. Robert Tod		

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

APPLIED SURFACE TECHNOLOGY, INC.

By: /s/   TERRANCE L. CARLSON
Terrance L. Carlson
Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Applied Surface Technology, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Applied Surface Technology, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT A. BARRETT Robert A. Barrett	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President (Principal Executive Officer) and Director	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

CARL CONSUMABLE PRODUCTS, LLC

By: /s/   TERRANCE L. CARLSON
_____
Terrance L. Carlson
Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and managers of Carl Consumable Products, LLC, hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and managers to enable Carl Consumable Products, LLC to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ PETER B. COGGINS Peter B. Coggins	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President and Manager	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Manager	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Assistant Secretary and Manager	April 7, 2003
/s/ RICHARD A. CARL Richard A. Carl	Manager	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

LUMEN TECHNOLOGIES, INC.

By: /s/   TERRANCE L. CARLSON

Terrance L. Carlson
President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Lumen Technologies, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Lumen Technologies, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ TERRANCE L. CARLSON Terrance L. Carlson	President (Principal Executive Officer) and Director	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Vice President, Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

NEN LIFE SCIENCES, INC.

By: /s/   TERRANCE L. CARLSON
                 Terrance L. Carlson
                 President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of NEN Life Sciences, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable NEN Life Sciences, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ TERRANCE L. CARLSON Terrance L. Carlson	President (Principal Executive Officer) and Director	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Assistant Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PACKARD BIOSCIENCE COMPANY

By: /s/   TERRANCE L. CARLSON

Terrance L. Carlson

Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Packard Bioscience Company, hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Packard Bioscience Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ PETER B. COGGINS Peter B. Coggins	President (Principal Executive Officer)	April 7, 2003
/s/ DOUGLAS S. PRINCE Douglas S. Prince	Vice President and Treasurer (Principal Financial and Accounting Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Vice President and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Assistant Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PERKINELMER LABWORKS, INC.

By: /s/   TERRANCE L. CARLSON
_____
Terrance L. Carlson
Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer Labworks, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer Labworks, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ PETER B. COGGINS Peter B. Coggins	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ DOUGLAS S. PRINCE Douglas S. Prince	Vice President and Treasurer (Principal Financial and Accounting Officer)	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Vice President and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Assistant Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PERKINELMER LAS, INC.

By: /s/   TERRANCE L. CARLSON
Terrance L. Carlson
Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer LAS, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer LAS, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ PETER B. COGGINS Peter B. Coggins	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ DOUGLAS S. PRINCE Douglas S. Prince	Vice President and Treasurer (Principal Financial and Accounting Officer)	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Vice President and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Assistant Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.


PERKINELMER OPTOELECTRONICS NC, INC.

By: /s/   TERRANCE L. CARLSON
—————————————————————————
Terrance L. Carlson
Vice President


SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer Optoelectronics NC, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer Optoelectronic NC, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JOHN P. MURPHY —————————————— John P. Murphy	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON —————————————— Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ ROBERT F. FRIEL —————————————— Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ JOHN L. HEALY —————————————— John L. Healy	Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PERKINELMER OPTOELECTRONICS SC, INC.

By: /s/   TERRANCE L. CARLSON
               Terrance L. Carlson
               Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer Optoelectronic SC, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer Optoelectronic SC, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JOHN P. MURPHY John P. Murphy	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Secretary and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PERKINELMER HOLDINGS, INC.

By: /s/   ROBERT F. FRIEL
_____
Robert F. Friel
President and Treasurer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer Holdings, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT F. FRIEL _____ Robert F. Friel	President, Treasurer (Principal Executive Officer and Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ TERRANCE L. CARLSON _____ Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ JOHN L. HEALY _____ John L. Healy	Vice President, Clerk and Director	April 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on this 7th day of April, 2003.

PERKINELMER AUTOMOTIVE RESEARCH, INC.

By: /s/   TERRANCE L. CARLSON
                Terrance L. Carlson
                Vice President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of PerkinElmer Automotive Research, Inc., hereby severally constitute and appoint Robert L. Friel, Terrance L. Carlson and David E. Redlick and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PerkinElmer Automotive Research, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT A. BARRETT Robert A. Barrett	President (Principal Executive Officer)	April 7, 2003
/s/ TERRANCE L. CARLSON Terrance L. Carlson	Vice President and Director	April 7, 2003
/s/ ROBERT F. FRIEL Robert F. Friel	Treasurer (Principal Financial and Accounting Officer) and Director	April 7, 2003
/s/ JOHN L. HEALY John L. Healy	Secretary and Director	April 7, 2003

EXHIBIT INDEX

Below are the exhibits which are included, either by being filed herewith or by incorporation by reference, in this registration statement.

Exhibit Number	Description
3.1	PerkinElmer, Inc.'s Restated Articles of Organization were filed with the Commission on August 15, 2001 as Exhibit 3.1 to our quarterly report on Form 10-Q and are herein incorporated by reference.
3.2	PerkinElmer, Inc.'s By-Laws as amended and restated by the Board of Directors on April 27, 1999 were filed with the Commission on March 28, 2000 as Exhibit 3.3 to our annual report on Form 10-K for the fiscal year ended January 2, 2000 and are herein incorporated by reference.
3.3	Applied Surface Technology, Inc.'s Articles of Incorporation
3.4	Applied Surface Technology, Inc.'s Corporate By-Laws
3.5	Carl Consumable Products, LLC's Certificate of Formation
3.6	Carl Consumable Products, LLC's Amended and Restated Limited Liability Company Agreement, as amended
3.7	Lumen Technologies, Inc.'s Amended and Restated Certificate of Incorporation
3.8	Lumen Technologies, Inc.'s By-Laws
3.9	NEN Life Sciences, Inc.'s Certificate of Incorporation
3.10	NEN Life Sciences, Inc.'s By-Laws
3.11	Packard Bioscience Company's Amended and Restated Certificate of Incorporation, as amended
3.12	Packard Bioscience Company's Amended and Restated By-Laws
3.13	PerkinElmer Labworks, Inc.'s Amended and Restated Certificate of Incorporation, as amended
3.14	PerkinElmer Labworks, Inc.'s By-Laws
3.15	PerkinElmer LAS, Inc.'s Certificate of Incorporation, as amended
3.16	PerkinElmer LAS, Inc.'s By-Laws
3.17	PerkinElmer Optoelectronics NC, Inc.'s Certificate of Incorporation, as amended
3.18	PerkinElmer Optoelectronics NC, Inc.'s By-Laws
3.19	PerkinElmer Optoelectronics SC, Inc.'s Amended and Restated Certificate of Incorporation, as amended
3.20	PerkinElmer Optoelectronics SC, Inc.'s By-Laws
3.21	PerkinElmer Holdings, Inc.'s Articles of Organization, as amended
3.22	PerkinElmer Holdings, Inc.'s By-Laws
3.23	PerkinElmer Automotive Research, Inc.'s Articles of Incorporation, as amended
3.24	PerkinElmer Automotive Research, Inc.'s By-Laws
4.1	Form of Indenture, dated June 28,1995, between PerkinElmer, Inc. and the First National Bank of Boston, as Trustee, was filed with the Commission as Exhibit 4.1 to our registration statement on Form S 3, File No. 33 59675, and is incorporated herein by reference.
4.2	Form of Senior Indenture, dated August 7, 2000, between PerkinElmer, Inc. and Bank One Trust Company, N.A. (successor to the First National Bank of Chicago), as Trustee, was filed with the Commission as Exhibit 4.1 to our registration statement on Form S 3, File No. 333 71069, and is incorporated herein by reference.
4.3	Form of Supplemental Indenture, dated August 7, 2000, between PerkinElmer, Inc. and Bank One Trust Company, N.A., as Trustee, was filed with the Commission on August 4, 2000 as Exhibit 4.1 to our current report on Form 8-K, and is incorporated herein by reference.

Exhibit Number	Description
4.4	First Supplemental Indenture dated as of December 13, 2002, between PerkinElmer, Inc. and State Street Bank and Trust Company, was filed with the Commission on December 27, 2002 as Exhibit 4.1 to our current report on Form 8-K, and is incorporated herein by reference.
4.5	Indenture, dated as of December 26, 2002, among PerkinElmer, Inc., as Issuer, Applied Surface Technology, Inc., CCS Packard, Inc., Carl Consumable Products, LLC, Lumen Technologies, Inc., NEN Life Sciences, Inc., Packard Bioscience Company, Packard Instrument Company, Inc., PerkinElmer Instruments LLC, PerkinElmer Labworks, Inc., PerkinElmer Life Sciences, Inc., PerkinElmer Optoelectronics NC, Inc., PerkinElmer Optoelectronics SC, Inc., PerkinElmer Holdings, Inc. and PerkinElmer Automotive Research, Inc., as Guarantors, and State Street Bank and Trust Company, as Trustee, was filed with the Commission on March 18, 2003 as Exhibit 4.7 to our annual report on Form 10-K, and is incorporated herein by reference.
4.6	Registration Rights Agreement, dated December 26, 2002, among PerkinElmer, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and SG Cowen Securities Corporation, was filed with the Commission on March 18, 2003 as Exhibit 4.8 to our annual report on Form 10-K, and is incorporated herein by reference.
5.1	Opinion of Hale and Dorr LLP
10.1	$415,000,000 Credit Agreement, dated as of December 26, 2002, among PerkinElmer, Inc., as Borrower, the Several Lenders from time to time Parties thereto, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Arranger, Merrill Lynch Capital Corporation, as Syndication Agent, Societe Generale, as Documentation Agent, and Bank of America, N.A., as Administrative Agent, was filed with the Commission on March 18, 2003 as Exhibit 10.3 to our annual report on Form 10-K, and is incorporated herein by reference.
12.1	Statement regarding computation of ratio of earnings to fixed charges
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (See pages II-6 through II-18 of this Registration Statement)
25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association, as Trustee, on Form T-1, relating to the $8\frac{7}{8}\%$ Senior Subordinated Notes due 2013
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.4	Form of Letter to Clients
99.5	Form of Tax Guidelines